SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001 -20

Publicly Listed Company - CVM 1431-1

www.Copel.com Copel@Copel.com

MANAGEMENT REPORT

AND

FINANCIAL STATEMENTS

December 2004

MANAGEMENT REPORT 5

TO OUR SHAREHOLDERS 5

MESSAGE FROM THE CEO 5

SCENARIOS 7

International Scenario 7

Brazilian Scenario 7

Local Scenario 8

Scenario of the Electricity Sector 8

HIGHLIGHTS 10

Principal Events in 2004 11

PROFILE OF THE COMPANY 11

The Company 11

Copel’s Businesses 12

Generation 12

Transmission 14

Distribution 15

Telecommunications 15

Investments 16

Compagas 22

MANAGEMENT 24

Strategic Planning 24

Corporate Governance 25

Dividend Policy 26

Market Relations 26

Investment Program 27

Research and Development 27

Internal Public 28

Safety 30

Information Technology 32

Recognition 32

External Audit 35

OPERATING PERFORMANCE 36

Market 36

Tariffs and Discount Policy 39

Default 41

Power Quality 42

Average Emergency Service Time 44

Losses 45

Flow in 2004 (in MWh) 46

ECONOMIC-FINANCIAL PERFORMANCE 46

Results of operations 46

EBITDA 47

Net Financial Income 49

Cash flow 49

Hedge 51

Added Value 52

Copel’s Shares 53

Economic Added Value - EAV 54

SOCIOENVIRONMENTAL PERFORMANCE 57

Copel and the Global Pact 57

Support for Culture 71

Environmental Programs and Actions 72

Social Balance Sheet 77

OUR THANKS 81

MANAGEMENT REPORT

TO OUR SHAREHOLDERS

We present for your appreciation the Management Report, the Financial Statements, the Opinion of the Audit Board and the Report of the Independent Auditors for the financial years ended December 31, 2004 and 2003.

Companhia Paranaense de Energia - Copel is a publicly-held corporation, with both private and public stockholders, controlled by the Government of the State of Paraná.

In accordance with CVM Instruction No. 247 of 1996, article 23, Copel has included in the consolidated financial statements of the current year the accounts of Companhia Paranaense de Gás - Compagas, a 51% owned subsidiary, and we have therefore reclassified the financial year 2003 to maintain the comparability of our consolidated financial statements. The consolidation of Compagas in the Financial Statements at December 31, 2004 was carried out according to OFÍCIO/CVM/SNC/No. 005/2005, of January 24, 2005.

MESSAGE FROM THE CEO

2004 was an extremely propitious year for the consolidation of the program intended to bring back to Copel the equilibrium and the economic and financial stability that started in 2003, when the new governor took office.

If in that first year the greatest struggles were to ensure the Company’s continuity and survival, eliminating absolutely unsustainable commitments, contracts and partnerships, in 2004 efforts were concentrated on the recovery of the systems and the installations that serve the consumers of electricity.

The resumption of the investments in the maintenance and expansion of the electrical systems, plus the reinforcement and improvement of the structures for serving the public, can be recognized as Copel´s great achievements in the year.

These, not by chance, symbolize the definitive return of the Company to the activities that justified its creation and that have always been an integral part of its principal mission as a company: endowing Paraná with the conditions of infrastructure in electricity needed for its full economic and social development, fostering well-being, and contributing towards improving the quality of life of the population.

Under the steadfast guidance of the Governor of the State, with the diligent support of the members of the Board of Directors and the zealous participation of the Audit Board, Copel - through its Executive Board and all its employees - is proud to present the results of operations for the year 2004. In addition, the many advances in the areas of corporate governance and socioenvironmental responsibility, with special emphasis on the commitments arising from the Company’s commitment to the Global Pact and the Millennium Agenda of the UN, are also presented.

The Company is convinced that it is fulfilling its mission, contributing with work, creativity and dedication to the progress of the State and the well being of the citizens of Paraná.

Finally, we wish to record our recognition of Paulo Pimentel, who presided the Company with experience and firmness throughout 2004, and to whom are due the main merits for the achievements and the results attained.

Rubens Ghilardi

Chief Executive Officer

SCENARIOS

International Scenario

2004 was a year that stood out for the strong recovery in international trade, which continues to be an important driver of growth, due to the environment of low inflation and low interest rates enjoyed in the current world economic order. The United States continued to be the driving force of development, but the majority of the regions showed an improvement in economic performance. Japan recorded its best performance of recent years and, amongst the industrialized areas, the Euro area found itself practically isolated, with a slower pace of growth. This year was also one of the best of the last three decades for the emerging economies, which have shown development in several parts of the world. Accelerated growth has occurred not only in emergent Asia - including China and India - but also in the economies in transition in Europe, including Russia, Ukraine and the new members of the European Union - where the evolutionary process, up to this moment, has not been affected by the slower growth of the Euro area. Improvements have also occurred in many parts of Africa and the Middle East. In this context, the world Gross Domestic Product - GDP has shown the largest increase of recent years, estimated at around 5% by the International Monetary Fund - IMF.

Brazilian Scenario

Brazil took advantage of the favorable environment for global trade and increased its export sales through the expansion of its export base of products, destinations and companies. In addition to the number of new exporting companies tripling from 306 in the previous year to 1,020 in 2004, the number of small and medium-size companies amongst them also increased, to 90% of the total. The diversification of the exports achieved a similar result, with the inclusion of 600 new products. Of the US$ 96.4 billion exported in 2004, US$ 54.4 billion was of manufactured goods, US$ 28.5 billion represented sales of raw materials, and US$ 13.5 billion referred to semi-manufactured products. The destination of sales also made headway in 2004 to reach countries that until recently showed an insignificant volume of trade with Brazil, as is the case of Poland, exports to which grew 21.4%. These increases in the volume of exports, a factor that, associated with the increase in credit, particularly in the first half year, made an ample contribution towards increasing industrial production by 8.3%, and were of great importance for the economic growth of the country, resulting in a 5.2% rise in GDP in 2004.

Local Scenario

Although the volumes harvested in the 2004 agricultural crop were lower than those of the previous year, Paraná showed an increase in the activities connected with agribusiness and an expansion in alternative products sold abroad. Besides increasing the product export base, the State advanced in the numbers of exporting companies and of countries with which it maintains trade relations, recording an increase of 31.4% in the volume of exports, which totaled US$ 9.4 billion.

The balance of trade in this period increased 46.4% in relation to 2003, to total US$ 5.4 billion. This situation, associated with the favorable quotation of agricultural commodities on the international market, resulted in greater agricultural income. With regard to the secondary sector, Paraná´s industrial production surpassed the national average with an increase of 10.1%; a strong growth occurred in the manufacture of automotive vehicles, publishing and printing, and machines and equipment, which showed increases of 50.6%, 39.7% and 21.4%, respectively. The growth of the automobile industry is due mainly to the sale of vehicles with a more accessible price and on a larger scale of production. The publishing and printing sector owed its performance to orders from the Government for books and textbooks, while the machinery and equipment sector grew because of the increased production of a series of manufactured goods, with special mention of machinery for the pulp, paper and paperboard industry. The volume of sales in the retail trade in Paraná increased 11.2% in 2004, compared to 11.4% countrywide. The sales of furniture and electrical and electronic goods were the highlight; they grew 29.4% in Paraná and 23.5% in Brazil.

Scenario of the Electricity Sector

In the regulatory scenario, 2004 was marked by the detailing of the rules for the new model of the electricity sector, instituted by Law 10848/2004 and regulated by Decree 5163/2004. The main event of the new model was the Mega Auction of Electricity held on December 7, 2004, where 17 thousand average MW of energy from already existing enterprises were traded. The total value traded reached R$ 74.9 billion, and the event attracted 35 distribution companies as purchasers and 18 generation companies as sellers. The companies closed contracts with an eight-year term of duration and deliveries programmed from 2005, 2006 and 2007. 9,054 average MW was traded for delivery starting in 2005, 6,782 average MW for 2006, and 1,172 average MW for 2007.

Copel sold 980 average MW for R$/MWh 57.50 for delivery in 2005; 368 average MW for R$/MWh 67.62 for 2006, and 81 average MW for R$/MWh 75.44 for 2007.

Although the Company had advised the MME of the need for purchasing 1003 average MW, 438 average MW and 0 average MW for those years, due to the mechanism of the auction, the electricity actually purchased was 992 average MW and 402 average MW for 2005 and 2006, respectively.

An important regulatory landmark for the distribution segment was the publication of MME/MF Regulation No. 361, of November 26, 2004, including the Proinfa in the Parcel A Item Variations - CVA Account of electricity purchase.

ANEEL Resolutions No. 067 and No. 068, published in June 2004, updated the criteria for the composition of the Basic Network and defined the responsibility for the expansion of the Other Transmission Installations - DITs.

The highlight in the generation segment was MME Regulation No. 303, of November 18, 2004, which established the methodology for the process of reviewing the electricity assured from the hydroelectric and thermal power plants, besides the values of the certificates that will be attributed to each enterprise in the country. The new values of electricity assured from the thermal power plants will come into force on January 1, 2008. In the case of the hydroelectric power plants, there will only be the reduction, on the same date, of the electricity assured from Itaipu Binacional, based on the balance of the alteration of the certificates of all the other water-based power plants. The change in the levels of electricity assured at the other hydroelectric power plants of the interconnected system will be implemented only in 2014.

1. HIGHLIGHTS

Copel in Figures

CONSOLIDATED	2004	2003	Δ %

Financial - R$ million

Operating revenues	5,544.3	4,420.2	25.4
Net operating revenues	3,925.8	3,094.3	26.9
EBITDA or LAJIDA	910.2	437.3	108.2
Net income	374.1	171.1	118.6
Stockholders' equity	5,136.3	4,858.2	5.7

Economic-financial indicators

Current liquidity ratio	0.73	1.10	(33.6)
Net operating margin ( % )	15.32	4.56	236.0
Return on stockholders' equity ( % )	7.86	3.65	115.3
Net income per thousand shares - R$	1.37	0.63	118.7
Book value per thousand shares - R$	18.77	17.75	5.7
Stockholders' equity indebtedness ( % )	35.65	41.35	(13.8)
- Local currency ( % )	20.77	23.36	(11.1)
- Foreign currency ( % )	14.88	17.99	(17.3)

Service

Consumer units	3,180,077	3,095,498	2.7
Employees (*)	6,749	6,298	7.2
Consumers per employee	471	492	(4.3)
Consumers per distribution employee	659	693	(4.9)
Number of municipalities served	393	393	-
Total population served	9,393,668	9,275,751	1.3
-Urban (**)	7,956,197	7,824,939	1.7
- Rural (**)	1,437,471	1,450,812	(0.9)

Market

Concession area(km2)	194,854	194,854	-
Own generation (GWh)	19,121	16,598	15.2
Direct distribution (GWh)	17,669	17,417	1.4
Average annual supply tariff (R$/MWh)(***)	180.26	151.98	18.6
- Residential	251.97	215.09	17.1
- Industrial	128.84	109.56	17.6
- Commercial	212.77	177.50	19.9
- Rural	151.23	126.06	20.0
Average duration of outage by consumer (DEC)	14,03	18,90	(25.7)
Average frequency of outages by customer (FEC) (Number of outages)	14.18	16.54	(14.3)

Operating

Power plants in operation	18	18	-
Substations	364	360	1.1
Transmission lines (km)	6,996	6,977	0.3
Distribution network (km)	165,576	165,167	0.2
Installed capacity (MW)	4,550	4,550	-

(*)	Does not include Compagas employees.
(**)	Data estimated by IBGE census.
(***)	Average annual tariff. See average tariff for December in "Tariffs and Discount Policy".

Principal Events in 2004

•    Copel´s Fiftieth Anniversary

In 2004, Copel commemorated 50 years of existence, always performing its historical role as an agent of development, dynamizing the economy of Paraná, fostering social inclusion and improving the conditions of life of the citizens. To celebrate this date, besides the ceremonies held in Paraná, the Government of the State of Paraná and Copel took part in the “The Opening Bell Ceremony” at the New York Stock Exchange (NYSE).

•    New Model for the Electricity Sector

With the introduction of the New Regulatory Model for the Electricity Sector, Copel went through a process of adaptation to the new rules for marketing electricity via federal auctions and to the significant alterations to the criteria for planning, controls and forecasts in the sector’s legal landmarks.

•    Compliance with the Sarbanes-Oxley Act

To comply with the Sarbanes-Oxley Act, Copel contracted the external audit firm Ernst & Young, and in 2004 started to diagnose and to implement improvements in the Company’s internal controls, with completion forecast for September 2005.

PROFILE OF THE COMPANY

The Company

Copel is a publicly-held corporation, with both private and public stockholders, operating in power generation, transmission, and distribution and in telecommunications, with a concession from the Federal Government for its wholly-owned subsidiaries.

Copel has built, operates and maintains a structure that includes its own electricity generating units, which accounts for the production of roughly 5.5% of all the electricity consumed in Brazil, a transmission system with 6.9 thousand transmission lines, 165 thousand km of distribution lines, and 364 substations.

Copel also owns investments in several enterprises in various sectors, such as sanitation, services, distribution of gas, and telecommunications.

Copel´s Businesses

Copel´s businesses include its wholly-owned subsidiaries, which are unlisted, and its subsidiary Compagas, in which it holds 51% of the shares.

Generation

Through Copel Geração S.A., which is responsible for the electricity generation service, Copel has 18 power plants in operation, of which 17 are hydroelectric and one thermal, with an installed capacity of 4,550 MW.

•    Operation and maintenance of the power plants

Over 99% of Copel´s installed productive capacity is operated out of the Generating Operation Center (COG), located in Curitiba. An experience without any equivalent in the Brazilian scenario.

The modernization and automation process of the Chaminé Hydroelectric Power Plant has been started with completion estimated for 2005. The project includes the modernization of the equipment of the power plant, the inside and outside painting of the forced conduit, teleoperation of the COG, and the construction of a new step-up transmission power station to improve the service for Copel´s customers in the region, with a forecast cost of R$ 10 million.

An underwater robot was purchased for carrying out inspections in dams and submersed structures like grilles, lock gates and ducts. The robot is a guarantee of security, agility and economy in the preventive and corrective processes.

•    Availability of Copel´s generating plant in 2004:

Machinery with output of more than 10 MW: 94.8%
Machinery with output of less than 10 MW: 92.3%

•    Expansion of the Generation of Electricity

a) Studies carried out for assessing the hydroelectric potential and opportunities for expansion include:

  analysis and studies of hydroelectric power plants included in the Hydroelectric Inventory Studies of the Chopim, Tibagi, Iguaçu and Capivari rivers;
  drawing up inventory studies of the Cavernoso river and drawing up the basic project for a small hydroelectric power plant;
  analysis of the hydroelectric inventory studies and feasibility studies carried out by other companies on Paraná rivers;
  monitoring of the tender processes for concessions of hydroelectric power plants requested by the Ministry of Mines and Energy (MME) and ANEEL;
  studies for expanding the electricity system of Paraná to serve the Paraná market;
  support in drawing up the Ecological-Economic Zoning on issues of the electricity sector;
  discussions with the MME, the Ministry of the Environment, Ibama and the IAP with a view to accompanying the 2005 Concession Tender Program;
  drawing up studies to take part in the tenders for the concession of four power plants located in the state of Paraná, with a total estimated capacity of 893 MW, included in the MME 2005 Tender Program.

b) Continuing the studies for taking advantage of the potential for wind power in the state, through the Ventar Project, which involves the installation and operation of wind measurement stations.

c) A plant for processing organic waste and producing electricity: a proposal resulting from a study of several alternatives for the destination of urban solid waste for the Metropolitan Region of Curitiba, putting to good use a major portion of the material processed for the generation of electricity, as part of a policy of sustainable development for the state of Paraná.

Copel´s proposal took shape with the creation of a working group involving Comec, Sanepar, Lactec, Tecpar, Petrobrás and Sema/IAP. The result of this project will be the implementation of a genuinely national technology for sustainable development (without any payment of royalties) and the generation of employment (particularly in the communities that survive from collecting garbage).

d) The following events are to be highlighted in connection with the Fundão Santa Clara Energy Complex (240MW):

  Copel became the majority shareholder in the enterprise, acquiring 70% of the common shares from Elejor;
  an increase in Copel´s participation in its technical management, in the electromechanical area of the enterprise;
  Santa Clara HEP: civil construction at the final stage; the electromechanical assembly is under way;
  Fundão HEP: work started in April and the river diverted in November to enable the start of construction of the dam.

e) Environmental studies: drawing up and revising environmental studies, obtaining licenses and environmental authorizations for the following projects:

  Cavernoso power plant: drawing up the Environmental Viability Study and the EIA/RIMA;
  revision of the environmental studies of the basins of the Chopim and Baixo Iguaçu rivers.

Transmission

Through Copel Transmissão S.A., whose main activity is the exploitation of the services of transportation and transformation of electricity, the Company operates part of the national grid system located in the southern region of the country, for the National System Operator - ONS.

In the tables below, we show the extent of Copel´s transmission network, subdivided by voltage levels, as well as the size of the Copel system of transmission substations:

Transmission Lines	km

69 kV	1,137.2
88 kV	58.2
138 kV	4,063.9
230 kV	1,575.7
525 kV	161.3

TOTAL	6,996.3

Substations	No.	Automated	MVA

69 kV	31	31	1,912.0
88 kV	-	-	5.0
138 kV	68	68	4,725.6
230 kV	22	22	6,843.0
525 kV	4	4	1,600.0

TOTAL	125	125	15,085.6

Copel´s transmission system has undergone a series of reinforcements, technological updating and expansion that guarantee the maintenance of the Company’s high standard of service, specifically:

Automation of the totality of the Copel transmission substations.

Substations constructed: Cristo Rei (138 kV) and Cidade Industrial de Curitiba (230 kV).

Substations expanded: Umbará (230 kV), São Mateus do Sul (230 kV), Uberaba (230 kV) and Paranavaí(138 kV).

Substations with work in progress: Sarandi (230 kV), Santa Mônica (230 kV), Laranjeiras do Sul (138 kV), Palmas (138 kV) and Thomaz Coelho (69 kV).

Expansions of substations in progress: Bateias (500 kV) - second bank of 600 MVA transformers, Cascavel Oeste (500 kV) - second bank of 600 MVA transformers, Ponta Grossa Sul (230 kV), Cascavel (230 kV), Pinheiros (230 kV) and Toledo (138 kV).

Transmission lines constructed: LT 138 kV Apucarana - Arapongas (3.71 km) and LT 138 kV Cristo Rei - LT Apucarana-Mandaguari Junction (13.66 km).

Improvements and readaptations in transmission lines: LT 69 kV Campo Comprido - Mercês (7.2 km), LT 69 kV Mercês - Centro (7.2 km), LT 69 kV Pinherinho - Uberaba (7 km), LT 69 kV Uberaba - Boqueirão (5.7 km), LT 69 kV Boqueirão - Tatuquara (10.5 km), LT 69 kV Umbará - Tatuquara (4.7 km), LT 69 kV Umbará - Pinherinho (11.3 km), LT 230 kV Campo Comprido - Pilarzinho (17.7 km), LT 69 kV Atuba - Quatro Barras (13.03 km) and LT 69 kV Barigui - Araucária (12.7 km).

Improvements in transmission lines in progress: LT 138 kV Areia - Canteiro Segredo (54.69 km), LT 525 kV Salto Caxias - Cascavel Oeste (reinforcement of 119 structures) and LT 525 kV Salto Caxias - Salto Santiago (reinforcement of 190 structures).

Operation Center of the System (COS): Refurbishment of the system’s control room, including a new control panel.

Mobile transformer (145-13.8 kV) purchased to bring agility when attending to emergency situations in substations.

Emergency pylons: structures have been purchased for emergency replacement of transmission line pylons; they are easy to transport and allow for a swift and simple assembly.

Insulated aerial baskets: two pieces of equipment were purchased that make it possible to inspect and maintain transmission lines without needing to switch them off, guaranteeing the reliability of the electricity supply, without jeopardizing the safety of the employees; mounted on trucks, the baskets reach up to 25 m in height.

Distribution

COPEL´s system. through Copel Distribuição S.A., is made up of 165,576 km of distribution networks, 1,260,661 structures, 315,287 transformers, 6,651 MVA of installed capacity in transformers, 227 substations, of which 176 are automated, 1,467 MVA of installed capacity at substations. The Company serves 1,112 localities, 392 municipalities in Paraná, plus the municipality of Porto União, in the state of Santa Catarina.

Telecommunications

Copel acts in the Telecommunications area through Copel Telecomunicações S.A., a company intended to exploit and to provide Multimedia Communication System (MCS) services, which is a telecommunications system for an undetermined period, not exclusive in nature, domestically and internationally, capable of transmitting, emitting and receiving multimedia information using any means, for subscribers. The area for providing the service is Region II of the General Grant Plan. Its main physical indicators referring to 2004 are the following:

  4,534 km of optical cables installed in the main ring

  2,473 km of self-sustained optical cables

  145 cities served

  211 customers

1,120 km have been added to the transmission network (backbone), with optical cables, including 64 new cities to the 81 already served by COPEL, covering about 78% of the population of the state (145 cities), as well as 810 km of urban access optical network, for an investment of R$ 51 million.

The telecommunication services generated revenues of R$ 70.0 million in the year, which kept the business self-sustainable and contributed towards the reduction in prices and improvement in quality of telecommunications services in Paraná.

Accordingly, in alignment with government policies, Copel contributes towards the digital inclusion of the citizens of Paraná by means of a high-speed network. This network will interlink the State public schools, making the implementation of the Paraná Digital program feasible.

Investments

Copel has interests in companies and consortiums in various sectors, such as electricity, sanitation, services, gas, and telecommunications, through Copel Participações S.A. The Company is currently reassessing its portfolio of investments. The objective is to concentrate investments in enterprises aligned with the core business and the Company’s strategic point of reference.

The results of operations of the companies in which investments are held are shown in the notes to the financial statements.

•    Electricity Sector

Copel has investments in four electricity generation companies, organized in the form of a Special Purpose Company (SPC), with the nature of an independent producer of electricity, and an installed capacity of 640 MW.

Dona Francisca Hydroelectric Power Plant - Copel holds 23.03% of the capital stock, in common shares, of Dona Francisca Energética S.A. (DFESA). The other partners are Gerdau S.A., with 51.82% of the common shares; Centrais Elétricas de Santa Catarina - CELESC, with 23.03%, and Desenvix, with 2.12%. DFESA is a corporation founded in August 1998 to implement the Dona Francisca Hydroelectric Power Plant and to market the electricity generated. The power plant is located in the State of Rio Grande do Sul and has an installed capacity of 125 MW and assured power of 80 average MW. The project received financing from the BNDES and the IADB and commercial operations commenced in February 2001. The electricity is marketed through a PPA (power purchase agreement) with Copel Geração S.A., signed in 2003, for 12 years. ANEEL and MAE do not recognize DFESA´s right to sell its power to any submarket and, consequently, do not accept as a right of DFESA the revenues obtained from the sale of electricity during the rationing in 2001.

With the objective of safeguarding and preserving its legitimate rights, DFESA filed an ordinary declaratory lawsuit on November 12, 2002 claiming the nonexistence of liability, with a request for legal protection. On November 19, 2002, the incumbent Federal Judge of the 9th Law Court of the Federal District granted an injunction in favor of DFESA. As the lawsuit has not yet been judged, DFESA recorded a provision in its Long-term Liabilities in the amount of the revenues from the sale of power to MAE during the rationing period.

Palmas Eolian Plant – This enterprise, Centrais Eólicas do Paraná Ltda., was founded as a partnership between Copel, with 30.0% of the capital quotas, and Wobben Windpower Ind. Com. Ltda., with 70%, and has been in operation since February 1999. The plant is made up of five wind turbines of 500 kW each, totaling an installed capacity of 2.5 MW, and is located in the region of Horizonte, about 30 km from Palmas - PR. The average generation of electricity is 4,900 MWh/year. In 1999, Copel signed a contract for purchasing power from the plant for a 20-year period. This contract is being renegotiated to adapt it better to the requirements of ANEEL.

Foz do Chopim Hydroelectric Power Plant – Foz do Chopim Energética Ltda., a company in which Copel participates with 35.77% of the capital quotas and DM Planejamento e Participações Ltda. with 64.23%, was founded to exploit the remaining potential of the Júlio de Mesquita Filho Hydroelectric Power Station, on the Chopim river. The power plant has two generating units with a nominal output of 14.8 MVA each, with a total installed capacity of 29.70 MW, and assured power established by ANEEL at 21.46 average MW. In October 2003, the operating license was renewed by the Paraná Environmental Institute - IAP, to remain in force until October 2007.

Araucária Gas Power Plant – Located in the municipality of Araucária, in the metropolitan region of Curitiba, this power plant uses as its fuel the natural gas coming from Bolivia with installed capacity of 480 MW. The company is structured as a Special Purpose Company (SPC), and its capital is held by Copel, with 20% of the quotas, El Paso 60.0% and Petrobras 20.0%.

On August 14, 2003, Copel filed a lawsuit against UEG Araucária Ltda., referred to as Anticipated Evidence Injunction, which is now in the final stage, with the expert examination having been completed and the publication of the expert examination report expected at any moment.

The Company intends to constitute proof in its favor to show the technical impossibility of operating the power plant in a continuous, safe and permanent manner.

The preliminary hearing at the Paris Arbitration Court, scheduled for February 22, 2004, was postponed after being opened, to April 15, 2004. On that occasion, Copel reaffirmed – and expressly registered – its position of non-acceptance of arbitration, pointing out that it even had a legal decision in Brazil which nullified the validity of the arbitral clause in the contract that was the object of the litigation and was supporting the procedure in Paris.

In July 2004, there was another hearing in Paris, a further step in the arbitration procedure, at which opportunity Copel reiterated its previous position. On December 6, 2004, the Arbitration Court manifested its formal understanding, by a majority of votes, that it was competent to analyze and decide on the matter submitted to it, but assured that it would not make any value judgment on administrative decisions already taken by the National Electrical Energy Agency, such as, for example, the decision of the agency not to ratify the contract signed between UEGA and Copel. This arbitral decision, however, will neither influence nor alter the tenor of the decisions already pronounced in the Brazilian Court on the same subject.

Even not recognizing the competence of the Arbitration Court for this case, Copel will continue to defend its interests before this Court, thus preventing the case from being carried on in its absence. By May 15, 2005, it will have to submit a plea containing the justification by which sustains an objection to that of UEGA (countercharge), as well indicating the proof that it intends to provide to the Court.

•    Telecommunications Sector

Sercomtel S.A. - Telecomunicações: Sercomtel is a corporation headquartered in Londrina (PR). Its capital stock is R$ 246.9 million, held as follows between the partners: Copel, with 45.0% of the common shares and 45.0% of the preferred shares; the Municipality of Londrina, with 55.0% of the common shares and 31.8% of the preferred shares; and Banestado S.A. Corretora, with 23.2% of the preferred shares. Sercomtel is responsible for the fixed telephony in the municipalities of Londrina and Tamarana in the State of Paraná, with 162,384 phone lines installed, 11 telephone exchanges, 2 public switchers and 72 remote stations. It is the only Brazilian operator to have its system totally digitalized. The level of terminals in service for every 100 inhabitants is 29.6. There are 4,043 public payphones and they all now accept telephone cards. The operator has been working on the expansion of its optical fiber network.

Sercomtel Celular S.A.: With a capital of R$ 36.5 million, its principal shareholders are Copel, with 45.0% of the common and preferred shares and the Municipality of Londrina, with 55.0% of each. In May 1996, Sercomtel Celular became the first operator in Latin America to offer TDMA digital cell phone services. The 39 TDMA radio base stations and the 37 GSM radio base stations ensure signal coverage in the whole of the Municipality (both in the urban and rural areas). In December 2003, Sercomtel Celular inaugurated the GSM system, and was the first to launch this product. Sercomtel Celular has a capacity of 90,167 terminals in TDMA and 38,561 in GSM, and has 86,428 terminals in service, which is equivalent to 17.34 terminals for each 100 inhabitants.

Onda Provedor de Serviços de Internet: In harmony with the strategic policy of strengthening the Company’s core business, the Directors approved the sale of Copel´s investment in Onda Provedor de Serviços S.A., to Lanis Ltda, a partner in the enterprise. The negotiation of the sale occurred in July 2004, for R$ 400 thousand, in 10 monthly installments of R$ 40 thousand as from August but all the installments were paid in advance in October 2004.

•    Sanitation Sector

Dominó Holdings S.A.: The company comprises Copel with 15.0% of the common shares, Construtora Andrade Gutierrez S.A. with 27.5%, Opportunity Daleth S.A. with 27.5%, and Sanedo Ltda. – Vivendi Group, with 30.0%. On June 8, 1998, Dominó Holdings S.A. acquired, at a public auction, 39.71% of the voting capital of Companhia de Saneamento do Paraná - Sanepar, a company created in 1963 to take care of the actions in basic sanitation in the whole of the state of Paraná; it is a corporation with both private and public shareholders controlled by the Government of the State, which holds 60% of the shares. Further information can be found at the electronic address: www.sanepar.com.br. In February 2003, the Government of the State of Paraná issued a decree canceling the shareholders´ agreement and removing the representatives of Dominó Holdings S.A. from Sanepar´s Executive Board and from its Vice-Presidency of the Board of Directors. In 2004, the Government of the State of Paraná decided to convert the loan from the Japan Bank for International Cooperation (JBIC), of which it is an intermediary, into an AFAC (Advance for Future Capital Increase), so as to increase its stake in Sanepar´s capital stock, and took on the commitment to service the debt with JBIC. The capitalization of this financing was declared improper by the Brazilian Securities Commission (CVM), according to Law 6404/76. The Government of Paraná entered an appeal against this decision. In July 2004, the Higher Court of Justice (STJ) granted an injunction in favor of Dominó Holdings against the decisions of the Government of the State of Paraná and, in December 2004, the same court gave a definitive judgment of the appeal, in favor of Dominó Holdings.

•    Services Sector

Braspower: Braspower is an association of Copel, which holds 49.0% of the capital quotas, with Engevix Engenharia, which has 51.0%. Its focus is the international market, in particular South-East Asia and China, where it offers technologies developed in Brazil relating to projects associated with energy and infrastructure. A service contract is being carried out for the Shuibuya Dam Project, for consultancy services during the stages of construction. The feasibility study of the Lower Arun hydroelectric project (330 MW), in Nepal, is now in its final stage. Braspower is taking part in a bid for one more project in Nepal (Khimti-Dhalkebar 220 kV Transmission Line Project) and has now been selected in the first stage of the tender process. The cooperation agreement between Yunnan Huaneng Lancang River Hydropower Co. Ltd. (Hydrolancang) and Braspower has now evolved into a first proposal for rendering consultancy services for the Nuozhadu Hydropower Project (Lancang River), in China.

Escoelectric: Founded in December 1998 and comprised of the partners Copel Participações with 40.0% of the capital quotas, and Lactec, with 60.0%, Escoelectric is an Energy Service Company –ESCO, which offers the market multidisciplinary, specific and differentiated services to meet the customer’s needs and demands with flexibility, quality, time limits and the best technology, always seeking to bring technical and economic advantages. In its structure, Escoelectric has business divisions aimed at providing services in energy management, cooperation and maintenance, commissioning and testing.

Copel Amec Ltda: The company has as its partners Copel Participações, with 48.0% of the capital quotas, Amec, with 47.5%, and Lactec, with 4.5%. With its headquarters in Curitiba and aimed mainly at the Brazilian market, the company offers engineering services that range from the stage of planning and flexibility studies of works in infrastructure to the provision of complete packages of EPC (Engineering, Procurement and Construction) and of Owner's Engineering, including projects, consultancies, and technical and environmental investigations. The Owner’s Engineering contract with Elejor, relating to the Fundão and Santa Clara complex, continues under way, with the time limit for conclusion set for June 2006. In parallel, the partners of Copel Amec are considering the possibility of its closure.

Subsequent event: At the 68th meeting of Copel´s Board of Directors, held on February 1, 2005, the dissolution of Copel Amec S.C Ltda. was approved.

•    Projects in progress

Copel is taking part in two partnerships in electricity generation enterprises that are at the implementation stage. They are hydraulic generation projects, whose concessions were obtained through tenders from ANEEL, and will enable Copel to increase its production and sale of electricity by about 571 MW of installed capacity in the next few years.

São Jerônimo Hydroelectric Power Plant: The São Jerônimo project covers the future hydroelectric use of São Jerônimo, located between the municipalities of Tamarana and São Jerônimo da Serra, on the Tibagi river, in the state of Paraná. The power station will have two generating units with a nominal capacity of 165.5 MW each, totaling a minimum installed capacity of 331 MW, with minimum assured power of 165.5 average MW. The implementation of the enterprise will be based on the concession of use of a public asset for exploiting the hydroelectric potential of São Jerônimo, covered in ANEEL´s Tender Notice No. 002//2001 and granted to the São Jerônimo Consortium on October 3, 2001. The budgeted cost of this project is R$ 510 million. The date of commercial operation remains undefined, as it depends on reassessments of its economic, political and environmental feasibility, as well as a redefinition of the partnership.

Elejor - Centrais Elétricas do Rio Jordão S.A.: The Fundão - Santa Clara Energy Complex is made up of two hydroelectric developments on the Jordão river, in the state of Paraná: the Santa Clara Hydroelectric Power Plant and the Fundão Hydroelectric Power Plant, which, added together, have an installed capacity of 240 MW (total assured power of 135.4 average MW). The chosen physical arrangements also include two small hydroelectric plants with an extra installed capacity of 5.63 MW. The complex was put up for tender at ANEEL Auction 002/2001 and had its concession granted on October 25, 2001 to Elejor, a special purpose company incorporated to make viable the implementation and exploitation of the enterprise through the commercial operation and sale of power, over 35 years, with renewal for a like period, according to ANEEL´s concession contract. The company comprises 50.8% of common shares and 49.8% of preferred shares. The common shareholders are COPELPAR, with 70.0%, and Paineira Participações e Investimentos S/A, with 30.0%. Eletrobrás holds all the preferred shares. The total investment in the project is budgeted at R$ 474.6 million (January 2004 figures). Of this amount, R$ 255 million is being negotiated with the BNDES, through an issue of debentures convertible into shares.

•    Projects under Study

In partnership with private enterprise, Copel is carrying out several technical-economic and environmental feasibility studies of electricity generation projects established as consortiums. Eight PCHSs (Small Hydroelectric Plants) totaling 153 MW of installed capacity are the object of these studies.

Compagas

At the end of 2004, Companhia Paranaense de Gás - Compagas served 752 consumer units, of which 86 industrial, including 2 fuel cells, 17 Vehicle Natural Gas (VNG) stations, 34 commercial establishments, 613 residences, 1 company with cogeneration, and 1 thermal power plant; it has a piped gas distribution network of 437 km in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa and São José dos Pinhais.

Results: The total supply was 218.4 million m3 of gas, which corresponds to a daily average of 596.6 thousand m3, distributed as follows: industrial – 463.6 thousand m3; cogeneration – 75.0 thousand m3; vehicle – 54.1 thousand m3; thermal power – 0.7 thousand m3; commercial – 2.7 thousand m3; and residential – 0.5 thousand m3.

The Company’s net income was R$ 43.4 million, before reserves, employees’ profit sharing, and the distribution of the compulsory dividends and interest on own capital to the stockholders.

At the end of 2004, Compagas concluded the construction of the household distribution network for supplying the residential/commercial market in Curitiba, in the districts of Campo Comprido, Mossunguê, Campina do Siqueira, Bigorrilho, Batel, Água Verde and Rebouças. Besides the commercial consumers, small industrial concerns and VNG stations, this network can supply over 800 buildings, covering some 30 thousand households. The gas distribution network of the gastronomical district of Santa Felicidade was also concluded, and this should benefit over 40 restaurants. Several projects were also carried out in constructing branches to supply consumers located in the neighborhood of the existing network, Compagas investments totaling R$ 19.6 million in this financial year.

The investment plan in 2004 was enabled by the company’s own cash generation and the use of retained earnings, without any need to supplement the loan received from the BNDES at the end of 2001, which was used by 2003. The debt profile of borrowings of third party funds is the following: BNDES – Current: R$ 6.2 million; Long-term: R$ 37.8 million.

Human Resources – The Compagas’s personnel in December 2004 totaled 65, 58 own employees, 7 staff lent by shareholders, besides 17 university trainees.

The Ongoing Educational Program provided to Compagas employees a total of 2.347 hours of training, with participation in courses and events, an average of 36 hours a year per person.

Socioenvironmental Aspects – During 2004, Compagas implemented a system of Health, Environment and Security Management – SMS, which is based on the company’s policy for SMS, on which its various activities will be based in the future. Furthermore, it has kept up its communication programs with the communities of the municipalities in which it is present, and also in the regions where it plans to build its distribution network. It has worked in partnership with schools, local resident associations and charitable entities, taking part in science fairs, lectures, theater and the distribution of informative material in the regions of the construction work.

Compagas achieved an evaluation of over 95% in satisfaction, in post-sales surveys carried out in buildings recently converted to the use of natural gas, on the questions of service from the technicians, quality of the gas and of the company as a whole.

Targets – In 2005, Compagas intends to continue the expansion of the existing basic network to serve new customers, located in its area of coverage, accelerate adaptation work in buildings and conversion of the equipment in residences and commercial establishments, as well as acting decisively in making the supply of Compressed Natural Gas – CNG and Liquefied Natural Gas – LNG feasible in regions not served by the distribution network.

MANAGEMENT

Strategic Planning

The integrated model of management and business planning seeks to align the efforts of the organization’s people to attain and to guarantee, based on Copel’s values and on the optimized management of its processes, that it will meet the interests of its shareholders, its customers, society and its employees, as well as the survival and growth of the Company.

Using the BSC – Balanced Scorecard as the main tool for transforming Copel into a strategy-oriented company, in December 2004 the Executive Board approved the Copel Strategic map, which expresses a strategic hypothesis for attaining the Company’s vision, with 23 objectives, distributed in five perspectives: sustainability, financial, customer, internal processes, and learning and growth.

The current strategic positioning emphasizes productivity, cost reductions, and better use of assets, but without detriment to the actions that stimulate medium and long-term growth. The emphasis for growth will be given as from 2005.

•    Strategic References

Mission – To generate, transmit, distribute and market power, as well as to provide related services, fostering sustainable development with a return for society in Paraná.

Vision – To be the best company in the electricity sector in Brazil by 2006, maintaining the equilibrium between the interests of society and of the stockholders.

Values:

Ethics – A transparent, honest and balanced relationship with all the interested parties;
Social responsibility – Running the Company’s life in a sustainable manner, respecting the rights of all the interested parties, including of future generations;
Strategic alliances – Partnership and collaboration with all the sectors of the Company and of society, in search of alignment of objectives and maximization of results;
Commitment – Carrying out the work with heart and mind, in the sense of a mission, in search of excellence;
Accepting risks – Deciding, daring, and taking the initiative, as the owner of the Company;
Continuous improvement – Continuous learning, sharing and disseminating knowledge;
Valuing the employees – Fostering the growth of the integral human being – employees and workforce –with the continuous improvement of their satisfaction, competence, and professional qualification;
Clarity of objectives – A clear definition and transparent communication of the Company’s strategic courses;
Customer satisfaction – In all of its actions, consider that the customer as the Company’s reason for existence;
Shareholder value – The quest for responsible profit in fulfilling the company’s mission; and
Security – Professionalism in running the business, in such a way as to guarantee the Company’s longevity, giving priority to people’s security.

Corporate Governance

In 2004, Copel carried on with the process of improvement of its Corporate Governance practices, with a view to growth and to generating value for the Company’s stockholders.

Management has been reinforcing these practices with a series of measures. The Policy for Disclosing Material Events and the Policy for Trading its Own Shares have already been introduced, observing CVM Instruction 358/02.

In 2003, Copel instituted its Ethical Conduct Code, based on the business values and corporate culture that have been consolidated over its 50 years, reflecting the integrity of the Company’s procedures in its internal relations and with the environment in which it finds itself and acts, at the most varied levels. In 2004, the Ethical Conduct Code underwent a process of internal disclosure, with the objective of disseminating the company’s values amongst all the employees.

Furthermore, the Company is promoting a greater involvement of the Audit Board and the Board of Directors in the decision-taking process. In February 2004, the Company’s by-laws were altered, with a view to adapting them and reflecting a better Governance, with a reduction in the number of Management Groups from eight to six, while the structure of the Board of Directors gained power.

•    Sarbanes-Oxley Act

Copel is also taking all the necessary measures to adapt to the new regulations of the U.S. Securities and Exchange Commission - SEC (Sarbanes-Oxley Act). These include studies for adapting the Audit Board or the creation of an Audit Committee, mapping the internal controls, and creation of a Permanent Committee for Disclosing Material Acts and Facts.

For this purpose, the Company contracted the external audit firm Ernst & Young to provide services relating to the diagnosis and implementation of Copel’s internal control environment.

All these measures have as their main objective making the decisions of Management more transparent and directing the Company’s businesses strategically towards the future.

Dividend Policy

Copel regularly pays its stockholders the annual dividends for each financial year within 60 days following the declaration at the Annual General Meeting.

According to the by-laws, the class “A” Nominative Preferred shares – PNA dividends and for the class “B”Nominative Preferred shares – PNB are annual, minimum and non-cumulative. The PNA shares have priority for receiving dividends over the PNB shares, and the latter have priority over the Nominative Common shares –ON. The dividends distributed per preferred share, independent of class, will be at least 10% higher than those distributed to each common share, according to the provisions of item II of paragraph 1 of article 17 of Law No. 6404/76, with the wording determined by Law No. 10303, of October 31, 2001.

To the extent that there are funds available, a total of at least 25% of the adjusted net income is distributed, in accordance with article 202 and its paragraphs of Law No. 6404/76, in the following order:

a) The PNA shares will have priority in the distribution of a minimum dividend of 10% per year, to be distributed equally amongst them, calculated on the basis of the capital specific to this species and class of shares existing at the end of the financial year in relation to which the dividends are being declared;
b) To the extent that there are funds after the deduction of those allocated to the PNA shares having been distributed, the PNB shares will have priority in the distribution of dividends, to be distributed equally amongst them, calculated proportionally to the capital specific to this species and class of shares existing at the end of the financial year in relation to which the dividends are being declared; and
c) To the extent that there are funds after the deduction of those allocated to the PNA shares and PNB shares having been distributed, the common shares have the right to receive an amount calculated proportionally to the capital specific to this species of shares existing at the end of the financial year in relation to which the dividends are being declared.

The preferred shares will acquire the right to vote if the minimum dividends to which they are entitled are not paid for three consecutive financial years.

Market Relations

In the course of the year, the Finance and Investor Relations Management was visited by a significant number of investors and capital market (domestic and international) analysts. The Company also took part in conferences, seminars and meetings, and held road shows at the main financial centers of Brazil, Europe and the United States.

Worthy of mention is the celebration of 50 years of Copel’s existence, on November 22, 2004 at the New York Stock Exchange (NYSE), with the start of trading on this exchange, an event known as “The Opening Bell Ceremony” and which attracted the presence of numerous authorities, including the Governor of the State of Paraná.

With its commitment to increasing transparency in the disclosure of information, Copel has created new communication channels with capital market analysts and investors, with the objective of facilitating and expanding access to communication and answering the questions of this public. In 2004, the bilingual version of the Investor Relations page on Copel’s website (www.copel.com), was restructured, and the e-mail address ri@copel.com was made available for obtaining additional information.

Investment Program

2004 was a year marked by the redirecting of business to satisfy the demands of consumers, with emphasis on improving the reliability of the distribution systems and on the modernization of the transmission networks. R$ 404.2 million was invested in construction projects, of which R$ 18.3 million in generation, R$ 88.65 million in transmission, R$ 233.8 million in distribution, R$ 43.3 million in telecommunications, and R$ 20.2 million in gas pipelines, including R$ 0.6 million referring to studies and projects.

Research and Development

In accordance with Law No. 9991/2000, Copel should invest, on an annual basis, 1% of its Net Operating Revenues from electricity concessions in Research & Development programs.

In 2004, the R&D projects relating to the 2002/2003 cycle totaled investments of R$ 4.21 million. The projects carried out were directed towards the areas of new technologies, procedures and environment, amongst which the highlights were:

a) Fuel cell – new technology for obtaining hydrogen from sugarcane alcohol, to act as fuel in fuel cells;
b) New methodologies for assessing wind power enterprises in technical and economic terms; c) Development of systems for detecting the golden mussel (Limnoperma fortunei) in hydroelectric power plant reservoirs;
d) Environmental management of waste, effluents and emissions in electricity generating plants.

Continuing the R&D program, in 2004 the projects of the 2003/2004 cycle were started involving a total investment of R$ 3.54 million.

Internal Public

Copel’s employees are admitted by public entrance exam, in accordance with the requirements of Article 37 of the Federal Constitution. In the exams held by Copel, vacancies are reserved for admitting persons with special needs.

Besides reconstituting the workforce numbers in essential service-providing areas, the increase of 589 new employees also had the objective of replacing part of the outsourced services in some areas of the Company’s core business.

•    Training and Development

In its quest for improving the business performance and the professional and personal growth of its employees, Copel offers various forms of qualification and ongoing improvement. The majority are courses held in house to meet demands generated by the implementation of new technologies and processes.

Held in 2004:

  Events (courses, seminars and lectures): 1,945

  Number of participants: 29,557

  Workload/average: 79.8 hours/employee

Copel has 178 employees with schooling of primary school level, which represents only 2.5% of the Company’s workforce.

•    Succession Plan

In 2004, Copel concluded the implementation of the 1st stage of its Succession Plan, which has the purpose of making available a management tool to preserve the knowledge needed for the development of work in activities regarded as “key” for the success of the organization.

•    Salary Policy

The compensation practices, recognition and incentive, are based in the compensation model structured by the Company, and this is based on two pillars: fixed and variable compensation. In order to determine the fixed amount, Copel is constantly carrying out salary and market monitoring surveys.

2004 saw the continuation of the implementation of Copel’s new Salary Policy, as well as the studies, analyses and formatting of the New Job Description Plan.

•    Benefits

By means of the Collective Labor Agreement, Copel granted in 2004 several improvements in the benefits offered by the Company. To be mentioned, amongst others, are increases higher than inflation for the Education Grant Program, the Day Nursery Grant, the Vacation Bonus, the Food/Meal Voucher, and the Grant for Persons with Special Needs.

These adjustments had the objective of recognizing and rewarding the dedication and efforts of staff in their quest for constant improvements in productivity and quality of the services rendered.

•    Profit Sharing

Within a new philosophy of negotiation of the sharing of the employees in the company’s profits and/or results, Copel and the Employees’ Committee for Negotiating the Profit Sharing Program (PLR), especially commissioned for this purpose, achieved significant advances during the negotiations held in 2004.

From the beginning, an attempt was made to establish a new philosophy in dealing with this issue, that is, that the sharing of the employees in the profits should have as its main focus the commitment to setting business targets and attaining the results negotiated.

•    Organizational Climate

One important point for assessing the Capital-Labor Relations and that merits highlighting was the carrying out of the “Organizational Climate Survey of the Company” in a new format, which indicated a high level of employee satisfaction – 82.4% - in practically all the factors analyzed.

The result achieved shows the resolve and dedication of the whole of the Executive Board and the people managers, to have a satisfied and motivated workforce, and thus improve their quality of life and of their families, and of the institutional image, with a view to attaining Copel’s organizational objectives.

•    Quality of Life at Work

Within the Quality of Life at Work Process, the “Energy and Health Program” is being implemented in Copel, with gymnastics for all employees, with a particular focus on the electricians (with physical conditioning activities) and call center attendants (with anti-stress activities).

Safety

•    Work Safety

The Company’s efforts to eliminate work accidents must be highlighted, strengthening the value of safety and thus improving the quality of life of the employees.

The Safety at Work Plan encompasses a series of preventive actions, amongst which the highlight in 2004 was the II Safety, Health and Environment at Work Encounter Seminar at Copel, which brought together over 200 employees, managers and professionals connected with the theme. Another initiative worthy of mention was the launch of the Internal Campaign for Work Safety, the largest safety event ever carried out at Copel.

  Accidents with employees: 166

  Frequency Rate: 12.95

  Seriousness Rate: 576

  Accidents with contracted parties and subcontractors: 70

  Accidents with the community: 118

Internal Accident Prevention Committee - CIPA: As determined by NR-5, the CIPAs have as their objective the prevention of accidents and illness arising from work, so as make work permanently compatible with the preservation of life and fostering the health of the worker. In compliance with NR-5 and its Guidelines and Policies on safety at work and the heath of the worker, Copel maintained in activity, in 2004, in the whole of its concession area, 37 CIPAs and a contingent of 544 employees as CIPA Members and Secretaries, who had an effective involvement in adopting preventive measures in the field of work accidents and workers’ health.

•    Civil Liability Insurance

The Company holds insurance to provide cover for redressing involuntary damage, bodily and/or material and/or personal, caused to third parties.

In 2004, there were 88 accidents with third parties, with the exception of damage caused to electronic equipment and household appliances; 4 of these cases liable for reimbursement by the insurance company, amounting to R$ 7.8 thousand, were indemnified by Copel. In this period, however, Copel paid indemnities in the total amount of R$ 204.3 thousand relating to claims made during 2004 and previous years. In the same year, though, Copel was reimbursed by the insurance companies R$ 331.5 thousand relating to indemnities paid by Copel during 2003 and 2004.

With the objective of reducing the number of accidents with third parties, Copel is carrying out several actions for preventing accidents with the community and with contracted parties:

•    Community

School Kit – A talk on the dangers of electricity for pupils of the 4th class of the state schools and other schools and universities that request the Company to take part;
The lecture “Prevention of Accidents with Electricity" for presentation at safety events in other companies in the state of Paraná, when requested by them;
An agreement with radio stations in the state of Paraná to broadcast warnings for preventing accidents with electricity;
Participation in regional festivities (agricultural fairs, traditional festivities, trade meetings, etc.) with a stand to provide information on the risks of electricity to the population;
Distribution of Copel’s calendar, with illustrations on the risks of electricity, to all rural consumers;
Direct correspondence to the owners of places that present an imminent risk of electric shock; and
A statistical control of accidents.

•    Contracted Parties

Safety training for subcontractors at the entrance to major projects;

Safety meetings with owners of subcontracting companies;

Safety meetings with electricians from subcontracting companies;

Safety meetings with autonomous electricians who provide services in constructing electrical installations;

Partnership with SENAI for training electricians from subcontracting companies;

Periodical safety inspections;

Systematic inspection by Copel both of the procedures and of the conditions for carrying out the work; and

A statistical control of accidents.

Information Technology

Aligned with the strategies established for taking the Information Technology area to the level of the organization’s strategic decisions and of transforming the way it acts into all that is most modern in terms of governance, in 2004, the Information Technology area continued its process of internal restructuring, aiming to draw closer to its internal customers. The figure of the “business analyst” was created, a professional responsible for assisting the business functions, channeling the demands, getting to know the business processes, and accompanying the solutions given by IT.

Business processes of company functions have been mapped, and this knowledge is being used to guide new IT solutions, besides preserving the Company’s intellectual capital.

The “Revenue Management” system was implemented, the main objective of which is to make information available on Copel’s current assets, payments received and cash flow, generating greater speed, reliability and security for taking operational, tactical and strategic decisions.

In parallel to these activities, the Information Technology area has worked intensely on the maintenance and improvement of the legacy systems, on the network infrastructure, on the group of servers, on improving services and the efficiency of the operation, seeking to fulfill the business strategy of increasing productivity.

Recognition

•    Important awards received in 2004

In 2004, the award “Great Brand of Paraná – Remarkable Brands” was bestowed on Copel for having been, according to a survey carried out by the Mapa Institute, one of the companies most remembered and desired in Paraná.

Another award won by Copel was the one for the “Largest Company in the South – Electricity Sector”, regarded as the largest company in sales in the electricity sector in the south of Brazil, according to a ranking by the Getulio Vargas Foundation.

Copel was also awarded, for the fourth time, the title of “Best Company in the Electricity Service and Power Provision Sector in Latin America”, by the American magazine Global Finance.

Also for the fourth time, the Company was indicated by the Tomorrow Magazine, working jointly with the Bonilha Research Institute, as the “Great Brand of Paraná”, receiving the Top of Mind as the large Paraná company most recalled by the public award.

Besides these, the company was honored as “Top of Marketing” by the ADVB-PR – Association of Sales and Marketing Managers of Paraná, for the School Kit.

•    Relevant international participations

Participation in the Summit Meeting of the Global Pact at the UN headquarters in June 2004, in New York, USA.

Participation in the 6th Latibex Forum, promoted by the Madrid Stock Exchange, bringing together Latin American countries with shares traded in that exchange, in November 2004, in Madrid, Spain.

External Audit

In its relationship with the independent auditors, the Company has as a fundamental issue not contracting other consultancy services that may possibly come to conflict with the independence of the external audit work.

In 2004, the independent external audit firm for Copel and its wholly-owned subsidiaries, PricewaterhouseCoopers, provided services exclusively in relation to the financial statements, and no other services.

OPERATING PERFORMANCE

Market

In 2004, Copel’s performance in the power market was influenced mainly by the residential, industrial and commercial consumers, which accounted for 25.3%, 40.3% and 17.1% of the total consumption, respectively.

During the year, the residential sector consumed 4,466,727 MWh, which represents growth of 1.9% compared to 2003. In December 2004, the number of residences served totaled 2,495,584, an increase of 2.7% in relation to the same month of the previous year. The average consumption per consumer residential unit was 149.2 kWh in the year, a decrease of 0.8% in relation to that in 2003.

With an increase of 5.6% in relation to the consumption in 2003, the commercial consumer showed, in 2004, the largest rate of growth amongst the main classes of consumer, totaling 3,024,575 MWh. This performance was due mainly to the increase in the number of connections that this class has been showing, above the average of the five previous years, a reflection of the upturn in the sector following the increase in the supply of credit. In December, 266,491 consumer units were billed, 3.5% higher than the 257,408 billed in December 2003.

The consumption of the industrial class totaled 7,129,565 MWh in the year, a decrease of 1.4% in relation to 2003, caused by the departure of large consumers from the market billed by the concessionaire. When, however, these customers are excluded, the industrial market in Paraná showed an increase of 8.5%, mainly a reflection of the increased production for export. The sectors that showed the best results during the year were: timber (12.3%), chemicals (16.0%), building industry (5.2%), textiles (7.9%), basic metallurgy (8.0%), food products (8.5%) and the clothing and accessories industry (14,9%). The contracts with free consumers of the distribution company outside the concession area were terminated at the end of 2004.

The total consumption of electricity in Copel’s area of activity in 2004 was 17,669,346 MWh, which represents an increase of 1.4% over 2003. Excluding the free customers who have left the market, the total growth of the market was 5.5%.

Increases in Consumption (GWh)	2004	2003	%

Residential	4,467	4,382	1.9
Industrial	7,130	7,233	(1.4)
Commercial	3,024	2,864	5.6
Rural	1,320	1,250	5.6
Others	1,728	1,688	2.3

Total Direct Distribution	17,669	17,417	1.4

Concessionaires	484	468	3.2

Direct Distribution + Concessionaires	18,153	17,885	1.5

Free Consumers (Industrial)**	1,067	1,365	(21.8)

Grand Total	19,220	19,250	(0.2)

** Free consumers: Generation + Free Distribution Outside the State

Consumption by Class (MWh)

Percentage of Customers by Class

In 2004, 84,583 new connections were incorporated into the Copel system, of which 66,772 were residential, 970 industrial, 9,083 commercial and 7,758 of other classes. In December, 3,180,077 consumers were billed, a 2.7% growth in relation to the 3,095,498 consumers billed in December 2003.

Increases in the Number of Consumers:

Tariffs and Discount Policy

•    Tariff review

On June 21, 2004, the National Agency of Electric Energy (ANEEL) published Resolution No. 146, with the final result of Copel’s periodical tariff review. An average readjustment of 14.43% was authorized, as from June 24, on the tariffs approved by Resolution No. 284, of June 2003. The readjustment comprises 9.17% relating to the rate determined by the tariff review process, and 5.26% relating to the recovery of costs already incurred (Variation of Items from Parcel A Offsetting Account - CVA).

•    Discount policy

In 2004, Copel, authorized by the Company’s Board of Directors, continued the policy of granting discounts to its consumers with a view to lessening the impact of the readjustments, increasing the consumption of power by attracting new consumers, and reducing the levels of default. The following table shows a summary of the readjustments and discounts applied in 2003 and 2004.

Date	Average readjustment authorized by ANEEL	Average readjustment applied by Copel	Average discount on the authorized tariffs

June 24, 003	25.27%	-	20.17%
January 1, 2004	-	15%	8.2%
June 24, 2004	14.43%	9%	12.5%
February 1, 2005	-	5%	8.2%

•    Tariff realignment

In compliance with the provisions of Decree 4667/2003, ANEEL started in 2004 the realignment of tariffs and the gradual withdrawal of the cross subsidies between the high and low voltage consumer groups. Accordingly, the average readjustment of 14.43% for Copel´s consumers was reflected in a readjustment of 21.09% in group A (high voltage) and of 10.39% in group B (low voltage). The conclusion of the realignment process is forecast for 2007.

Average supply tariffs by class of consumer (in R$/MWh)

TARIFFS	Dec/04	Dec/03	Increase

Residential	262.12	224.57	16.72
Industrial	139.74	103.84	34.57
Commercial	221.31	187.02	18.33
Rural	157.84	131.52	20.01
Others	164.60	134.77	22.13

Supply/Total	187.08	152.79	22.44

Purchase of power from Itaipu. By ANEEL Resolution ANEEL No. 131/2004, effective as from January 1, 2005, the tariffs for passing on power received from Itaipu Binacional were increased from US$/kW 17.8474 to US$/kW 19.2071.

Default

As from the 2003 accounting year, Copel has been calculating the Default Level of the Electricity Supply product using the following methodology for calculation:

I = Percentage of Default
The consumer with a bill overdue for more than 15 days is regarded as in default, in accordance with the date on the electricity bill (ANEEL Resolution No. 456/00).
Losses recognized by the Company are excluded from past due receivables.

There was a small reduction, from R$ 114.0 million to R$ 106.8 million in 2004, as a result of the continuation of the discount policy, besides the measures adopted by Copel to combat default.

Graph of Electricity Supply Default (R$ million / %)

Power Quality

The two main indicators of the quality of supply are Equivalent Length of Outages per Consumer (DEC) and Equivalent Frequency of Outages per Consumer (FEC).

The DEC expresses the interval of time that, on average, each consumer in the unit considered has remained without electricity in the period under observation, taking into consideration the outages greater than or equal to three minutes.

The FEC expresses the number of outages that, on average, each consumer of the unit considered has undergone in the period under observation, taking into consideration outages greater than or equal to three minutes.

A graph showing the history of Copel’s DEC and FEC indicators levels in the last eleven years follows.

DEC

FEC

Copel’s DEC reached its lowest historical level in 1999, while the FEC recorded its lowest point in 2001.

As the growth of the electricity system has been positive every year, expansions and reinforcements have to be carried out constantly in the networks, seeking better service for the consumer, as well as the need for implementing new technologies with a view to serving the market in a satisfactory and optimized manner.

While undergoing a privatization process from 2000 onwards, Copel naturally suffered an impact with the reduction in personnel and investments which, coupled with adverse climatic conditions, led to inadequate indicators for 2002 and 2003.

At the beginning of 2003, the Management for Distribution approved the creation of a Working Group responsible for proposing actions to improve and reduce the levels relating to the groups of consumers, as well as for presenting a pluriannual investment plan compatible with the need for improving the indicators.

As a result of the group’s first work, the Executive Board authorized the use of additional funds of R$ 27 million which were used to carry out work and actions in the maintenance of the system.

Additional funds were also approved in 2004 for contracting new teams that contributed towards the maintenance of the system, by pruning trees and clearing the undergrowth, the result of which has been reflected in the indicators for 2005.

A significant improvement has occurred in the DEC and FEC indicators in 2004, and a further improvement is also expected in the indicators for 2005, since the continuation of investments is forecast, in terms of projects and improvements in Copel´s groups of feeders.

Average Emergency Service Time

Average Emergency Service Time (TMA) has shown a significant improvement in 2004 with a return to the level of 1998. This improvement in the indicator is a result of a large investment by Copel in contracting new technicians and electricians, and in their location, with the opening of new service posts from 2003 onwards.

TMA

Losses

Copel´s level of energy losses was 6.8%, in relation to the total energy available. The calculation takes into consideration the technical and commercial losses in Copel´s electricity system, including the Basic National Network.

Although Copel´s commercial losses are low, nevertheless, due to a tendency to grow, the Company has taken certain actions of a preventive nature, such as the creation of 50 inspection teams scattered throughout the concession area, the replacement of the system for sealing meters, and developing a system for controlling the whole inspection process, a system called GD Measurement.

Besides these actions, Copel, in partnership with COHAPAR, instituted a social program called Legal Light, the objective of which is to bring consumer units out of illegality, promoting citizenship through the supply of electricity in a regular manner. Figures show that by December 2004 this program had already brought about the regularization of 1,014 consumers, which as a consequence also contributed to a reduction in the commercial losses.

Electric Power Flow in 2004 (in MWh)

ECONOMIC-FINANCIAL PERFORMANCE

Results of operations

In 2004, the Company achieved net income of R$ 374.1 million, 118.6% higher than the R$ 171.1 million of the previous financial year. This result is equivalent to a Return on Equity of 7.86%, an increase of 115.3% in relation to 2003.

The main reason for this good result is the improved operating performance in the year, shown by the 26.9% increase in Net Operating Revenues, more than double the rate for Operating Expenses, which increased 12.6%.

The 25.4% increase in Gross Revenues, from R$ 4,420.2 million in 2003 to R$ 5,544.3 million in 2004, was due mainly to the growth in revenues from:

1. Supply of 23.3%, a reflection of the readjustments authorized by ANEEL, applied by the Company in the percentages of 15% in January 2004 and 9% in June 2004.
2. Supply of 33.4%, due to the growth of sales of power through bilateral contracts, in particular with Celesc.
3. Revenue from the availability of the network of 87.1%, as a consequence of the readjustments approved by the ONS and an alteration in ANEEL’s regulations, with a reclassification of the supply heading with effect from July 2004.

The increase of R$ 371.2 million in Operating Expenses, (expenditure of R$ 2,953.2 million in the prior year and R$ 3,324.5 million in the current year), is mainly related to increases of:

1. Regulatory charges, with an increase of R$ 139.7 million in 2004, arising from:
a) Energy Development Account - CDE in 2004; in 2003, only six months were considered as income, and
b) R$ 63.5 million increase in the Fuel Consumption Account - CCC.
2. Charges for the use of the electricity network, with an increase of R$ 73.6 million because of the increase authorized by Resolution.
3. Personnel and Pension Fund and HealthCare Plan, with an increase of R$ 86.8 million, due to the increase in the workforce and to payroll adjustments.

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) totaled R$ 910.2 million, 108.1% higher than the figure for 2003, which was R$ 437.3 million.

Changes in EBITDA:

Net Financial Income

The negative amount of R$ 2.8 million recorded as Net Financial Income for this year is, in great measure, a result of:

a) Financial Income, which had an increase of arrears interest and monetary variation by the IGP-DI on income from loans, particularly CRC, and

b) Financial Expenses, which incurred increases in monetary variations, the effect of the lower devaluation of the US dollar in 2004 compared to 2003, in the Swap Derivatives account of R$ 57.2 million, and also, to R$ 81.5 million of interest and fines by Compagas.

Cash flow

STATEMENT OF CASH FLOWS
Years Ended December 31, 2004 and 2003
( In thousands of reais )

	Parent company		Consolidated

	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	374,148	171,137	395,391	185,545

Expenses (income) not affecting cash:
Provision (reversal) for doubtful accounts	-	-	63,987	17,539
Depreciation and amortization	-	-	308,910	296,232
Monetary and exchange variations on long-term items - net	(4,175)	(5,638)	9,646	(184,400)
Equity in the earnings of subsidiary and associated companies	(420,131)	(313,734)	(5,849)	(21,476)
Deferred income tax and social contribution on net income	21,617	(49,391)	30,650	(49,958)
Provisions for loss on tax incentives	-	39,590	-	39,590
Provisions in long-term liabilities	7,000	526	156,186	394,043
Disposals of long-term receivables	-	-	70,873	4,256
Disposals of investments	-	-	19	3,193
Disposals of property, plant and equipment in use - net	-	-	13,639	7,114
Amortization of goodwill on investments	-	-	4,808	4,808
	(395,689)	(328,647)	652,869	510,941

Gain on sale of investment - Campos Novos Energia S,A,	-	-	-	(24,903)

Changes in current assets
Consumers and resellers	-	-	(151,044)	(135,650)
Outsourced services, net	-	-	(1,130)	1,221
Services in progress	190	-	(1,383)	5,265
CRC transferred to the Paraná State Government	-	-	118,640	(61,483)
Taxes and contributions recoverable	(9,212)	22,291	60,764	132,998
Storeroom inventories	-	-	(3,416)	(6,484)
“Portion A” offsetting account	-	-	67,532	66,743
Other receivables	8,132	4,619	75,207	(73,661)
	(890)	26,910	165,170	(71,051)

Changes in current liabilities
Suppliers	(45)	121	331,644	138,841
Taxes and social contributions	(7,846)	75,653	(26,002)	160,597
Payroll and labor provisions	(70)	(41)	12,186	26,839
Post-employment benefits	16	-	(111,806)	(108,755)
Regulatory charges	-	-	14,022	10,831
Other accounts payables	(112)	(4,704)	(15,451)	(23,677)
	(8,057)	71,029	204,593	204,676
Cash used in long-term receivables
Consumers and resellers	-	-	(1,859)	(45,307)
CRC passed on to Paraná State Government - transfer from current assets	-	-	(170,149)	-
Taxes and social contributions deferred and recoverable	-	-	(11,407)	(17,676)
Judicial deposits	(7,056)	(2,713)	(35,020)	(35,005)
Subsidiaries and affiliates	-	(90,092)	-	-
“Portion A” offsetting account	-	-	(111,937)	(114,404)
“Portion A” offsetting account - reclassified from current assets	-	-	-	(78,846)
Loan agreements	-	-	(177,044)	(24,000)
PIS and COFINS regulatory assets			(80,426)	-
Other long-term receivables	-	-	-	(4,116)
	(7,056)	(92,805)	(587,842)	(319,354)
Decrease in long-term receivables
Redemption of judicial deposits and escrows	-	-	25,000	-
	-	-	25,000	-
Increase in long-term liabilities
Subsidiaries and affiliates	261,762	-	-	-
	261,762	-	-	-

Total cash used in operating activities	224,218	(152,376)	855,181	485,854

	Company		Consolidated

	2004	2003	2004	2003

CASH USED IN INVESTING ACTIVITIES
Investments:
Campos Novos Energia S.A.	-	-	-	(9,870)
Centrais Elétricas do Rio Jordão S.A. - Elejor	-	-	(36,481)	(30,414)
Other companies	(325)	(5)	(795)	(1,810)
Sale of investments - Campos Novos Energia S.A.	-	-	-	88,309
Dividends receivable	(112,174)	(135,828)	3,872	(3,727)
Interest on own capital proposed by subsidiary and associated companies	130,060	211,748	5,237	7,738
Investments in property, plant and equipment:
Generation	-	-	(18,325)	(11,260)
Transmission	-	-	(88,544)	(70,928)
Distribution	-	-	(233,808)	(157,958)
Telecommunications	-	-	(43,320)	(44,918)
Gas piping	-	-	(20,220)	(12,144)
General plant	-	-	(3)	(12)
Consumer contributions	-	-	47,925	44,109
Donations and subsidies received	-	5	-	5
Total cash used in investing activities	17,561	75,920	(384,462)	(202,880)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Loans and financing	(86,815)	(8,856)	(156,475)	(134,735)
Debentures	(101,239)	2,698	(101,239)	2,698
Dividends	(52,974)	(8)	(56,468)	(310)
Total cash provided by (used in) financing activities	(241,028)	(6,166)	(314,182)	(132,347)

TOTAL INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	751	(82,622)	156,537	150,627

Opening cash balance	2,530	85,152	362,699	212,072
Closing cash balance	3,281	2,530	519,236	362,699

Increase (decrease) in cash and cash equivalents	751	(82,622)	156,537	150,627

Hedge

With a view to reducing its exposure to exchange rate fluctuations, the Company carried out a transaction to hedge its debt, represented by US$ 150 million of Eurobonds clue on 5/2/2005, with advisory services from Banco do Brasil.

The transaction consists of swapping 100% of the exchange rate variation for an average of 75.19% of the Interbank Deposit (CDI) interest rate.

Added Value

The Total Added Value in this financial year exceeded that of the previous year by 42.5%, equivalent to R$ 1,040.0 million and 62.9% of Gross Revenues. This result shows the company’s performance in the internal generation of funds.

Another point that deserves to be noted is the Distribution of Added Value in 2004, injecting some R$ 2.0 billion into the economy of the State of Paraná, through the payment of taxes, in particular the ICMS, the remuneration of employees, the earnings retained in the Company, and the equity investment of the State, exceeding by R$ 468.9 million the amount for 2003 and representing 57.6% of the total amount distributed by Copel of R$ 3,488.0 million.

Distribution of the Added Value - 2004:

Copel’s Shares

•    Stockholders

In 2004, reserves were capitalized, without any alteration in the number of shares, increasing capital to R$ 3,480 million, represented by 273,655 million shares, without par value, of which 145,031 million are common shares (53.00%), 404 million class “A” preferred shares (0.15%) and 128,220 million class “B” preferred shares (46.85%).

Analysis of the Share Capital at December 31, 2004:

•    Performance of the Price of the Shares

In the period from January to December 2004, on the São Paulo Stock Exchange - Bovespa, Copel’s common shares (CPLE3) were present at 100% of the trading sessions and ended the year quoted at R$ 9.80 per thousand shares. The Preferred B shares, with the code of CPLE6 (which enter into the theoretical portfolio of the Bovespa Index - Ibovespa), were also present at 100% of the trading sessions, ending the year quoted at R$ 11.60 per lot of a thousand.

The Preferred B shares are traded on the New York Stock Exchange - NYSE, with the code ELP, in the form of ADSs (1 ADS is equivalent to 1,000 shares), which were present at 100% of the trading sessions of this exchange and closed the year quoted at US$ 4.47.

The Preferred B shares are also traded on LATIBEX (the Euro Market for Latin American Stocks), connected with the Madrid Stock Exchange, with the code XCOP, and were present at 100% of the trading sessions, to end the year quoted at EUR 3.21.

•    Shareholder Services

Besides the international investors, Copel has today about 16,500 shareholders resident in Brazil. For better management and with the proposition of remaining a transparent, modern and open company, the Company has made available its Shareholder and Custody Center, installed on the 2nd floor of its headquarter building at Rua Coronel Dulcídio No. 800, in Curitiba. The Center provides information about individual shareholding positions, dividends, share prices, requests for issuing certificates and for crediting earnings, and other information, always promoting a good relationship between the Company and its shareholders.

Since 2003, the Center has also been providing services for consumers who hold credits from the Eletrobrás Compulsory Loan, which today add up to 23,000 customers in our records. These are provided with statements, credited with interest and given other information, on the same lines as offered to the shareholders.

For greater agility in obtaining information and for drawing the Company closer to its Shareholders and Consumers, these services are also available via the Internet, using the e-mail acionistas@Copel.com or by telephone, by toll-free calls using number 0800 41 2772 .

Economic Added Value - EAV

The Economic Added Value - EAV represents the economic profit, or how much the company adds in wealth with the capital that has been employed in its operations, after remunerating this same capital.

Copel saw a considerable improvement in the Operating Return on Investments in 2004, compared with 2003, which resulted in adding value for the shareholder in the order of R$ 25.5 million.

We stress, however, that what is important in the EAV is not its absolute value, but rather its change from one year to the next. Accordingly, this year, compared with the previous year, Copel had an improvement in the economic added value of R$ 372.8 million, signaling a significant recovery in this index since when the variation in EAV is positive in relation to the previous year, the Company is effectively focused on the creation of value.

The rate of 12% for remunerating own capital has been maintained as adequate for the standards of the Brazilian electricity sector and for a “beta” of 0.96.

STATEMENT OF ECONOMIC ADDED VALUE - EAV

			R$ Million

			Consolidated
		2004	2003

			Reclassified
1.	Sales	5,544.3	4,420.2
2.	Costs and operating expenses	(4,943.0)	(4,279.2)
3.	Equity in the earnings of subsidiary and associated companies	1.7	16.7
4.	Financial income	415.9	325.8
5.	Income tax and social contribution on profits generated by assets	(346.4)	(164.4)
6.	Operating income generated by assets, net of taxes	672.5	319.2

7.	Operating margin ( 6 ÷1 )	0.1213	0.0722

8.	Third party capital	1,831.3	2,009.0
9.	Own capital	4,542.1	4,375.0
10.	Investment to be remunerated - ( 8 + 9 )	6,373.4	6,384.0

11.	Investment turnover ( 1 ÷ 10 )	0.8699	0.6924

12.	Return on investment - ROI ( 7 x 11)	10.55%	5.00%
	or ROI in R$ million	672.5	319.2

13.	Gross financial expenses relating to third party capital	154.6	214.5
14.	Tax savings	(52.6)	(72.9)
15.	Net financial expenses relating to third-party capital ( 13 - 14 )	102.0	141.6

16.	Average rate of remuneration of third party capital	5.57%	7.05%
	net of tax effect (15 ÷ 8)
17.	Participation of third party capital ( 8 ÷ 10 )	28.73%	31.47%

18.	Capital remuneration rate of own capital	12.00%	12.00%
	considering Beta 0.96
19.	Participation of own capital ( 9 ÷ 10 )	71.27%	68.53%

20.	Weighted average cost of capital (WACC) ( 16 x 17 + 18 x 19 )	10.15%	10.44%
	or WACC in R$ million	647.1	666.6

21.	Net operating assets	9,285.1	8,857.4
22.	Liabilities from operations	(2,911.7)	(2,473.4)
23.	Investment to be remunerated	6,373.4	6,384.0

	EAV ( 12 - 20 x 23 )	25.4	(347.4)

	Improvement in EAV in 2004	372.8

SOCIOENVIRONMENTAL PERFORMANCE

Copel and the Global Pact

Since 2001, Copel has been a signatory of the Global Pact, which is an alliance between the United Nations (UN) and the international business community to bring about sustainable growth, based on more humane values.

In reality, the Global Pact is a worldwide ethical point of reference to be pursued by the signatories, along the path en route to full Social Responsibility. Companies formally join by means of a letter to the Secretary General of the UN, in which they declare their commitment to respect the Ten Basic Principles, namely:

Human Rights Principles

1. To respect and protect human rights;
2. To prevent violations of human rights;

Labor Rights Principles

3. To support freedom of association at work;
4. To abolish forced labor;
5. To abolish child labor;
6. To eliminate discrimination in the workplace;

Environmental Protection Principles

7. To support a preventive approach to environmental challenges;
8. To promote environmental responsibility;
9. To encourage technologies that do not attack the environment;

Anticorruption Principle

10. To combat corruption in all its forms, including extortion and bribery.

In parallel to the launch of the Global Pact, in 2000, rulers from 191 countries met at the Millennium Assembly of the United Nations and drew up a set of objectives to be attained by 2015, with a view to combating poverty, hunger, disease, illiteracy, degradation of the environment and discrimination against women.

The so-called Millennium Development Goals (MDGs) constitute development targets for countries, and they are directly related with the principles of the Global Pact, to comply with which the signatory companies undertake to carry out concrete actions. Copel, as a signatory to the Pact, also seeks to contribute towards publicizing and complying with the MDGs.

Millennium Development Goals:

1. To eradicate extreme poverty and hunger;
2. To achieve universal primary education;
3. To promote equality between the sexes and female autonomy;
4. To reduce child mortality;
5. To improve maternal health;
6. To combat HIV/AIDS, malaria and other diseases;
7. To ensure environmental sustainability;
8. To develop a Global Partnership for Development.

This report portrays, below, the programs and actions that are being carried out by Copel for the inclusion of the Principles of the Global Pact in its management, as well as its contribution towards compliance with the MDGs.

The actions and policies below respond to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Taking Part in the Brazilian Global Pact Committee and Supporting its Publicity

In December 2003, together with a select group of other companies and entities, Copel joined a National Committee that outlines the policies for an ample dissemination and effective implementation of the Principles of the Global Pact in our country.

Simultaneously, the Brazilian electricity sector, with its long history of contributing towards the economic, social and environmental development of the country, decided to act in a proactive manner and, in collaboration with the UNDP (United Nations Development Program), started an ample campaign for publicizing the MDGs with its collaborators, customers, suppliers and partners. In a pioneer venture, Copel and three other electricity concessionaires in Brazil put forward and started individual timetables for publicity.

Results: In 2004, the MDGs and the Principles of the Global Pact were publicized via internal communications, Copel´s 2005 diary, the 2003 Annual Social Report, intranet, internet, internal workshops, lectures, seminars, displays and electricity bills, reaching a public of over 3 million persons.

•    Policy of Sustainability and Corporate Citizenship

A joint corporate policy is in force, drawn up by the areas of Business Social Responsibility and Environment, called the Policy of Sustainability and Corporate Citizenship. This policy should guide all the Company’s decisions and actions, seeking internal sustainability, respect for all the interested parties, and an ample promotion of diversity and ethics in the running of the business. It is complementary to the Company’s Ethical Code of Conduct, and both include in their scope the Principles of the Global Pact.

The policy is as follows:

“We must be the change we want to see...”

M.K.Gandhi

Founded on the Company’s Mission, of:

“Generating, transmitting, distributing and marketing power, as well as providing related services, promoting sustainable development with a return for the society of Paraná"; on the 11 Values which align its strategic position, which are: ethics, social responsibility, strategic alliances, commitment, continuous improvement, accepting risks, valuing the employees, clarity of objectives, customer satisfaction, stockholder value, security; and on the 10 Principles of the Global Pact (UN Global Pact - 1999), to which Copel is a signatory, the Policy of Sustainability and Corporate Citizenship is governed by the following principles:

1st Principle: COMMITMENT

We declare ourselves committed to valuing, conserving and defending the environment and to ample inclusion and social justice, considering the precepts of sustainable development, in the exercise of our activities.

2nd Principle: PROACTIVE ATTITUDE BEFORE THE LAW

We undertake to comply with the environmental legislation in force and to respect the universal human rights in carrying out our activities, as well as acting beyond what is merely required by the law, whenever necessary and possible, in supporting and promoting the sustainable development of the communities with which we interact.

3rd Principle: DIALOGUE, COMMUNICATION AND TRANSPARENCY

We relate in a transparent way with the various segments of society that are directly and indirectly interested in our activities, effectively taking into consideration their opinions and expectations.

4th Principle: RESPECT FOR SOCIOENVIRONMENTAL DYNAMICS

We are alert to the factors that define socioenvironmental dynamics, constantly reviewing our principles, in search of an adequate performance through actions of continuous improvement.

5th Principle: INDIVIDUAL RESPONSIBILITY

We make our workforce aware of the need to adopt a posture of respect and responsibility with all the interested parties, ensuring day-to-day business practices that are consistent with their personal values and with the values of the Company.

6th Principle: VALUING DIVERSITY

We value the diversity of the natural and social ecosystems, in all their multiple aspects.

The program below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Tribute to the Iguaçu Program

If we regard Copel as a living organism, the River Iguaçu represents its backbone. Its waters generate the major part of the power supplied to our customers, bringing comfort and quality of life to the citizens of Paraná, as well as the socioeconomic development of the state itself. That being so, it is quite just that, when it completes half a century of existence, Copel should offer a tribute to this generous natural legacy, which is born in the spurs of the Serra do Mar and runs to the west along almost the entire extent of the territory of Paraná.

From this conception, the areas of Social Responsibility and of the Environment in Copel started, in 2004, to format a ten-year program of actions and activities called “Tribute to the Iguaçu”, with the purpose of casting a generous and sympathetic look at the waters, nature, and the river’s adjoining communities, with a view to fostering sustainable development, architected from ideas and proposals that have arisen from the very communities involved.

The Tribute to the Iguaçu Program was created with the mission of structuring a network of partnerships to facilitate and catalyze the coordination of the communities, to create their vision of the future, of the strategies and jointly-constructed projects, aiming at their sustainable development without impairing the right of future generations to enjoy nature in conditions at least equal to the present ones and in alignment with Copel´s mission.

Results: The work of the Tribute to the Iguaçu Program at Porto Vitória, as a pilot area, has already brought some effective results with concrete benefits for the community. We can mention as examples:

1. The coordination of a network of partners, which now comprises over 40 entities from various sectors;
2. The coordination of a group supporting the tourism project in the region of Porto Vitória, involving specialists in tourism, geoprocessing and representatives of the local community and the start of the inventory of the tourism potential in the region, to identify centers, map areas, and identify the infrastructure, existing and needed;
3. Creation of a Center of Reference in Osier in Piraquara - PR (the origin of the springs of the River Irai, which, together with the River Atuba, form the River Iguaçu). At this center, besides a nursery of saplings – there are now 200 thousand saplings available – osier will be produced and activities promoted to teach its handling for the production of furniture and handicraft.
4. Creation of the Osier Boys project in the municipality of União da Vitória - PR, with the initial transfer of 2 thousand saplings of this plant to a local nursery;
5. The professionalization and certification project of the Piamarta Institute, of União da Vitória, in partnership with Senai. In 2004, the Institute completed 25 years of work, and currently assists 500 needy boys and their families, through a local productive arrangement. Copel has now expanded the electricity network and the transformation station, to cater for the new school of automobile mechanics, which will begin to function at the beginning of the new school year. Furthermore, the schools for bakery and carpentry that have already been functioning and qualifying needy boys for several years will be duly certified by Senai.
6. Representatives of the Social Market, a venture of the Brazilian Confederation of Commercial Associations (CACB), joined the Tribute to the Iguaçu team, members of the communities of Porto Vitória, União da Vitória and partners, with a view to launching a Social Trading Floor in the region. The Social Market is thus one more partner of the Tribute to the Iguaçu that joins in mobilizing businessmen to make viable projects selected by the population and that promote the sustainable development of the region.

The program below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Corporate Volunteer Program - ElectriCitizenship

The program encourages employees to start or to expand work of voluntary assistance in the communities where they live and work, applying their knowledge and skills for the general well-being of people, by being excused from normal working hours for up to four hours a month, to carry out volunteer activities. The activities or social action work can be carried out individually or in groups, through prior negotiations with the Company’s team leaders, in such as way as not to bring any detriment to the normal progress of the business and professional activities, particularly amongst those employees who work on the basis of a roster.

Results: By December 31, 2002, the ElectriCitizenship program had 344 registered volunteers, who, in that year, worked 12,142 hours in the interests of the community. These, added to the 5,907 that had been worked previously, result in 18,049 hours dedicated to voluntary service by Copel employees since the creation of the Program. In 2004, 107 new volunteers were registered, and 855 hours worked.

The action below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Campaign for Fund Raising for the Zero Hunger Program

From 2003, in partnership with PROVOPAR (Paraná Volunteer Program), the Company has been collecting contributions from its customers for the Zero Hunger Program through its electricity bills. Copel absorbs the collection costs, and the monthly amount is passed on its partner PROVOPAR, for use in structuring programs for fighting hunger.

Quantitative results in 2004:

Total of active contributors: 155,403
Total of the collections passed on to PROVOPAR: R$ 357,723.96
Average monthly collection: R$ 29,810.33

Qualitative results: The funds passed on to PROVOPAR were invested in the implementation of social policies and those for the generation of income of the Government of the State of Paraná.

The action below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Christmas without Hunger Campaign

Since 2001, Copel has been taking part in the Christmas without Hunger Campaign, which represents a charitable effort throughout Brazil for gathering non-perishable foodstuffs to be donated to needy people.

Created 10 years ago by sociologist Herbert de Souza (Betinho), through the Action and Citizenship against Hunger and Poverty and for Life Committee, Christmas without Hunger is the largest collective manifestation of the charitable and volunteering spirit of the Brazilians. Hundreds of thousands of hampers with basic foods are distributed every year to needy families, registered in welfare programs, in a way that is totally well organized.

Results: In 2004, the total donated at Copel was 15,887 Kg of foodstuffs.

The action below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Permanent Fund Raising Campaign for the Children’s Ministry

In 2000, Copel entered into an agreement with the Children’s Ministry (Pastoral da Criança) to receive donations through the electricity bills, with the amount being charged under express authorization of the consumer.

Quantitative results from January to December 2004:

Number of customers: 1,072,510
Total raised: R$ 1,256,790.14
Average monthly collection: R$ 104,732.51

Results: The Children’s Ministry, a body for social action of the National Conference of the Bishops of Brazil - CNBB, is one of the most important organizations in the whole world working with the health, nutrition and education of children, from their mother’s womb until they are six years old. The Children’s Ministry is particularly present on the outskirts of the major cities and in the pockets of poverty in the small and medium-size Brazilian municipalities, both in the urban environment and in rural areas.

The program below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Relationship Program with Suppliers of Materials and/or Services

With the objective of drawing closer the relationship with its suppliers of materials and/or services, considering the strategic point of reference and the Company’s policy of sustainability, in 2004 a working group was created to structure and to develop the Relationship with Suppliers Program, the criteria for which should be defined on the basis of the benchmarks available.

Results: The analysis of the Indicators of Social Responsibility of the Ethos Institute showed that Copel needs to have a more emphatic positioning in its productive chain. The Company understands that the involvement of the stakeholders in the process of disseminating social responsibility is indispensable. In this context, in 2004 the contractual clause of Social Responsibility present in all the contracts signed by the company was expanded, as follows:

Contractual Clause of Social Responsibility

The contracting parties undertake to:

a) Not permit the practice of labor analogous to slavery or any other illegal form of labor, as well as to implement efforts with their respective suppliers of products and services, in order for these to also commit themselves to the same manner;
b) Not employ people under the age of 18 for night, dangerous or insalubrious work, and people under the age of 16 for any work, except in the capacity of apprentice, from the age of 14 onwards;
c) Not permit the practice or maintenance of discrimination in relation to sex, origin, race, color, physical condition, religion, civil state, age, family situation or state of pregnancy, as well as to implement efforts to this effect with their respective suppliers;
d) Protect and to preserve the environment, as well as to prevent and eradicate practices that are harmful to it, exercising their activities in observance of the legal, normative and administrative acts relating to the areas of the environment and related areas, emanating from the Federal, State and Municipal spheres, including, but not being limited to, compliance with Federal Law No. 6938/81 (National Policy of the Environment) and with Law No. 9605/98 (Law on Environmental Crimes), also implementing efforts to this effect with their respective suppliers.

Sole paragraph: Copel may, at any time, inspect the compliance of the obligations conferred on the CONTRACTED PARTY in this clause, and is permitted to visit any of its establishments.

The actions and programs below respond to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Fraternal Light

A program of the Government of the State that assumes the payment of electricity bills of duly registered needy families with a monthly consumption of up to 100 kWh. The program was approved by State Law 14087, of 09/11/2003.

In 2004, an average of 224,320 families were assisted; of which 179,456 located in urban areas and 44,864 located in rural areas.

In terms of transfer of income, which is the main objective of the Program, in 2004 the Program allowed these families to keep R$ 25,619,138.68, which corresponds to 188,429,010 kWh.

Targets: To benefit all families that meet the criteria of the Law.

•    Universalization of Power

Copel has drawn up a universalization plan, with a view to serving, by 2007, all the properties that do not yet have access to electricity, involving the connection of roughly 56 thousand units, of which 36 thousand are rural and 20 thousand are urban. The project is in response to ANEEL Resolution n° 223 of 04/29/2003 and to Federal Law 10762 of 11/11/2003. To assist the 36 thousand rural properties, in July 2004 an undertaking was signed between the Federal Government and Copel, with a view to meeting the Program named "Light for All".

The actions below respond to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Nocturnal Irrigation Program

To coordinate the supply of electricity for the “Nocturnal Irrigation Program”, carried out by the Secretariat for Agriculture and Supply of the State of Paraná, which aims at stimulating the use of irrigation to increase productivity in agricultural production and to improve the quality of life in rural areas.

The actions below respond to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    External representations – Participation in the formulation of Public Policies

ABCE – Brazilian Association of Electricity Concessionaires: The objective of the ABCE is to bring together professionals and companies in the generation, transmission and distribution of electricity from all over Brazil, to promote debates and to seek solutions for common issues.
EPE – Energy Research Company: Connected with the Ministry of Mines and Energy, the EPE carries out studies and research that will assist the formulation, the planning and the implementation of actions of the Ministry of Mines and Energy, in the area of the national energy policy.
APINE – Association of the Independent Power Producers: Has the objective of promoting the union of companies interested in the independent production of electricity, acting as a technical and consultative body in studying and solving problems that are related to the activity of its associates.
Environment Committee of the CIGRÉ: Copel takes part in the Environment Committee of the CIGRÉ, which has the objective of promoting interchange and technical, technological and engineering development in Brazil in respect of the production, transmission and distribution of electricity.
Relationship with the Paraná Environmental Institute - IAP: Considering that Copel and IAP have common interests, social and environmental well being, it was proposed that these two institutions should draw closer together, with the intention of promoting greater synergy and effectiveness in their joint actions. As a result, we carried out a survey of all the relevant actions in the relationship between Copel and IAP and a proposal for procedures for each one of the actions, after hearing all the interested parties.
CGB – Bioenergy Management Committee: This has the objective of managing and developing actions in R&D, applications and use of biomass in the state of Paraná, with an initial focus on the production and application of biodiesel in the state energy matrix.
Paraná Business Citizenship Council: Has the mission of contributing towards the development of the Paraná community, gathering together the potentialities and competencies of the business segment to carry out social, cultural and environmental projects, emphasizing the development of volunteer action.
Permanent Agenda 21 Forum Paraná: Has the objective of defining and systematizing the actions of the State Agenda, following the guiding themes indicated by the society of Paraná and from the perspective of constructing targets and strategies for sustainable development.
ZEE - Ecological-Economic Zoning of the State of Paraná: Ecological-economic zoning is an instrument of the national policy for the environment, with a view to acting in the organization of territory, and has a general objective organizing the decisions of the public and private agents as to plans, programs and activities that, directly or indirectly, use natural resources, ensuring the full maintenance of capital and of the environmental services of the ecosystems.
COEP – Committee of Entities in the Combat against Hunger and For Life: Copel has been taking part in the COEP since 1995, a pioneer program for stimulating the formation of partnerships between companies, universities, public authorities and organizations of society. It is a network aimed at various different segments, working in the combat against hunger and poverty. It acts in a decentralized manner, in a national network of coordination and mobilization, covering projects in the areas of education, food security, generation of income, health, local action, business citizenship, mobilization, campaigns, qualification activities and communication.
CONSEA-PR – State Council of Food and Nutritional Security: Copel has been taking part in CONSEA since it was founded in 2003. The Council is an instrument for coordination between government and civil society in the proposition of guidelines for actions in the areas of food and nutrition. The Council’s task is to advise the Federal, State and Municipal Governments in formulating policies and defining guidelines for the country to guarantee the human right to food.

The action below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Participation in the Paraná Competitive Movement

Incorporating the initiatives of the Paraná Competitive Movement, the MBC – Brazilian Competitive Movement, in a joint initiative with SEBRAE – Brazilian Support Service for Small and Medium Businesses and other institutions, such as the IBQP/Pr – Brazilian Quality and Productivity Institute – Paraná, introduced in 2004 the Business Success Award, which was born focused on the belief that Paraná, like other Brazilian states, has a lot to gain with the use of mechanisms that promote improvement in the management of companies.

Copel, for its size, its function and its mission, cannot shirk from contributing, by participating actively in the establishment of this process, from its conception. The Company has contributed to the consolidation of the Paraná Competitive Movement together with other partners, amongst which the Secretariat for Industry and Commerce, the FIEP (Federation of Industries of the State of Paraná), the Gerdau Group and Commercial and Business Associations should be mentioned.

Still in the scope of the MBC, the experience with "Copel 5S in the Schools" should be mentioned, at the Forum of the State Sectorial Quality and Productivity Programs, also promoted by the Paraná Competitive Movement, in conjunction with the IBQP. Copel has already adapted and implemented the 5S in 7 schools at its power plants and started voluntary work supporting the schools from the community around them, for them to also implement it. Given the success of the experience, there is an interest of the Paraná Competitive Movement to take it to all Brazilian schools. It is a tool that is agile, easy to use and to implement that promotes the dissemination of values, social inclusion and citizenship.

•    Program for the safe and rational use of power

School Kit – The School Kit is a Campaign for Safety in the Community for Preventing Accidents with Electricity. Its objective is to make available information on safety in the use of electricity, in a teaching manner. The School Kit is used by 400 volunteers all over Paraná, all of them employees of Copel, and it comprises a notebook, a ruler, a memory game and a primer. Throughout 2004, 150 thousand kits were distributed at 1,150 establishments in 125 municipalities. In all, almost 400 thousand people have had access to the material.

•    Energy Efficiency Programs

Copel carries out, on an annual basis, an Energy Efficiency Program where financial resources are applied, equivalent to 0.5% of its net operating revenues, in projects that have the objective of promoting energy efficiency in the end use of electricity.

In 2004, the following projects were carried out:

Municipal Energy Management – A project with the objective of implementing a plan for energy efficiency in municipal installations and to publicize the concept of combating waste of electricity and preservation of the environment, with the following results:

a) coverage of 22 municipalities in the state of Paraná
b) qualification of 62 municipal technicians
c) creation and structuring of Municipal Energy Management Units
d) preparing 22 Municipal Electricity Management Plans - PLAMGEs

PROCEL in the Schools – Environmental Education Program “The Nature of the Landscape” – This is an environmental education program called “The Nature of the Landscape - Power", intended for primary and secondary school teachers, given by technicians from the electricity concessionaires, the so-called multipliers, in a 12-hour course with permanent accompaniment during the school year, which comprises:

a) carrying out a course to form new instructors at Copel;
b) carrying out courses for recycling /updating the existing instructors;
c) qualifying school teachers from the various regions where the company works.

Donation of Efficient Lighting Systems for Welfare Entities – With the objective of combating the waste of power in welfare entities of the State, Copel provided guidance on how to use electricity without waste and carried out the replacement of the existing lighting system by another, more modern and efficient, and:

a) 515 welfare entities were benefited;
b) compact 15W fluorescent lamps and 32W lighting units ( light fitting + fluorescent tube + electronic starter) were distributed and installed;
c) 10,459 lighting points were made more efficient.

Technical Cooperation Agreements and Undertakings Entered Into in 2004 – In 2004, technical cooperation agreements and undertakings were entered into with institutions from several regions of the state, with the purpose of carrying out the energy efficiency projects listed below:

a) Improving Energy Efficiency at Curitiba Charity Hospital;
b) Improving Energy Efficiency at Londrina Charity Hospital;
c) Improving Energy Efficiency at Londrina Children’s Hospital;
d) Improving Energy Efficiency at Ponta Grossa Charity Hospital;
e) Improving Energy Efficiency on the Campus of the State University of Maringá - UEM;
f) Creating an Energy Efficiency Laboratory at CEFET-PR / Curitiba.

Relight Program – The National Program for Efficient Public Lighting “ReLight” has the objective of promoting the development of efficient systems of public lighting, contributing towards improving the safety conditions and the quality of life in Brazilian cities.

In Copel, the Relight Program included the following municipalities in 2004:

1. Iporã: 1,536 points of public lighting made more efficient;
2. Altônia: 1,106 points of public lighting made more efficient;
3. Paraíso do Norte: 911 points of public lighting made more efficient;
4. São Jorge do Patrocínio: 539 points of public lighting made more efficient;
5. Castro: 2,435 points of public lighting made more efficient;
6. Toledo: 10,375 points of public lighting made more efficient.

Support for Culture

Artistic development and growth in Paraná are among Copel’s objectives and principles. Accordingly, encouraging, recovering, maintaining and promoting cultural activities all over the state have been the Company’s commitment to the educational process.

R$ 3.4 million was invested (including amounts spent by Compagas) on different fronts of cultural activities. Among the various editions of books aimed at the educational process of the public of children and juveniles, Copel also considered the Guarani people, by publishing a source of research about the folklore of this people, almost in extinction. The scenic arts were also taken to various regions of the state, through drama performances, showing that taking arts to the interior of the state is a way of democratizing access to artistic manifestations.

Copel has also placed within the reach of the citizens of Paraná the privilege of assisting and admiring plastic arts, through its greatest symbol, which is the Oscar Niemeyer Museum. Through this, it is possible to see famous Brazilian artists such as De Bona, Niemeyer himself, and Brennand, among others, besides a collection of etchings by Rembrandt.

Strengthening the formation of audiences and education for citizenship by means of the democratization of the access to culture were also ideals made tangible on stages, in churches, schools and alternative spaces in several cities of the state.

Environmental Programs and Actions

The actions and programs below respond to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Elimination of Askarel

Askarel waste, a material used as an insulator in old electricity generation equipment and transformers, is toxic and has a high potential for creating environmental problems at the end of its useful life.

To eliminate the use of askarel for good, in June 2004 a specific project was started, with a forecast duration of 18 months, with a view to making an assessment of the existence of the waste of this material, introducing handling procedures, and giving a final environmentally adequate destination to this waste.

Results:

Investigation of the situation of the equipment in operation with askarel;
Purchase of replacement equipment;
Assessment of the physical environment of the equipment.

•    Planning for urban tree planting

The living side by side of urban tree planting and electricity distribution networks shows a certain impasse, calling for planning of pruning and occasional felling of trees, in order to minimize interruptions in the electricity supply.

Results:

Research in the existing bibliography;
Identification of the types of trees suitable for each situation proposed;
Drawing up a guide to tree planting covering specific particularities related to the climatic aspects and purposes of the use of a given species.

•    Management of waste and effluents in distribution

The program aims at giving a suitable final destination to the waste generated, minimizing and controlling the emission of effluents, and studying the feasibility of reusing and recycling certain kinds of waste, promoting gains that are not only environmental but economic as well. The actions were started in September 2004, from the perspective of implementing a corporate Environmental Management System – EMS.

Result: An investigation of the main actions carried out in the various areas of the company, as one of the stages for the implementation of the EMS.

•     ZERE Program – Management of waste, effluents and emissions at the electricity generating power plants

This program aims at identifying the kinds of waste and effluents that may potentially offer risks for the environment and for the safety at the electricity generating power plants, besides developing and implementing tools for the Management of Waste and Effluents arising from processes for operating and maintaining the power plants.

The program also aims at implementing procedures for monitoring, controlling and separating for quantification all the waste and effluents, according to their degree of toxicity and risks to the environment, the development at the end of each cycle of a Management Plan for each item studied, and an Environmental Contingency Management Plan for the power plants.

Results:

Implementation of the cycle that aims at identifying the kinds of effluent that may potentially offer risks, from the environmental point of view, and safety in the power plant environment.
Carrying out a diagnosis from samples collected at all Copel´s production units of the present situation of generation of these effluents, to permit more effective management.
An environmentally suitable handling of the waste generated in the process of O & M, including co-processing in cement factories, as well as accompanying their transport.

•    Development and distribution of Alevins

With the purpose of managing the handling and research of the endemic ichthyofauna, this program seeks to master the reproductive techniques of three native fish: the mandi, the bagre and the Iguaçu surubim – the latter on the list for extinction -, as well as the controlled reproduction of the native lambaris of the Iguaçu.

Results:     Production of 1,260 million alevins of the various species for repopulating the Iguaçu basin. Of these, 300 thousand alevins were made available for the Copel - Sadia – Ibama agreement.

•    Program for Recovering Degraded Areas / SCX HEP

Through environmental recomposition techniques, this program seeks to recover the landscape, aiming at minimizing the negative effects of the construction of the building site, camp, and other places disfigured during the construction of the Salto Caxias HEP.

Results:

Production of humus (worm breeding) aiming at assisting with the regeneration of the soil, recovering its physical, chemical and biological properties, preserving the environment.
Production of 70 thousand cuttings of native species, just in the forest nursery at the power plant.
An effort to enrich the vegetation and open up new areas, as well as the maintenance of the existing ones.

The action below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•     Assessment and bioremediation of the areas of the Atuba Complex impacted by mineral oils

The Atuba Complex houses administrative activities, storeroom and maintenance. Due to the services of handling and stocking equipment with mineral oil and of vehicle maintenance, its soil and the underground waters are liable to contamination. Because of its proximity to the River Atuba, part of the land is classified as an “Area of Permanent Protection”, so that the monitoring and assessment of the environmental and operational conditions of its installations are therefore important.

Results:
Investigation of the hydrogeological characteristics;
Environmental assessment of the operational areas;
Preparing a work plan.

The action below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Environmental Education

The effectiveness of a process depends, fundamentally, on the intellectual and emotional commitment of the people involved, which leads to making people aware of and assist in the success of the actions aimed at the preservation and conservation of the environment. With this objective, September 2004 saw the start of the presentation of the “Three Ecologies” seminar.

Results:
Analysis of the themes to be addressed;
Definition and segmentation of the various kinds of public;
Drawing up the program content and the language to be used for each public segment;
Assessment of the effectiveness of using internal instructors and of the teaching material prepared;
Holding three seminars, with 160 participants.

The action and programs below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Regional Museum of the Iguaçu

The Environmental Impact Report of the Gov. Ney Braga (Segredo) Hydroelectric Power Plant includes the installation of the Regional Museum of the Iguaçu, a place for keeping, studying and exhibiting the collection coming from the Scientific Use of Flora and Fauna, Salvation of the Cultural Memory and Archeological Rescue Programs.

The museum has one of the most remarkable regional collections in Paraná, categorized into the Biotic Environment (species of flora and fauna) containing 1,985 exhibits, and the Anthropic Environment (human culture) with 545 exhibits, besides carrying out Environmental Education Programs, which leads to reflection about society’s need for sustainable development for the constant improvement of the quality of life.

Results:
Start of the Selective Waste Collection in the Residential Village of the Gov. Ney Braga Hydroelectric Power Station. Receiving over 17 thousand visitors during 2004, from the community, institutions of learning, and professionals interested in environmental education activities.

•    Segredo IV / HEP GNB Resettlement Program

This program seeks to relocate the communities affected by the reservoirs and to carry out an interface between Copel and the Resettled Farmers Association, which is being carried out through a Joint Management Agreement signed in 2002 that will be concluded in 2005. This agreement has as its objectives the accompaniment of the process of insertion of the families in the resettlement program, advice on the management of the properties, carrying out activities with a view to qualifying those resettled to manage the Association, and the promotion of interchanges to stimulate the development of agricultural, social and cultural projects.

Results:
The Segredo IV resettlement serves 77 families who, in harmony with the objectives of the joint management, have sought alternatives for self-sustainability and improvement in the quality of life, through practices like rescuing culture, expanding the level of schooling in the community, implementing organic farming and technologies in mixed farming, amongst others.

The program below responds to goals / principles nos.:

Millennium Development Goals	1	2	3	4	5	6	7	8
Principles of the Global Pact	1	2	3	4	5	6	7	8	9	10

•    Golden Mussel Program

The program aims at carrying out campaigns with the population of the state of Paraná and, in particular, with the riverside communities, to detect and monitor the entry of Limnoperna fortunei into Copel´s reservoirs. This mollusk can bring serious economic losses to all the activities involved with the use of water resources in Paraná.

Results: Distribution of pamphlets and posters at the reservoirs of Gov. Ney Braga, Gov. Bento Munhoz and Gov. Jose Richa, with a view to containing or minimizing the invasion of the state’s ecosystems. Up to the present, no focuses of the mollusk have been found in the reservoirs of Copel´s power plants.

Social Balance Sheet

The Social Balance Sheet is a statement published annually, together with the other financial statements, and comprises information that indicates the Company’s performance during the year in the area of Business Social Responsibility.

It is important to point out that there is no law that requires the Social Balance Sheet, but Copel has been presenting it for years, following the methodology and criteria proposed by the Brazilian Social and Economic Analysis Institute - IBASE, believing that it is an instrument of communication and transparency of the Company with its interested parties.

In accordance with the CVM requirements, the Compagas accounts have been consolidated in the Financial Statements, and this is also reflected in the Social Balance Sheet including the reclassification of the information for 2003 for comparability between the two years.

We present below the material evidence of Copel´s business social responsibility in numbers.

ANNUAL SOCIAL RESPONSIBILITY BALANCE SHEET - IBASE Model
For the years ended December 31
('In thousands of reais)

	Consolidated				Consolidated

		2004				2003
1 - CALCULATION BASIS
Net operating revenues	3,925,774				3,094,298
Operating profit (RO)	600,182				301,361
Gross payroll (FPB)	633,561				540,727
Total added value (VAT)	3,488,022				2,448,008

2 - INTERNAL SOCIAL INDICATORS			% on:				% on:

		FPB	RL	VAT		FPB	RL	VAT
Meals	35,540	5.5	1.0	1.1	28,345	5.2	0.9	1.1
Compulsory social charges	115,114	18.2	2.9	3.3	95,566	17.7	3.1	3.9
Pension plan	117,119	18.5	3.0	3.4	91,988	17.0	3.0	3.8
Health Care plan	20,447	3.2	0.5	0.6	14,563	2.7	0.5	0.6
Work security and medical assistance	4,128	0.6	0.1	0.1	2,652	0.5	0.1	0.1
Education	5,534	0.9	0.1	0.2	2,756	0.5	0.1	0.1
Culture	1,684	0.3	0.0	0.0	1,448	0.3	0.0	0.1
Qualification and professional development	1,049	0.2	0.0	0.0	772	0.1	0.0	0.0
Day nursery assistance	407	0.1	0.0	0.0	350	0.1	0.0	0.0
Profit sharing	18,319	2.9	0.5	0.5	16,000	3.0	0.5	0.7
Other	3,384	0.5	0.1	0.1	2,711	0.5	0.1	0.1

Total	322,725	50.9	8.2	9.3	257,151	47.6	8.3	10.5

3 - EXTERNAL SOCIAL INDICATORS			% on:				% on:

		RO	RL	VAT		RO	RL	VAT
Education	24,331	4.0	0.6	0.6	29,576	9.9	1.0	1.3
"Paraná Digital" Program	23,.892	3.9	0.6	0.6	28,774	9.6	1.0	1.3
Schools in plants and others	439	0.1	0.0	0.0	802	0.3	0.0	0.0
Culture	3,114	0.5	0.1	0.1	984	0.3	0.0	0.0
Health and sanitation	47,117	7.9	1.2	1.4	27,146	9.0	0.9	1.1
"Luz Fraterna" Program	25,619	4.4	0.7	0.8	5,624	1.8	0.2	0.2
"Eletrificação Rural" Social Program (Rural Electrification
Social Program)	17,639	2.9	0.4	0.5	19,439	6.5	0.6	0.8
"Reluz" Program	2,099	0.3	0.1	0.1	-	-	-	-
"Reassentamento de Famílias" Program (Family
Realocation Program)	1,053	0.2	0.0	0.0	1,798	0.6	0.1	0.1
Other programs	707	0.1	0.0	0.0	285	0.1	0.0	0.0
Sports	-	-	-	-	10	0.0	0.0	0.0
Hunger and food security combat	-	-	-	-	2	0.0	0.0	0.0
Others: Donations and Eletricidadania Program	119	0.0	0.0	0.0	135	0.0	0.0	0.0

Total contribution to the society	74,681	12.4	1.9	2.1	57,853	19.2	1.9	2.4

Taxes (excluding social charges)	2,117,571	352.9	53.9	60.8	1,581,235	524.7	51.1	64.6

Total	2,192,252	365.3	55.8	62.9	1,639,088	543.9	53.0	67.0

	Consolidated				Consolidated

	2004				2003
4 - ENVIRONMENTAL INDICATORS			% on:				% on:

		RO	RL	VAT		RO	RL	VAT

Investments related to Company operations	18,763	3.1	0.5	0.5	15,861	5.3	0.5	0.6
Research, Development and Effectiveness
Programs - environmental impact and waste
treatment	12,436	2.1	0.4	0.4	6,601	2.2	0.2	0.2
"Rede Compacta" Program (Green Line)	5,642	0.9	0.1	0.2	9,020	3.0	0.3	0.4
Programs for protection of fauna and flora	685	0.1	0.0	0.0	240	0.1	0.0	0.0
Investments in external programs and/or
projects	382	0.1	0.0	0.0	25	0.0	0.0	0.0
Tribute to Iguaçu Program *	71	0.0	0.0	0.0	-	-	-	-
Environmental education and Regional Museun of
the Iguaçu	311	0.1	0.0	0.0	25	0.0	0.0	0.0

Total	19,145	3.2	0.5	0.5	15,886	5.3	0.5	0.6

As regards the establishment of “annual goals” to minimize,	( ) does not have goals	( ) does not have goals
that is, the general consumption in production/operation, and to	( ) meets from 0 to 50%	( ) meets from 51 to 75%
increase the efficiency in the use of natural resources, the	( ) meets from 51 to 75%	( ) meets from 0 to 50%
Company	( X ) meets from 76 to 100%	( X ) meets from 76 to 100%

5 - DETAILS OF EMPLOYEES (including Compagas)
Employees at the end of the year	6,807			6,347

Employees education:	Total	Male	Female	Total	Male	Female

Total university and future education	2,408	1,746	662	2,288	1,672	616
Total high school	3,882	3,340	542	3,529	3,035	494
Total primary school	517	494	23	530	507	23
Employees' age:
Below 30 years	831			530
From 30 to 45 years	3,741			3,927
Above 45 years	2,235			1,890
Employees hired during the period	599			510
Number of female employees	1,227			1,133
% of supervisory positions filled by female
employees - in relation to the total number of female
employees	1.1			1.3
% of supervisory positions filled by female
employees - in relation to the total number of
superiors	7.0			7.5
Number of black employees	572			536
% of superiors positions filled by black employees
- in relation to the total number of black employees
	1.1			1.0
% of supervisory positions filled by black
employees - in relation to the total number of
superiors	3.2			2.5
Number of disabled employees or employees
with special needs	289			288
Dependents	14,106			13,824
Number of interns	839			811
Number of outsourced employees	2,006			N/D

6 - SIGNIFICANT INFORMATION IN RELATION TO CORPORATE CITIZENSHIP
	2004	Goals 2005

Relation between the highest and the lowest
compensation in the Company	24.6	24.6
Total number of work accidents	166	150

- The social and environmental projects
developed by the Company were defined by:	Management	Management
- The security and occupational health standards
were defined by:	All + CIPA	All + CIPA
- As regards union rights, right to collective
bargaining and internal representation of the
employees, the Company:	follows OIT rules	will follow OIT rules
- The pension plan includes:	All employees	All employees

- The profit sharing includes:	All employees	All employees

- As regards the selection of suppliers, the same
ethical and social and environmental responsibility
standards adopted by the Company:	are suggested	will be required

- As regards the participation of employees in
voluntary work programs, the Company:	supports	will support

	2004	Goals 2005

Total number of complaints and criticisms from consumers:
to the Company	152,281	145,236
to Procon (Consumer Protection)	967	Not available
in the Court	680	Not available
% complaints and criticisms answered or solved:
to the Company	100.0%	100.0%
to Procon	65.0%	Not available
in the Court	32.2%	Not available

	2004	2003

Distribution of Added Value:
Employees	14.5%	17.8%
Government	63.3%	67.6%
Financing agents	10.9%	7.0%
Stockholders	2.9%	2.0%
Retained	8.4%	5.6%

7 - OTHER INFORMATION

This balance sheet includes Compagas data due to its consolidation with COPEL as from this year. For this reason, the 2003 data have been reclassified.
The Eletricidadania Program computed 855 hours dedicated to voluntary work in 2004.
* The "Tribute to Iguaçu" is a social and environmental program aiming at promoting sustainable development using the initiatives from the communities involved.

COPEL does not use child or slave labor.
Area responsible for the information: Accounting Management Superintendency / CTGR - tel. 41-3312123

OUR THANKS

In recognizing that the good performance and the profit of R$ 374.1 million achieved by Copel this year comes from the constant support received from the publics with which we relate, we wish to express our thanks to our stockholders, customers and suppliers, to the members of the Board of Directors and of the Audit Board, to the Government of the State and other authorities, and to the community, for the trust placed in our organization.

In particular, we thank our employees for their endeavor and dedication, which for over 50 years have been transforming Copel into a company that is a source of pride for the State of Paraná.

Curitiba, March 24, 2005.

FINANCIAL STATEMENTS

Balance Sheet

At December 31, 2004 and 2003
(In thousands of reais)

ASSETS	Parent company		Consolidated

	2004	2003	2004	2003

Current assets
Cash and cash equivalents (Note 6)	3,281	2,530	519,236	362,699
Consumers and resellers (Note 7)	-	-	846,144	705,192
Provision for doubtful accounts (Note 8)	-	-	(85,965)	(51,646)
Outsourced services, net (Note 9)	-	-	2,823	878
Dividends receivable (Note 10)	302,018	189,844	2,886	6,758
Services in progress	1,060	1,250	5,621	4,238
CRC transferred to the Paraná State Government (Note 11)	-	-	29,459	123,885
Taxes and contributions recoverable (Note12)	9,212	-	49,269	77,126
Storeroom inventories	-	-	30,632	27,216
“Portion A” offsetting account (Note 13)	-	-	197,162	59,463
Other receivables (Note 14)	4,600	3,556	35,810	104,884

	320,171	197,180	1,633,077	1,420,693

Long-term receivables
Consumers and resellers (Note 7)	-	-	56,921	73,207
CRC transferred to the Paraná State Government (Note 11)	-	-	1,167,945	912,441
Taxes and contributions recoverable (Note 12)	133,654	155,270	528,685	655,664
Judicial deposits (Note 25)	83,364	74,451	146,662	112,385
Subsidiary and associated companies (Note 15)	1,147,886	1,338,774	250,402	55,054
“Portion A” offsetting account (Note 13)	-	-	111,246	178,390
Other receivables (Note 14)	-	1,215	128,342	126,382

	1,364,904	1,569,710	2,390,203	2,113,523

Permanent assets
Investments (Note 16)	5,062,165	4,771,769	456,707	425,547
Property, plant and equipment (Note 17)
In use	-	-	5,530,383	5,574,945
Construction in progress	-	-	594,230	483,246
(-) Special liabilities	-	-	(725,448)	(677,523)
	-	-	5,399,165	5,380,668
Deferred charges	-	-	129	260

	5,062,165	4,771,769	5,856,001	5,806,475

Total assets	6,747,240	6,538,659	9,879,281	9,340,691

The accompanying notes are an integral part of these financial statements,

LIABILITIES AND STOCKHOLDERS’ EQUITY	Parent company		Consolidated

	2004	2003	2004	2003

Current liabilities
Loans and financing (Note 18)	418,735	22,515	514,396	114,665
Debentures (Note 19)	156,620	157,859	156,620	157,859
Suppliers (Note 20)	440	485	767,501	403,630
Taxes and social contributions (Note 12)	115,257	123,103	295,613	321,615
Dividends payable	86,306	43,219	91,352	46,287
Payroll and labor provisions (Note 21)	81	151	84,427	72,241
Post-employment benefits (Note 22)	16	-	124,783	92,173
Regulatory charges (Note 23)	-	-	64,135	50,113
Derivative transactions (Note 43)	-	-	124,629	-
Other accounts payable (Note 24)	12	124	24,481	31,109

	777,467	347,456	2,247,937	1,289,692

Long-term liabilities
Loans and financing (Note 18)	135,932	594,952	702,868	1,229,730
Debentures (Note 19)	457,407	506,761	457,407	506,761
Suppliers (Note 20)	-	-	240,663	272,889
Post-employment benefits (Note 22)	-	-	540,587	566,306
Derivative transactions (Note 43)	-	-	-	33,724
Gas not used	-	-	-	53,715
Taxes and social contributions (Note 12)	-	-	78,408	84,967
Subsidiary and associated companies	-	-	-	5,812
Provisions for contingencies (Note 25)	240,117	231,260	428,762	408,304
Regulatory charges (Note 23)	-	-	1,588	1,588

	833,456	1,332,973	2,450,283	3,163,796

Minority interest	-	-	44,744	28,973

Stockholders’ equity (Note 26)
Capital	3,480,000	2,900,000	3,480,000	2,900,000
Capital reserves	817,293	817,293	817,293	817,293
Revenue reserves	839,024	1,140,937	839,024	1,140,937

	5,136,317	4,858,230	5,136,317	4,858,230

Total liabilities and stockholders’ equity	6,747,240	6,538,659	9,879,281	9,340,691

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the years ended December 31, 2004 and 2003
In thousands of reais

	Parent company		Consolidated

	2004	2003	2004	2003
Operating revenues (Note 27)
Electric energy supply	-	-	4,605,469	3,736,473
Electric energy sales to distributors	-	-	445,856	334,157
Use of transmission grid	-	-	209,766	112,118
Revenues from telecommunications	-	-	41,434	32,212
Distribution of piped gas	-	-	161,227	140,279
Other operating revenues	-	-	80,573	64,984
	-	-	5,544,325	4,420,223

Deductions from operating revenues (Note 28)	-	-	(1,618,551)	(1,325,925)

Net operating revenues	-	-	3,925,774	3,094,298

Operating expenses
Electric energy purchased for resale (Note 29)	-	-	(963,883)	(1,090,392)
Charges on use of transmission system	-	-	(289,606)	(219,893)
Transportation of electricity purchased	-	-	(21,547)	(17,710)
Personnel (Note 30)	(4,063)	(3,050)	(458,267)	(402,454)
Pension fund and health care plan (Note 31)	(86)	(66)	(137,566)	(106,551)
Materials (Note 32)	(30)	(78)	(54,462)	(43,827)
Raw materials and inputs used in energy generation (Note 33)	-	-	(83,212)	(52,867)
Natural gas and inputs used in gas operations (Note 34)	-	-	(207,948)	(200,153)
Third party services (Note 35)	(4,636)	(1,755)	(192,615)	(170,688)
Depreciation and amortization	-	-	(308,910)	(296,232)
Regulatory charges (Note 36)	-	-	(358,489)	(218,780)
Other operating expenses (Note 37)	(4,191)	(64,680)	(247,966)	(133,700)
	(13,006)	(69,629)	(3,324,471)	(2,953,247)

Results from operations	(13,006)	(69,629)	601,303	141,051

Equity in the earnings of subsidiary and associated	420,775	313,800	1,685	16,734
companies (Note 38)
Financial results (Note 39)
Financial income	(5,601)	7,207	415,913	325,823
Financial expenses	(22,899)	(28,085)	(418,719)	(182,247)
	(28,500)	(20,878)	(2,806)	143,576

Operating profit	379,269	223,293	600,182	301,361

Non-operating expenses, net	(26)	(38,535)	(6,358)	(20,530)

Profit before taxation	379,243	184,758	593,824	280,831

Income tax and social contribution on net income (Note 42)
Income tax	(6,367)	(10,009)	(147,877)	(69,735)
Social contribution	1,272	(3,612)	(50,556)	(25,551)
	(5,095)	(13,621)	(198,433)	(95,286)

Net income before minority interest	374,148	171,137	395,391	185,545

Minority interest	-	-	(21,243)	(14,408)

Net income for the year	374,148	171,137	374,148	171,137

Net income per thousand shares	1.3672	0.6254	1.3672	0.6254

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders’ Equity

In thousands of reais

				Profit
		Capital	Legal	retention	Retained
	Capital	reserves	reserve	reserve	earnings	Total

At December 31, 2002	2,900,000	817,288	157,438	851,348	-	4,726,074

Prior-year adjustment	-	-	-	-	3,598	3,598
Donations and investment grants	-	5	-	-	-	5
Net income for the year	-	-	-	-	171,137	171,137
Appropriations proposed to the AGM
Legal reserve	-	-	8.557	-	(8,557)	-
Payment of dividends	-	-	-	-	(42,584)	(42,584)
Reserve for investments	-	-	-	123,594	(123,594)	-

At December 31, 2003	2,900,000	817,293	165,995	974,942	-	4,858,230

Capital increase	580,000	-	-	(580,000)	-	-
Net income for the year	-	-	-	-	374,148	374,148
Appropriation proposed to the AGM
Legal reserve	-	-	18,707	-	(18,707)	-
Payment of dividends	-	-	-	-	(96,061)	(96,061)
Reserve for investments	-	-	-	259,380	(259,380)	-

At December 31, 2004	3,480,000	817,293	184,702	654,322	-	5,136,317

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the years ended December 31, 2004 and 2003
In thousands of reais

FINANCIAL RESOURCES WERE PROVIDED BY	Parent company		Consolidated

	2004	2003	2004	2003

Operations
Net income for the year	374,148	171,137	395,391	185,545

Expenses (income) not affecting working capital
Depreciation and amortization	-	-	308,910	296,232
Monetary variations on long-term items, net	(4,175)	(5,638)	9,646	(184,400)
Equity in the earnings of subsidiary and associated companies (Note 38)	(420,131)	(313,734)	(5,849)	(21,476)
Deferred income tax and social contribution on net income	21,617	(49,391)	30,650	(49,958)
Provisions for loss on tax incentives	-	39,590	-	39,590
Provisions (reversals) in long-term liabilities	7,000	526	156,186	394,043
Disposals of long-term receivables	-	-	70,873	4,256
Disposals of investments	-	-	19	3,193
Disposals of property, plant and equipment in use, net	-	-	13,639	7,114
Amortization of goodwill on investments (Note 38)	-	-	4,808	4,808
	(395,689)	(328,647)	588,882	493,402

Adjusted results of operations	(21,541)	(157,510)	984,273	678,947

Dividends received from subsidiary and associated companies	130,060	211,748	5,237	7,738

Gain on sale of investment - Campos Novos Energia S.A.	-	-	-	(24,903)

	108,519	54,238	989,510	661,782

Third parties
Refund of judicial deposits and guarantees	-	-	25,000	-
Subsidiary and associated companies	261,762	-	-	-
Sale of investment - Campos Novos Energia S.A.	-	-	-	88,309
Consumer contributions	-	-	47,925	44,109
Donations and subsidies received	-	5	-	5
Loans and financing (Note 18)	-	-	25,412	-
Long-term receivables transferred to current assets
Consumers and resellers	-	-	20,489	10,385
CRC transferred to the Paraná State Government	-	-	24,214	19,097
ICMS recoverable	-	-	32,907	47,398
“Portion A” offsetting account	-	-	205,231	80,176
Loan agreements	7,961	4,999	4,585	1,260
Other assets	1,215	1,644	1,450	1,651
	270,938	6,648	387,213	292,390

Increase in net current liabilities	307,020	192,741	745,861	105,820

TOTAL FUNDS PROVIDED	686,477	253,627	2,122,584	1,059,992

FINANCIAL RESOURCES WERE USED FOR	Parent company		Consolidated

	2004	2003	2004	2003

Payment of dividends	96,061	42,584	101,533	45,954

Property, plant and equipment	-	-	404,220	297,220

Long-term receivables
Consumers and resellers	-	-	1,859	45,307
CRC transferred to the Paraná State Government – transferred from current assets (Note 11) -		-	170,149	-
Taxes and contributions deferred and for offset	-	-	11,407	17,676
Judicial deposits	7,056	2,713	35,020	35,005
Subsidiary and associated companies	-	90,092	-	-
“Portion A” offsetting account	-	-	111,937	114,404
“Portion A” offsetting account – reclassified from current assets	-	-	-	78,846
Loan agreements	-	-	177,044	24,000
PIS and COFINS regulatory asset (Note 14)	-	-	80,426	-
Other assets	-	-	-	4,116
	7,056	92,805	587,842	319,354

Investments	325	5	37,276	42,094

Transfer of long-term liabilities to current:
Loans and financing (Note 18)	483,035	13,542	581,618	104,694
Debentures (Note 19)	100,000	100,000	100,000	100,000
Suppliers	-	-	32,227	5,627
Post-employment benefits	-	-	144,416	133,483
Derivative transactions (Note 43)	-	-	124,629	-
Taxes, social contributions and other accounts payable	-	-	7,216	6,555
Legal contingencies – net of judicial deposits	-	4,691	1,607	5,011
	583,035	118,233	991,713	355,370

TOTAL FUNDS USED	686,477	253,627	2,122,584	1,059,992

CHANGES IN WORKING CAPITAL

Opening current assets	197,180	164,241	1,420,693	1,052,860
Opening current liabilities	347,456	121,776	1,289,692	816,039
Opening working capital (excess of current liabilities)	(150,276)	42,465	131,001	236,821

Closing current assets	320,171	197,180	1,633,077	1,420,693
Closing current liabilities	777,467	347,456	2,247,937	1,289,692
Closing working capital (excess of current liabilities)	(457,296)	(150,276)	(614,860)	131,001

Increase in net current liabilities	(307,020)	(192,741)	(745,861)	(105,820)

The accompanying notes are an integral part of these financial statements.

Note 47 presents the details of this financial statement.

Statement of Added Value

For the years ended December 31, 2004 and 2003
In thousands of reais

	Parent company			Consolidated

	2004	2003	2004	2003

Revenues
Electric energy sales, services and other revenues	-	-	5,544,325	4,420,223
Cancelled sales and discounts	-	-	(296)	(28)
Provision for doubtful accounts	-	-	(63,987)	(17,538)
Non-operating expenses, net	(26)	(38,535)	(6,358)	(20,530)
Total	(26)	(38,535)	5,473,684	4,382,127

( - ) Inputs purchased from third parties
Electricity purchased for resale	-	-	963,883	1,090,392
Charges for use of electric grid	-	-	311,153	237,603
Materials, inputs and third party services	4,666	1,833	538,237	467,535
Emergency capacity charges	-	-	137,243	106,391
Other inputs	4,055	64,659	167,380	102,384
Total	8,721	66,492	2,117,896	2,004,305

( = ) GROSS ADDED VALUE	(8,747)	(105,027)	3,355,788	2,377,822

( - ) Depreciation and amortization	-	-	308,910	296,232

( = ) NET ADDED VALUE	(8,747)	(105,027)	3,046,878	2,081,590

( + ) Added value transferred
Financial income (-) taxes	6,138	17,890	439,459	349,684
Equity in the earnings of subsidiary and associated companies	420,775	313,800	1,685	16,734
Total	426,913	331,690	441,144	366,418

ADDED VALUE TO BE DISTRIBUTED	418,166	226,663	3,488,022	2,448,008

Note: This statement is presented in conformity with Brazilian Accounting Standard (NBC) 3.7 approved by the Federal Accounting Council (CFC) Resolution No. 1,010, published in the Official Federal Government Gazette (DOU) on January 25, 2005.

(continued)

	Parent company				Consolidated

	2004	%	2003	%	2004	%	2003	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Wages and salaries	3,300		2,415		346,755		282,399
Social charges - FGTS	189		181		26,375		21,998
Food and education allowance	-		-		30,443		23,280
Labor and severance indemnities	-		-		(14,636)		16,931
Transfers to construction in progress	-		-		(37,728)		(31,722)
Pension fund and health care plan	86		66		137,566		106,551
Profit sharing	-		-		18,319		16,000
Total	3,575	0.9	2,662	1.2	507,094	14.5	435,437	17.8

Government
Social charges - INSS	574		454		88,739		73,568
ICMS security	-		-		1,175,935		951,723
PIS	-		-		42,385		37,188
COFINS	-		-		198,238		161,373
Regulatory charges	-		-		358,489		218,780
Income tax and social contribution on net income	5,095		13,621		198,433		95,286
Financial	11,740		10,682		23,546		23,861
Other taxes and rates	8,556		1,021		120,545		93,024
Total	25,965	6.2	25,778	11.4	2,206,310	63.3	1,654,803	67.6

Financing agents
Interest and monetary variations	14,342		27,065		362,628		158,445
Rents	136		21		16,599		13,778
Total	14,478	3.5	27,086	11.9	379,227	10.9	172,223	7.0

Stockholders
Interest on equity	96,061		42,584		101,863		48,386
Minority interest	-		-		21,243		14,408
Retained earnings	278,087		128,553		272,285		122,751
Total	374,148	89.4	171,137	75.5	395,391	11.3	185,545	7.6

	418,166	100.0	226,663	100.0	3,488,022	100.0	2,448,008	100.0

Added value (average) per employee					535		403
Stockholders’ equity contribution rate - %					67.9		50.4
Wealth generation rate - %					35.3		26.2
Wealth retention rate - %					8.4		5.6

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

at December 31, 2004 and 2003

(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Companhia Paranaense de Energia - Copel (Copel, Company or Parent Company) is a publicly-held corporation, with both private and public stockholders, controlled by the Government of the State of Paraná, Brazil, with shares traded in stock exchanges in Brazil, the United States of America and Spain. The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electric energy. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy, telecommunications and natural gas areas.

The subsidiaries of COPEL and their main activities are as follows:

Copel Geração S.A. – a wholly-owned subsidiary which exploits energy generation services; the company has 18 power plants in operation, 17 hydroelectric and one thermoelectric power plants with a combined installed capacity of 4,546.6 MW. This company received from ANEEL the following renewable concessions:

Power plants	River	Installed	Concession	Expiration
		capacity (MW) (**)	date	date

Hydroelectric plants
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	14.11.1979	15.11.2009
Governador José Richa	Iguaçu	1,240.00	02.05.1980	04.05.2010
Governador Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.08.1976	15.08.2006
Chaminé	São João	18.00	13.08.1976	15.08.2006
Apucaraninha	Apucaraninha	10.00	14.10.1975	13.10.2025
Mourão	Mourão	8.20	20.01.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	14.11.1979	15.11.2009
Marumbi	Ipiranga	4.80	(***)
São Jorge	Pitangui/Tibagi	2.30	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	07.01.1981	07.01.2011
Salto do Vau	Palmital	0.94	27.01.1954	(*)
Pitangui	Pitangui	0.87	05.12.1954	(*)
Melissa	Melissa	1.00	08.10.1993	(*)
Thermoelectric plant
Figueira		20.00	21.03.1969	26.03.2019

(*) Power plants with capacity lower than 1 MW are only registered with ANEEL.
(**) Unaudited data.
(***) For approval at ANEEL.

Copel Transmissão S.A. – a wholly-owned subsidiary which exploits electric energy transportation and transformation services, in addition to operating part of the national interconnected power system located in the Southern Region of Brazil, for the National Electric System Operator (NOS). This company has 125 substations, operating at voltages equal to or higher than 69 kV, and 6,996.3 km of transmission lines.

Copel Distribuição S.A. – a wholly-owned subsidiary which exploits the distribution and sale of any type of energy, especially electric energy, fuel and energy raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98% of the State consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it used to serve independent consumers in the State of São Paulo, whose agreements terminated at the end of 2004.

Copel Telecomunicações S.A. – a wholly-owned subsidiary which exploits and provides telecommunication services and communication services in general.

Copel Participações S.A. – a wholly-owned subsidiary which holds investments in other companies or consortiums.

Companhia Paranaense de Gás – Compagas – a company with private and public shareholders in which Copel Participações holds 51% of the voting capital, and its main activity is the supply of piped natural gas.

Elejor – Centrais Elétricas Rio Jordão S.A. – a company with private and public shareholders in which Copel Participações holds 70% of the voting capital, and its main activity is electric energy generation, but it is still in the pre-operating stage.

2. Presentation of the Financial Statements

The financial statements have been prepared and are presented in accordance with accounting practices adopted in Brazil, together with specific legislation established by ANEEL and the regulations of the Brazilian Securities Commission (CVM).

For comparison purposes, the Company made reclassifications and included, in addition to the wholly-owned subsidiaries, the subsidiary Companhia Paranaense de Gás - Compagas in the financial statements for the years ended December 31, 2004 and 2003.

The subsidiaries’ accounting practices are consistent with those adopted by Copel.

3. Consolidated Financial Statements

The consolidated financial statements are being presented in conformity with CVM Instruction 247/1996 and include the wholly-owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações, and the subsidiary Companhia Paranaense de Gás – Compagas.

The balance sheets and statements of income of the companies included in the consolidation are presented in Note 48.

The Company’s investments in the net equities of subsidiaries, as well as the assets, liabilities, revenues and expenses arising from intercompany operations have been eliminated on consolidation, and the minority interest shown separately, so that the consolidated financial statements effectively represent balances and transactions with third parties.

As authorized by the CVM through Letter/CVM/SNC 009/05, the financial statements of the subsidiary Elejor – Centrais Elétricas Rio Jordão S.A. were not included in the consolidation since they do not represent material amounts in the consolidated economic unit. This investment is stated on the equity method of accounting in Copel Participações.

At December 31, 2004 and 2003, Elejor balances were as follows:

	.	Elejor - Centrais Elétricas Rio Jordão S.A.

		2004	2003
Assets
Current assets		29,507	14,669
Long-term receivables		7,937	4,331
Permanent assets		329,998	140,123
Total assets		367,442	159,123

Liabilities
Current liabilities		25,386	18,855
Long-term liabilities		216,917	25,444
Stockholders' equity		125,139	114,824
Total liabilities		367,442	159,123

4. Significant Accounting Practices

a) Financial investments - Stated at cost plus accrued income earned up to the balance sheet date.

b) Consumers and resellers – These include amounts invoiced relating to energy supplied and estimates of energy supplied and not billed at year end, as well as supply of natural gas, recorded on the accrual basis of accounting.

c) Provision for doubtful accounts - Recorded at an amount considered sufficient by management to cover losses on the realization of accounts receivable from consumers and other receivables whose recovery is considered improbable.

d) Storeroom inventories (including items related to plant and equipment) – Materials in the storeroom, classified in current assets, are stated at average purchase cost and materials related to plant and equipment are stated at purchase cost (commodities are stated at average cost). The amounts recorded do not exceed their replacement or realizable values.

e) Investments – Investments in subsidiary and associated companies are recorded on the equity method of accounting. Other investments are recorded at cost, net of a provision for loss, when applicable.

f) Property, plant and equipment - These assets are stated at purchase or construction cost. Depreciation is calculated on the straight-line basis, based on the book balances recorded in the respective Registry Units (UCs), as required by the National Department of Electric Energy (DNAEE) Ordinance 815, of 1994, supplemented by ANEEL Resolution No. 015, of 1997. The annual depreciation rates are those established in the tables attached to ANEEL Resolutions No. 02, of 1997 and 44, of 1999 and presented in Note 17.

Administrative expenses are proportionally appropriated on a monthly basis to plant and equipment. The appropriation of direct personnel expenses and outsourced services is permitted if based on appropriately evidenced criteria.

In conformity with Accounting Instruction 6.3.23 of the Accounting Manual for Electric Utilities, concession-related obligations recorded in the books of account in a specific subgroup of long-term liabilities, are shown as a reduction of property, plant and equipment.

The financial charges, interest and inflationary effects incurred on loans received from third parties to finance constructions in progress are appropriated as costs thereof during the construction period.

g) Loans, financing, and debentures - Loans, financing, and debentures are restated based on the monetary and exchange variations accrued to the balance sheet date, and include interest and other charges established by contract.

h) Deferred income tax and social contribution on net income – These are calculated based on the current income tax and social contribution rates on temporary differences and tax loss carryforwards.

i) Pension Fund and Health Care Plan – Costs related to the pension fund and the health care plan defrayed to Fundação Copel are recognized according to CVM Deliberation No. 371, of 2000, with an adjustment against retained earnings in the 2001 financial year.

j) Provisions for contingencies – The probable losses are recognized at the balance sheet date, based on the nature of each contingency. The bases and nature of these provisions are described in Note 25.

k) Other assets and liabilities – Other current and long-term assets and liabilities are restated to the balance sheet date, when legally or contractually required.

l) Use of estimates – The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates to record certain transactions that affect assets and liabilities, income and expenses, as well as the disclosure of information in the financial statements. Actual results from these transactions and information could differ from the estimates. The main estimates related to the financial statements refer to the recording of the effects arising from the provision for doubtful accounts, the useful lives of property, plant and equipment, provisions for contingencies, income tax, pension plan assumptions and post-retirement benefits, as well as transactions involving the purchase and sale of electric energy in MAE, which are recognized based on estimates, and the billings and final settlement are subject to review by the MAE members.

m) Deferral of sector costs – The Brazilian tariff structure is designated to provide the recovery of the Company’s permitted costs. Accordingly, and based on ANEEL regulations, the Company records the variations in permitted costs as deferred regulatory assets when there is a probable likelihood that future income equivalent to costs incurred will be billed and charged through the inclusion of these costs in an adjusted tariff, established by the regulatory agency. The deferred regulatory asset will be eliminated when the consumers are invoiced.

n) Determination of the results of operations - Income and expenses are recognized on the accrual basis of accounting.

o) Net income per share - Determined based on the number of paid up capital shares outstanding on the balance sheet date.

p) Currency hedge transactions - Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis of accounting and recorded in long-term liabilities under “Derivatives transactions”, with contra entry to “Financial expenses".

5. General Electricity Industry Agreement

In 2001, the Brazilian electricity industry was subject to an Emergency Energy Consumption Reduction Program. The Government established an Energy Crisis Management Committee to administer demand adjustment programs, coordinate efforts to increase supply and implement emergency measures during the rationing period, which was in force from June 1, 2001 to February 28, 2002.

During this exceptional period, applying market rules would have had severe consequences for electric energy market agents. For this reason, special efforts were required from the society, Government authorities, the Concession authorities, and all the agents of the National Electricity Industry.

At the end of 2001, Generators, Distributors, and the Federal Government reached a General Electricity Industry Agreement (the “Agreement”), with the National Bank for Economic and Social Development (BNDES) acting as the financing agent. The Agreement was administered by ANEEL who issued Resolutions establishing the accounting procedures required to reflect the Agreement, and several other Federal Government decisions through the Energy Crisis Management Committee. The Agreement, signed by the agents on December 18, 2001, was reflected in Provisional Measure No. 14, of December 21, 2001, and subsequently converted into Law 10.438, of April 26, 2002.

As required by the ANEEL regulations, these financial statements are being presented containing the results of processing the changes in the electric energy sector in Brazil, established by the Wholesale Energy Market (MAE) which, as from 2004, was replaced by the Electric Energy Trade Chamber (CCEE).

The accounting adjustments relating to the amounts arising from the General Electricity Industry Agreement are described in Notes 7 and 41.

In July 2002, COPEL Geração signed the General Industry Agreement. Copel Distribuição, a signatory of the Agreement on December 18, 2001, complemented the formalization of the Agreement in June 2002 in accordance with the general meeting of the Brazilian electric energy concessionaires, in compliance with article 6, first paragraph, of Law 10438/02, as well as the requirement established by ANEEL Resolution 90/02. As a result, the Company became entitled to the Special Tariff Readjustment (RTE) which, in June 2002, was requested to ANEEL on account of the losses incurred in the items comprising the so-called “Portion A“, mentioned in the seventh clause of the concession agreement, from January 1, 2001 to October 25, 2001.

However, when ANEEL published Resolution 430 of August 19, 2002, replaced by Resolution 482 of August 30, 2002, including the amounts related to the RTE for all electric energy concessionaires, Copel Distribuição was not included.

In view of this exclusion, Copel Distribuição claimed its status as beneficiary of the RTE at the administrative level with ANEEL through ANEEL Administrative Process 48500.004963/02 -40 which ANEEL, at the final administrative level, did not accept.

The Company did not agree with the ANEEL decision and, in 2004, filed an action which is being analyzed by the Federal Courts of the State of Paraná.

The 2004 regulatory scene was notable for the rules of the new electric energy model for the sector, introduced by Law 10848/04 and regulated by Decree 5163/04. The most important test of this new model was the Electric Energy Auction on December 7, 2004, in which 17,000 average MW of existing electric energy were negotiated. The total amount negotiated reached R$ 74,900,000 with the participation of 35 distributors as purchasers and 18 generators as sellers. The companies signed agreements for eight years with deliveries scheduled as from 2005, 2006 and 2007 for a total of 9,054 average MW to be delivered as from 2005; 6,782 average MW as from 2006 and 1,172 average MW as from 2007.

6. Cash and Cash Equivalents

	Parent company		Consolidated

	2004	2003	2004	2003
Cash and banks	1,846	154	39,625	53,339
Financial investments
Federal banks	1,354	2,306	435,971	279,955
Private banks	81	70	43,640	29,405
	1,435	2,376	479,611	309,360

	3,281	2,530	519,236	362,699

7. Consumers and Resellers

			Overdue	Overdue
		Not yet due	up to 90 days	over 90 days	Consolidated

					2004	2003
Consumers
Residential		69,368	58,516	4,199	132,083	111,408
Industrial		81,884	14,998	16,356	113,238	85,139
Commercial		42,683	19,544	3,941	66,168	52,594
Rural		9,207	3,963	233	13,403	10,775
Public entities		25,017	13,456	30,579	69,052	56,496
Public lightning		10,621	2,167	2,022	14,810	14,532
Utility service		8,757	639	183	9,579	7,441
Unbilled		126,570	-	-	126,570	103,140
Energy installments - current		70,819	10,371	13,027	94,217	97,637
Energy installments - long-term		29,342	-	-	29,342	36,520
Emergency capacity charges (a)		6,532	4,525	7,806	18,863	17,375
Low-income consumer tariff (b)		12,394	-	-	12,394	17,758
Government of Paraná - Fraternal Light Program		1,817	6,706	25,059	33,582	7,948
Gas supply - current		9,117	-	-	9,117	6,910
Gas supply - long-term		886	-	-	886	933
Other receivables		6,000	8,219	32,090	46,309	38,455
		511,014	143,104	135,495	789,613	665,061
Resellers
Supply
Short-term supply		-	-	142	142	1,322
Supply - MAE (Note 41)		11,725	-	-	11,725	25,970
Generator reimbursement - current (c)		3,680	-	-	3,680	8,007
Generator reimbursement - long-term (c)		26,693	-	-	26,693	35,754
Initial contracts		4,065	913	-	4,978	5,741
Bilateral agreements		38,816	-	-	38,816	21,986
		84,979	913	142	86,034	98,780
Transmission System
Electric grid		13,059	-	-	13,059	2,268
Basic grid		14,225	58	-	14,283	12,250
Connection grid		17	9	50	76	40
		27,301	67	50	27,418	14,558

2004	Total current	566,373	144,084	135,687	846,144
	Total long-term	56,921	-	-	56,921

2003	Total current	501,911	123,479	79,802		705,192
	Total long-term	73,207	-	-	-	73,207

a) Emergency capacity charges

Law 10,438/02 determines that the costs, including operating, tax and administrative expenses, relating to the purchase of electric energy (kWh) and the contracting of generation capacity or power (kW) by Comercializadora Brasileira de Energia Emergencial (CBEE), be shared by all classes of end consumers served by the National Interconnected Electricity System, based on their measured individual consumption, in the form of a specific tariff surcharge. The tariff surcharge currently charged to consumers as emergency capacity charge is R$ 0.0067/kWh (ANEEL Resolution 262, effective as from 11/01/2004), and the prior charges were: R$ 0.0085/kWh (ANEEL Resolution 496/03, effective from 09/29/2003 to 10/31/2004), R$ 0.0066/kWh (ANEEL Resolution 295/03, effective from 06/26/2003 to 09/28/2003), R$ 0.0057/kWh (ANEEL Resolution 351/02, effective from 06/28/2002 to 06/25/2003), and from March 1, 2002 the charge was R$ 0.0049/kWh (ANEEL Resolutions 071/02 and 249/02).

Accordingly, the amounts billed and transferred to CBEE as tariff surcharge during 2004 were R$ 136,498 and R$ 128,137, respectively.

The charge is transferred to CBEE when actually received by the Company.

b) Low-income consumer tariff

The Federal Government, through Law 10,438/02, established the application of the residential low-income consumer tariff, which materially affected the Company’s operating revenues.

Presidential Decree No. 4336, of 2002, authorized ELETROBRÁS (Brazilian Electricity Authority) to use the funds from the Global Reversal Reserve (RGR) to compensate the concessionaires for the loss of revenue resulting from charging the low-income consumer tariff as a result of the new criteria established by Law 10438/02, revised by Law 10604/02.

ANEEL advised, through Resolution No. 491, of August 30, 2002, the procedures, conditions, and deadlines for the approval of the amounts used as the basis for the financing to be obtained from ELETROBRÁS.

Beginning September 2002, the Company started to bill the supply of electric energy by applying the low-income consumer tariff based on the new classification criteria of low-income consumer households.

ANEEL, through Normative Resolution 089/04, determined the methodology to be used for calculating the subsidy to be granted to the concessionaire or authorized distributor of electric energy or the amount to be used for reducing their rates, in order to balance the effects of the rate policy applicable to low-income consumer households.

c) Generators’ right of reimbursement

This right of reimbursement of the generators refers to the amounts of electricity from independent suppliers sold within the context of MAE during the electric energy emergency rationing period, from June 1, 2001 to February 28, 2002. These amounts were formally approved by ANEEL Resolution No. 483, of August 29, 2002, ratified by ANEEL Resolution No. 036, of January 29, 2003, and rectified by ANEEL Regulatory Resolutions No. 40, of January 28, 2004 and 45, of March 3, 2004.

The COPEL Geração receivables were separated into current and long-term based on their expected realization, according to the Special Tariff Recovery (RTE) approved for the electric energy distribution utilities.

8. Provision for Doubtful Accounts

The provision for doubtful accounts was recorded in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities. After a detailed analysis of overdue receivables, Company management considered the following amounts as sufficient to cover possible losses on the realization of receivables:

	Consolidated	Additions (*)	Write-offs	Consolidated

	2003			2004
Consumers and resellers
Residential	22,810	54,729	(20,840)	56,699
Industrial	4,533	9,519	(3,526)	10,526
Commercial	5,417	2,188	(5,307)	2,298
Rural	133	575	(688)	20
Public entities	16,957	(1,376)	-	15,581
Public lightning	1,083	(492)	-	591
Utility service	112	177	(208)	81
Supplies	525	(432)	-	93
Gas supply	76	-	-	76

	51,646	64,888	(30,569)	85,965

(*) Net of reversals

9. Services Provided to Third Parties, Net

		Overdue up	Overdue
	Not yet due	to 90 days	over 90 days	Consolidated

				2004	2003
Telecommunication services	318	200	128	646	384
Services provided to third parties	253	18	2,045	2,316	1,493
Provision for doubtful accounts	-	-	(139)	(139)	(999)

	571	218	2,034	2,823	878

10. Dividends Receivable

.
	Parent company		Consolidated

	2004	2003	2004	2003
Dividends receivable
Sercomtel S.A. - Telecomunicações	-	-	-	1,485
Sercomtel Celular S.A.	-	-	-	661
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	2,437	4,548
FINAM	385	-	385	-
	385	-	2,886	6,758
Interest on equity (Note 15)
COPEL Geração S.A.	130,254	106,872	-	-
COPEL Transmissão S.A.	132,434	59,784	-	-
COPEL Distribuição S.A.	-	-	-	-
COPEL Telecomunicações S.A.	916	916	-	-
COPEL Participações S.A.	38,029	22,272	-	-
	301,633	189,844	-	-

	302,018	189,844	2,886	6,758

11. CRC Transferred to the Paraná State Government

Under an agreement dated August 4, 1994 and addendum of December 1995, the remaining balance of the Result for Offset Account (CRC) was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments, adjusted by the General Price Index - Internal Availability (IGP-DI) and annual interest of 6.65% . On October 1, 1997, the balance payable was renegotiated for payment in the following 330 months, under the price amortization system, the first installment payable on October 30, 1997 and the last on March 30, 2025, the original adjustment and interest clauses being maintained.

On March 19, 2003, the Paraná State Government filed with the Ministry of Finance a request to “federalize” the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for analysis.

The Company renegotiated the CRC balance at December 31, 2004, of R$ 1,197,403, with the Paraná State Government through the fourth addendum, signed on January 21, 2005, in 244 installments under the price amortization system, the first installment payable on January 30, 2005 and the others in subsequent and consecutive monthly installments.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment payable in February 2003 and the installments from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% per month. The other original clauses were maintained.

The State Government is complying with the payment of the renegotiated installments as determined by the fourth addendum.

12. Taxes and Social Contributions

	Parent Company		Consolidated

	2004	2003	2004	2003
Current assets
Prepaid income tax (IRRF) and social contribution on net income (CSLL) to offset	9,212	-	22,307	-
Deferred income tax and social contribution (a)	-	-	9,364	9,353
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) to offset	-	-	-	-
ICMS recoverable (b)	-	-	17,595	67,773
Other	-	-	3	-
	9,212	-	49,269	77,126
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension fund deficit - Plan III	-	-	116,064	122,279
Pension fund and health care plan - CVM Deliberation 371	-	-	57,295	60,880
Temporary additions	126,413	132,232	197,259	169,881
Income tax and social contribution losses	732	9	117,049	161,372
Income tax and social contribution paid in advance and available for offset	6,509	23,029	6,509	23,029
ICMS recoverable (b)	-	-	28,451	118,223
ICMS judicial deposit	-	-	6,058	-
	133,654	155,270	528,685	655,664
Current liabilities
Income tax and social contribution payable	-	3,443	-	33,206
IRPJ/CSLL on CVA deferral (a)	-	-	66,808	14,190
Withholding income tax	-	-	1,039	748
ICMS payable	-	-	127,778	166,308
PIS and COFINS payable	11,306	9,897	31,093	27,373
INSS (REFIS), net of payments (*) (c)	103,698	109,514	67,240	78,890
Other taxes	253	249	1,655	900
	115,257	123,103	295,613	321,615
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	38,050	82,316
IRPJ/CSLL on regulatory asset - PIS/COFINS (a)	-	-	27,345	-
ICMS injunction for judicial deposit	-	-	6,058	-
Deferred IRPJ/CSLL (a)	-	-	6,955	2,651
	-	-	78,408	84,967

(*) In the consolidated balances

a) Deferred income tax and social contribution on net income

The Company records deferred income tax calculated at the standard rate of 25% (15% plus an additional 10%) and deferred social contribution at the rate of 9%.

The provision for the pension fund deficit is being realized in conformity with the amortization plan of the respective liability and the provision for health care plan in accordance with the payment of post-employment benefits. The remaining provisions are being realized based on court decisions and the realization of the regulatory assets.

Under current tax legislation, the income and social contribution tax losses may be offset against future taxable income up to the limit of 30% of taxable income of each year, and do not prescribe.

The basis of the tax credits is recorded as follows:

Consolidated

.	2004
Current assets
Deferred income tax (IRPJ) and social contribution on net income (CSLL)	9,364
Long-term receivables
Deferred income tax and social contribution	487,667
(-) Current liabilities
IRPJ/CSLL on CVA deferral	66,808
(-) Long-term liabilities
IRPJ/CSLL on CVA deferral	38,050
IRPJ/CSLL on regulatory asset - PIS/COFINS	27,345
Deferred IRPJ/CSLL	6,955

357,873

In compliance with CVM Instruction No. 371 of June 27, 2002, the table below shows the expected generation of taxable income in amounts sufficient to offset tax credits recorded by the Company, based on studies submitted for the appreciation of and approved by management:

			Consolidated
	Estimated	Actual	estimated
	realizable amount	realized amount	realizable amount

2004	11,946	33,611	-
2005	-	-	38,638
2006	-	-	35,121
2007	-	-	46,709
2008	-	-	70,591
2009	-	-	83,043
After 2009	-	-	83,771

	11,946	33,611	357,873

These projections of future results will be reviewed by management at the end of 2005.

b) ICMS recoverable

The Paraná State Government approved on September 5, 2002, in favor of COPEL Distribuição, the right to record the previously unused Value-Added Tax on Sales and Services (ICMS) credits, originally amounting to R$ 167,485, on the purchase of permanent assets, which were being offset in 48 monthly installments against ICMS payable, adjusted by the Escalator and Conversion Factor (FCA).

From September 2002 to May 2004, 21 installments were offset, totaling R$ 80,552.

The State Government disallowed the right to this credit in 2004, and COPEL therefore reversed the 21 installments already offset, resulting in an ICMS liability, after monetary restatement and interest on arrears, of R$ 108,777. This liability was settled through the offset of part of the receivable from the State of Paraná relating to the CRC account.

c) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964 of 2000, a total debt of R$ 89,766, arising from payables to the National Institute of Social Security (INSS), and settled R$ 45,766 relating to the interest thereon using credits from income tax and social contribution losses purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003 the Company recorded a provision which, restated to December 31, 2004, amounts to R$ 67,942 (R$ 45,766 of interest and R$ 22,176 of monetary restatement).

13. “Portion A” Offsetting Account

Interministerial Ordinance 25, of January 24, 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting “Portion A” Differences (CVA), with the intention of registering the differences in costs occurring during the period between annual tariff adjustments, beginning in 2001, relating to the items established in the electric energy distribution concession contracts.

			Consolidated
	Principal	Amortization	Net	Net

			2004	2003
CVA recoverable, 2003 tariff adjustment
Electricity purchased for resale (Itaipu)	66,690	(16,675)	50,015	66,690
Transportation of energy purchased (Itaipu)	940	(234)	706	940
Charges for use of transmission system (basic grid)	32,333	(8,082)	24,251	32,333
Regulatory charges (CDE)	24,372	(6,090)	18,282	24,372
Charges for use of system services - ESS	17,558	(4,392)	13,166	17,558
Monetary restatement - SELIC	59,175	(20,623)	38,552	35,163
	201,068	(56,096)	144,972	177,056
CVA recoverable, 2004 tariff adjustment
Electricity purchased for resale (Itaipu)	7,730	(3,865)	3,865	1,405
Transportation of energy purchased (Itaipu)	4,094	(2,047)	2,047	2,054
Charges for use of transmission system (basic grid)	72,251	-	72,251	29,610
Regulatory charges (CDE)	13,745	(6,873)	6,872	6,093
Charges for use of system services - ESS	26,549	(13,273)	13,276	15,489
Regulatory charges (CCC)	16,670	(8,334)	8,336	2,234
Monetary restatement - SELIC	17,523	(6,270)	11,253	3,912
	158,562	(40,662)	117,900	60,797
CVA recoverable, 2005 tariff adjustment
Electricity purchased for resale (Itaipu)	(7,154)	-	(7,154)	-
Transportation of energy purchased (Itaipu)	1,676	-	1,676	-
Charges for use of transmission system (basic grid)	37,102	-	37,102	-
Regulatory charges (CDE)	(1,139)	-	(1,139)	-
Charges for use of system services - ESS	2,828	-	2,828	-
Regulatory charges (CCC)	7,576	-	7,576	-
Monetary restatement - SELIC	4,647	-	4,647	-
	45,536	-	45,536	-

			308,408	237,853

Total current			197,162	59,463
Total long-term			111,246	178,390

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the “Portion A” Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA for 2002/2003, whose offset was postponed by Ordinance 116/03, including the CVA balance determined for the subsequent twelve months, in accordance with Ordinance 25 of January 24, 2002, will be offset in the electric energy supply tariffs charged by utility concessionaires during the 24 months subsequent to the annual tariff adjustment to be made in the period from April 8, 2004 to April 7, 2005.

Accordingly, in conformity with the ANEEL Technical Note 146 of June 21, 2004, the tariff adjustment in June 2004 included 50% of the balance of the Portion A Offsetting Account for 2002/2003, of R$ 112,193, and R$ 75,184 relating to 2003/2004.

The remaining balances of the two periods will be considered in the 2005 adjustment.

Ordinance 116 also establishes that for purposes of calculating the electric energy supply tariff adjustment, the CVA must also include the differences in the fee payable to the Energy Development Account (CDE).

14. Other Receivables

	Parent company		Consolidated

	2004	2003	2004	2003
Current assets
Employees	-	-	6,599	5,556
Advances to suppliers	-	-	2,262	5,802
Insurance companies	-	-	405	770
Salaries of loaned employees recoverable	-	-	3,224	2,906
Advances for judicial deposits	-	-	1,141	567
Onda Provedor de Serviços installments	4,594	3,550	4,594	3,550
Guarantee deposits	-	-	9,224	12,064
Sale of assets and rights	-	-	522	71,084
Purchase of fuel for account of CCC	-	-	495	1,218
Decommissioning in progress	-	-	2,039	747
Prepayments	-	-	2,910	3,267
RGR - differences of 2002 for offset	-	-	1,922	-
Other receivables	6	6	2,115	(907)
Provision for doubtful receivables	-	-	(1,642)	(1,740)
	4,600	3,556	35,810	104,884
Long-term receivables
Onda Provedor de Serviços installments	-	1,215	-	1,215
Guarantee deposits	-	-	-	25,000
Collateral of STN agreement (Note 18.3)	-	-	27,020	25,907
IUEE - Municipalities (Note 25)	-	-	7,374	7,374
Compulsory loans	-	-	7,484	6,899
Assets and rights for sale	-	-	1,859	1,858
PIS and COFINS regulatory assets (a)			80,426	-
Prepayments	-	-	3,935	4,170
Gas purchase credits	-	-	-	53,716
Other receivables	-	-	244	243
	-	1,215	128,342	126,382

a) PIS and COFINS regulatory assets

Federal Laws 10637 and 10833 changed the calculation basis and increased the rates of PIS and COFINS. As a result, PIS expenses increased from December 2002 to 2004 and COFINS expenses from February to December 2004.

ANEEL, through Circular Letter 302/2005-SFF/ANEEL sent to Copel, recognizes the Company’s right to be reimbursed the additional PIS and COFINS costs, stating that the concessionaires must determine the effects of the changes in the PIS and COFINS calculations up to the balance sheet date, and recognize them as an asset or liability, according to their positive or negative impact, respectively. Based on this, and in accordance with the ANEEL regulations, the Company recorded credits of R$ 80,426 (consolidated) in long-term receivables and a contra entry reducing PIS and COFINS expenses.

The Company believes that the amounts recorded will be recovered in the tariff as from July 2005 but the restatement criteria and recovery period must still be defined by ANEEL.

15. Subsidiary and Associated Company Receivables

The Company has the following receivables from subsidiary and associated companies, recorded at their net amounts:

	Parent company		Consolidated

	2004	2003	2004	2003
Consolidated companies:
COPEL Geração S.A.
Interest on equity receivable (Note 10) (a)	130,254	106,872
Transferred financing (b)	404,738	440,540	-	-
Transfer of Plan III - post-employment benefits (Note 22)	-	(16,029)	-	-
Current accounts	(519,096)	(136,552)	-	-
	15,896	394,831	-	-
COPEL Transmissão S.A.
Interest on equity receivable (Note 10) (a)	132,434	59,784
Transferred financing (b)	31,312	36,936	-	-
Transfer of Plan III - post-employment benefits (Note 22)	-	(14,571)	-	-
Current accounts	(80,448)	11,219	-	-
	83,298	93,368	-	-
COPEL Distribuição S.A.
Transferred financing (b)	118,617	139,991	-	-
Debentures transferred (b)	614,027	557,911	-	-
Transfer of Plan III - post-employment benefits (Note 22)	-	(39,343)	-	-
Current accounts	171,388	136,352	-	-
	904,032	794,911	-	-
COPEL Telecomunicações S.A.
Interest on equity receivable (Note 10) (a)	916	916
Transfer of Plan III - post-employment benefits (Note 22)	-	(2,841)	-	-
Current accounts	64,109	35,321	-	-
	65,025	33,396	-	-
COPEL Participações S.A.
Interest on equity receivable (Note 10) (a)	38,029	22,272
Transfer of Plan III - post-employment benefits (Note 22)	-	(73)	-	-
Current accounts	309,763	152,650	-	-
	347,792	174,849	-	-
Companhia Paranaense de Gás - Compagas
Loan agreement	-	6,209	-	-
	-	6,209	-	-

Total consolidated	1,416,043	1,497,564	-	-
Non-consolidated companies:
Loan agreements
Foz do Chopim Energética Ltda.	33,476	31,054	33,476	31,054
Elejor - Cent. Elet. do Rio Jordão S.A. (c)	-	-	216,926	24,000
Total non-consolidated	33,476	31,054	250,402	55,054

	1,449,519	1,528,618	250,402	55,054

Total current - Note 10	301,633	189,844	-
Total long-term	1,147,886	1,338,774	250,402	55,054

a) Interest on equity receivable

These relate to dividends receivable from the wholly-owned subsidiaries, calculated as interest on stockholders’ equity, as established in the Company’s by-laws, relating to 2001, 2003 and 2004.

b) Loans, financing and debentures transferred

The Company assigned loans and financing to its wholly-owned subsidiaries when these were formed in 2001. However, the agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded in the parent company.

For financial statement purposes, the balances of these loans and financing transferred, without interest charges, are shown separately as receivables from wholly-owned subsidiaries and as loans and financing payable, totaling R$ 554,667 at December 31, 2004 (Note 18).

The amount of R$ 614,027 relating to debentures was also transferred to COPEL Distribuição, the same comment as in the previous paragraph being applicable (Note 19).

c) Loan agreement with Elejor

The loan agreement with Elejor, of R$ 216,926 (R$ 24,000 in 2003), aims at assuring the continuity of the construction of the plants comprising the Fundão-Santa Clara Electric Energy Complex, as well as the transmission system. The loan will be paid in 120 monthly and consecutive installments, with a grace period of six months after the start of operations of the fourth turbine of the Complex, estimated for October 2006, plus interest “pro rata temporis” of 3.198% p.a., and as spread the Interbank Certificate of Deposit (CDI) interest rate as from the date of each transfer.

16. Investments

Investments comprise the following:

	Parent company		Consolidated

	2004	2003	2004	2003
Wholly-owned subsidiaries (Note 48)
COPEL Geração S.A.	2,368,944	2,367,573	-	-
COPEL Transmissão S.A.	835,195	773,121	-	-
COPEL Distribuição S.A.	1,370,144	1,163,151	-	-
COPEL Telecomunicações S.A.	108,974	110,003	-	-
COPEL Participações S.A.	374,246	353,583	-	-
	5,057,503	4,767,431	-	-
Associated companies and subsidiaries (a)	-	-	443,596	410,914
Other investments
FINAM (Amazon Investment Fund) - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR (Northeast Investment Fund)	9,970	9,970	9,870	9,870
Provision for loss on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Properties for future service use	-	-	6,810	8,731
Other investments	2,546	2,222	4,285	3,886
	4,662	4,338	13,111	14,633

	5,062,165	4,771,769	456,707	425,547

a) Associated companies and subsidiary

	Net equity		Copel	Consolidated
	of investee		holding	investment

	2004	2003	(%)	2004	2003
Associated companies
Sercomtel S.A. - Telecomunicações	217,060	242,824	45.00	97,677	109,271
Goodwill				14,252	18,480
Total Sercontel S.A. - Telecomunicações				111,929	127,751
Sercomtel Celular S.A.	38,593	40,795	45.00	17,367	18,358
Goodwill				1,963	2,543
Total Sercomtel Celular S.A.				19,330	20,901
Dominó Holdings S.A. (*)	515,609	461,257	15.00	77,341	69,189
Escoelectric Ltda. (*)	554	2,331	40.00	222	932
Copel Amec S/C Ltda. (*)	692	649	48.00	332	312
Dona Francisca Energética S.A.	(16,350)	(18,845)	23.03	-	-
Carbocampel S.A. (*)	568	596	49.00	278	292
Braspower International Engineering S/C Ltda.(*)	(72)	(524)	49.00	-	-
Advances for capital increase				176	159
Centrais Eólicas do Paraná Ltda. (*)	4,911	4,101	30.00	1,473	1,230
Foz do Chopim Energética Ltda. (*)	52,335	35,882	35.77	18,721	12,835
UEG Araucária Ltda.	(124,951)	(64,025)	20.00	-	-
Advances for capital increase				141,899	141,899
Onda Provedor de Serviços S.A. (*)	-	(307)	24.50	-	-
				371,701	375,500
Subsidiary
Elejor - Centrais Elétricas do Rio
Jordão S.A. (**) (***)	125,139	114,824	35.12	49,080	35,414
Goodwill				22,815	-
Total Elejor - Centrais Elétricas do Rio Jordão S.A.				71,895	35,414

				443,596	410,914

(*) Unaudited     (**) In pre-operating stage     (***) Holding in the total capital

The investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 14,252 and R$ 1,963, respectively. This goodwill is being amortized at the annual rate of 10% with a charge to income of R$ 4,808 (R$ 4,228 and R$ 580) in 2004 and 2003. The goodwill paid on these investments was based on the expected future return and the amortization over ten years, at the annual rate of 10%, resulted from the valuation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investmentos S.A. under which the latter commits to sell 30% of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company’s investment in this venture increased to 70% of the common shares Elejor capital comprises 60,300 thousand common shares and 59,900 thousand preferred shares. This transaction was approved by ANEEL in conformity with Resolution 302 of July 27, 2004, published in the Official Federal Government Gazette on July 28, 2004, and by the Administrative Council for Economic Defense (CADE) in the 330th Ordinary Meeting held on September 15, 2004.

The Company signed an agreement with Lanis Ltda., on July 9, 2004 for the sale of its 24.5% shareholding in Onda Provedor de Serviços S.A., and received the proceeds in October 2004.

17. Property, Plant and Equipment

		Accumulated	Consolidated
	Cost	depreciation	Net	Net

			2004	2003
In use
Generation	4,208,087	(1,384,574)	2,823,513	2,908,917
Transmission	1,294,572	(406,546)	888,026	861,093
Distribution	3,019,795	(1,451,514)	1,568,281	1,563,891
Telecommunications	271,775	(106,324)	165,451	155,892
Investments	407	(209)	198	236
Compagas	101,440	(16,526)	84,914	84,916
	8,896,076	(3,365,693)	5,530,383	5,574,945
Construction in progress
Generation	178,956	-	178,956	175,123
Transmission	114,668	-	114,668	93,118
Distribution	245,281	-	245,281	184,498
Telecommunications	19,913	-	19,913	10,628
Investments	1	-	1	5
Compagas	35,411	-	35,411	19,874
	594,230	-	594,230	483,246
	9,490,306	(3,365,693)	6,124,613	6,058,191
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(718,308)	(670,383)
			(725,448)	(677,523)
.

			5,399,165	5,380,668

Under Articles 63 and 64 of Decree 41,019, of 1957, assets and premises used to generate, transmit, distribute, and sell electric energy are attached to these services and cannot be withdrawn, sold, assigned, or pledged in guarantee without the prior written consent of the Regulatory Agency. ANEEL Resolution No. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, by granting prior authorization to release assets not used in the concession, when intended for sale. This Resolution also determines that the proceeds from the sale be deposited in a blocked bank account and invested in the concession.

The principal depreciation rates established by ANEEL Resolution No. 44/1999 and Ministry of Communications Ordinance 96, of 1995, are as follows:

%

Generation
General equipment	10.0
Generators	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Transmission
Conductor and system structure and transformer	2.5
General equipment	10.0
Re-connectors	4.3
Distribution
Conductor and system structure and transformer	5.0
Capacitors and distribution switch	6.7
Voltage regulator	4.8
Central administration
Machinery and office equipment	10.0
Furniture and fixtures	10.0
Telecommunications
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0
Natural gas supply
Gas pipeline	3.3
Gas pipeline equipment	10.0

a) Special liabilities

These liabilities refer to obligations linked to the electric energy utility concession and represent funds provided by the Federal Government and consumers, as well as donations for which there are no obligations of any return to the donors, as well as subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established through Resolution No. 223, of April 29, 2003, the overall conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households and units or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10,438/02, and defines the responsibilities of the concessionaires and authorized electricity distribution utilities. Up to December 31, 2004, the consumers were refunded R$ 4,427.

The “light for everyone” program, implemented by the Federal Government, aims at advancing this goal and providing electric energy to 100% of Brazil up to 2008, with no costs to the consumer.

c) Inventory taking of property, plant and equipment

The Company takes periodic physical inventories of all its assets within its concession area.

18. Loans and Financing

As mentioned in Note 15, all the Company’s loans and financing refer to liabilities with financial institutions assigned to wholly-owned subsidiaries, whose transfers are being formalized. The balance comprises:

	Current portion		Long-term	Parent company
	Principal	Interest	Principal	Total	Total

				2004	2003
Foreign currency
Eurobonds (1)	398,160	6,578	-	404,738	440,540
National Treasury (3)	12,510	1,487	135,932	149,929	176,927

	410,670	8,065	135,932	554,667	617,467

Consolidated loans comprise:

				Consolidated
	Current portion		Long-term	Total	Total

	Principal	Interest	Principal	2004	2003
Foreign currency
Eurobonds (1)	398,160	6,578	-	404,738	440,540
IDB (2)	26,613	3,715	146,371	176,699	215,691
National Treasury (3)	12,510	1,487	135,932	149,929	176,927
Banco do Brasil S.A. (4)	6,416	684	25,666	32,766	40,796
Eletrobrás (5)	8	-	72	80	92
	443,707	12,464	308,041	764,212	874,046
Local currency
Eletrobrás (5)	46,328	20	355,812	402,160	408,202
BNDES (6)	11,649	25	37,835	49,509	59,783
Banestado (7)	116	-	61	177	1,183
Banco do Brasil S.A. (4)	81	6	1,119	1,206	1,181
	58,174	51	394,827	453,052	470,349

	501,881	12,515	702,868	1,217,264	1,344,395

(1) Eurobonds – Issue of Eurobonds on May 2, 1997 due on May 2, 2005, equivalent to US$150,000, bearing interest of 9.75% per annum, with semi-annual payment as from November 2, 1997. The agreement contains the following restrictive clause.

The EBITDA/financial expenses ratio (consolidated) must be at least 2.5 and the total debt/EBITDA ratio should not exceed 3.25 (consolidated). These are being complied with.

(2) IDB (Interamerican Development Bank) – Loan to the Segredo hydroelectric power plant and Jordão river deviation project, received on January 15, 1991, totaling US$ 135,000. The principal, the first installment of which was paid on January 15, 1997, and interest are due semi-annually to 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2004 was 4.62% p.a.

(3) National Treasury – The rescheduling of medium and long-term debt, signed on May 20, 1998, of the financing received under Law 4.131/62, is shown below:

	Maturity	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				2004	2003
Par Bond (a)	30	15.04.2024	30	42,356	46,085
Capitalization Bond (b)	20	15.04.2014	10	34,367	41,350
Debt Conversion Bond (c)	18	15.04.2012	10	30,009	37,024
Discount Bond (d)	30	15.04.2024	30	29,319	31,919
El Bond - Interest Bonds (e)	12	15.04.2006	3	4,309	7,817
New Money Bonds (f)	15	15.04.2009	7	4,749	6,317
FLIRB (g)	15	15.04.2009	9	4,820	6,415

				149,929	176,927

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the end of the agreement.

b) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments as from April 2004.

c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments as from April 2004.

d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.

e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments as from April 1997.

f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments as from April 2001.

g) FLIRB – Interest of 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments as from April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,149 and R$ 15,871 (R$ 10,690 and R$ 15,217 at December 31, 2003), respectively, recorded in long-term receivables, other receivables (Note 14).

(4) Banco do Brasil S.A. – Agreements denominated in Japanese yen for the gas-insulated substation – Salto Caxias, repayable in 20 semi-annual installments as from March 7, 2000, bearing interest of 6.6% p.a. The debt is guaranteed by COPEL’s revenues.

A Private Contract of Credit Assignment with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price system as from April 1, 1994, monthly restated by the TJLP and IGPM and interest of 5.098% p.a.

(5) Eletrobrás - Loans derived from the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) for expansion of the generation, transmission and distribution systems. Repayments started in February 1999 and the last payment is due in August 2021.

Interest of 5.5% to 6.5% p.a. and repayments of principal are made monthly, adjusted by the Eletrobrás Financing Rate (FINEL) and Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using IBRD funds, bears interest at 3.98% p.a. paid semi-annually; this loan is collateralized by the Federal Government.

(6) BNDES – Loan to finance the Deviation of the Jordão river, repayable in 99 monthly installments as from October 15, 1997. Interest is based on the TJLP (long-term interest rate) (limited to 60%) plus a 6% p.a. spread. The loan is collateralized by COPEL revenues.

Four agreements of Companhia Paranaense de Gás – Compagas, signed on December 14, 2001, repayable in 99 installments, with interest of 4% p.a. – two for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6.0% p.a.) and two for works, facilities and services, subject to the UNBND rate.

(7) Banco Banestado S.A. – Urban Development Fund contracts, signed on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price repayment method, with a grace period of 12 months, and adjustments based on the monthly Referential Rate (TR) and interest of 8.5% p.a. The contract signed on December 2, 1996 was concluded in September 2004.

a) Breakdown of loans and financing by currency and index:

Currency / Index	Consolidated

	2004	%	2003	%
Foreign currency
U.S. dollar	554,747	45.57	617,559	45.95
Yen	32,766	2.69	40,796	3.03
IDB – currency basket	176,699	14.52	215,691	16.04
	764,212	62.78	874,046	65.02
Local currency
TR – Brazilian Reference Interest Rate	176	0.02	1,183	0.08
URBNDES and TJLP- Long-term Interest Rates	49,591	4.07	59,807	4.45
IGP-M – General Market Price Index	1,124	0.09	1,156	0.09
UFIR – Fiscal Reference Unit	33,593	2.76	13,220	0.98
FINEL – Eletrobrás Financing Rate	368,568	30.28	394,983	29.38
	453,052	37.22	470,349	34.98

	1,217,264	100.00	1,344,395	100.00

b) Changes in foreign currencies and index rates used in the Company’s loans and financing:

Currency/index		Change (%)

	2004	2003
U.S. dollar	(8.13)	(18.23)
Yen	(3.98)	(9.30)
IDB – currency basket	3.07	7.35
TR	1.73	4.57
URBNDES	3.50	5.26
IGP-M	12.41	8.71
FINEL	2.38	1.70
INPC	6.13	10.38

c) Maturity of the long-term portion:

	Foreign	Local
	currency	currency	Consolidated

			2004	2003
2005	-	-	-	530,916
2006	44,118	52,045	96,163	90,128
2007	42,689	46,783	89,472	87,248
2008	42,690	42,200	84,890	86,062
2009	41,633	38,537	80,170	80,136
2010	34,158	37,316	71,474	73,496
2011	20,851	37,315	58,166	58,239
2012	5,553	31,087	36,640	35,913
2013	3,563	31,021	34,584	33,671
2014	1,785	30,917	32,702	33,671
2015	1,785	30,917	32,702	33,671
After 2015	69,216	16,689	85,905	86,579

	308,041	394,827	702,868	1,229,730

In order to comply with the 2005 investments and Debt Service Program, the Company is conducting studies and evaluations in order to raise funds by May 2005, in addition to using own funds.

d) Changes in loans and financing:

	Foreign currency		Local currency		Consolidated
Balances	Current portion	Long-term	Current portion	Long-term	Total

At December 31, 2002	70,557	1,027,428	74,148	461,781	1,633,914
New loans	-	-	-	-	-
Interest capitalized	-	-	-	44	44
Interest	68,078	-	37,171	-	105,249
Monetary and exchange variations	(11,322)	(168,127)	1,708	13,297	(164,444)
Transfers	47,985	(47,985)	56,709	(56,709)	-
Repayments	(112,568)	-	(117,800)	-	(230,368)
At December 31, 2003	62,730	811,316	51,936	418,413	1,344,395

New loans	-	-	-	25,412	25,412
Interest capitalized	-	-	-	-	-
Interest	62,110	-	34,945	-	97,055
Monetary and exchange variations	(75,547)	15,354	638	13,991	(45,564)
Transfers	518,629	(518,629)	62,989	(62,989)	-
Repayments	(111,751)	-	(92,283)	-	(204,034)
At December 31, 2004	456,171	308,041	58,225	394,827	1,217,264

19. Debentures

The issue of debentures was completed on May 9, 2002 by the full subscription of the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a term of five years, payable on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series was renegotiated in March 2005 with the Interbank Deposit (DI) interest rate plus 1.50% p.a.

The debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly-owned subsidiaries of COPEL and are not convertible into shares. The funds were used to pay the Euro-Commercial Paper and applied in the 2002-2004 program of investments in the wholly-owned subsidiaries.

Interest of the 1st and 2nd series is equal to the Interbank Deposit (DI) interest rate [calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (CETIP)], expressed as an annual percentage, base 252 days, compounded by a 1.75% p.a. spread. This interest will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series bears interest as from the issue date, March 1, 2002, based on the IGP-M, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March, adjusted based on the IGP-M, in a single installment, together with the principal.

In March 2005, Copel filed with the CVM the request for recording a Debenture Program in the amount of R$ 1,000,000. The 1st series of this program will amount to R$ 400,000 and the funds therefrom will be used to pay Eurobonds of US$ 150,000 issued in 1997.

At December 31, 2004, the balance of debentures was as follows:

	Current portion	Long-term	Parent company and
	Principal / interest	Principal	Consolidated

			2004	2003
Local currency
Debentures	156,620	457,407	614,027	664,620

	156,620	457,407	614,027	664,620

These balances of debentures of R$ 614,027 were transferred to COPEL Distribuição (R$ 557,911, at December 31, 2003), in the same manner as the transfer of loans and financing (Notes 15 and 48).

20. Suppliers

	Parent company		Consolidated

	2004	2003	2004	2003
Charges for use of electricity grid
Connection	-	-	251	1,180
Basic grid	-	-	35,318	35,252
Energy transportation	-	-	2,622	2,450
	-	-	38,191	38,882
Electricity suppliers
Administracion Nac. de Eletr. - ANDE (Paraguay)	-	-	5,229	4,066
Eletrobrás (Itaipu)	-	-	62,736	68,741
Concessionaires - MAE (Note 41)	-	-	-	4,772
Cia. de Interconexão Energética - CIEN	-	-	63,000	63,000
Cia. de Interconexão Energética - CIEN - long-term	-	-	239,774	272,000
Itiquira Energética S.A.	-	-	5,894	5,268
Dona Francisca Energética S.A.	-	-	30,517	3,625
Other concessionaires	-	-	51,503	20,458
	-	-	458,653	441,930
Materials and services
Petróleo Brasileiro S.A. - Petrobras (c)	-	-	468,495	164,501
Other suppliers	440	485	41,936	30,317
Other suppliers - long-term	-	-	889	889
	440	485	511,320	195,707

	440	485	1,008,164	676,519

Total current	440	485	767,501	403,630
Total long-term (LP)	-	-	240,663	272,889

Company management constantly renegotiates contracts, conducts studies, surveys, analyses, and audits to improve the existing contractual terms and conditions. Accordingly, on February 25, 2003, the Board of Directors authorized the suspension of payments of the UEG Araucária Ltda. and Companhia Paranaense de Gás – Compagas contracts.

a) UEG Araucária Ltda. – Contract entered into with COPEL for the purchase and sale of guaranteed power, at the nominal amount of 484.7 MW, signed on May 31, 2000 and effective for 20 years as from the start-up of the thermal plan being built in the Municipality of Araucária, State of Paraná.

Under the purchase and sale of the guaranteed power contract, and the operation and maintenance of the natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial guaranteed power of the plant, of 484.7 MW, would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 refer to advances of the amounts which would be due under the terms of the agreement that would be signed between the parties to the original contract, provided that the new agreement would receive the required regulatory authorization. The payments were suspended as from January 2003 by the new management due to the cessation of the negotiations for preparing the new agreement to replace the purchase and sale agreement of the guaranteed electric energy.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining an arbitration regarding the alleged non-performance of the contract. On April 22, 2003, UEG Araucária sent to COPEL a notification terminating the contract.

On June 22, 2003, COPEL filed in the Paraná State courts an action claiming the annulment of the arbitration clause and was granted an injunction suspending the arbitration procedures, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, Company management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL.

Additionally, this opinion mentions that the payment of the purchase value of the plant as a contractual fine, as claimed in the arbitration request, cannot be considered payable before there is a final decision on the litigation by the Brazilian courts. Moreover, this contractual fine is significantly higher than the market value of a similar plant, which is not in compliance with applicable legislation.

Company management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, decided to reverse the accrued monthly billings of the UEG Araucária contract at June 30, 2003.

On August 14, 2003, the Company filed an new lawsuit against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Tax Court of Curitiba, currently in the final audit stage. The Company intends, in this manner, to provide evidence in its favor that it is impossible to operate the plant in a continuous, safe, permanent manner. A court audit inspection is currently being carried out by an expert appointed by the court based on prerequisites filed by the Company and UEG Araucária, who will issue a technical opinion containing his/her conclusions. The Company and UEG Araucária have appointed technical assistants to follow up on the inspection and they will also issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract’s arbitration clause that supported the Paris proceedings. In July 2004, there was a further hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position. On December 6, 2004, the Arbitration Court, by majority, decided that it was competent to judge the proceedings. This judgment will not affect or change the decisions of the Brazilian courts concerning this matter. After this, the Arbitration Court will discuss the merits of the litigation between the parties.

b) Cia. Paranaense de Gás - Compagas – Contract for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy. The agreement period is 20 years, starting on the date the first supply was made (2002).

Because of the litigation with UEG Araucária and the fact that the energy purchase agreement entered into by the Company with UEG was not approved by ANEEL, the Company suspended the payments relating to the natural gas purchase agreement (this natural gas would be the fuel for the power plant that has never operated) to Compagas which, in turn, suspended payments to Petrobras.

The amount recorded in this account refers to the accrual of the natural gas volume guaranteed by the agreement signed by the parties on a “take or pay” basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in item “a” of this Note.

c) Petróleo Brasileiro S.A. - Petrobras – The amounts of the liabilities to Petrobras result from the inclusion of Compagas in the consolidated balance sheets.

21. Payroll and Labor Accruals

	Parent company		Consolidated

	2004	2003	2004	2003
Payroll
Payroll, net	-	-	18,574	16,563
Taxes and social contributions	81	151	13,133	10,748
	81	151	31,707	27,311
Labor accruals
Vacation pay and 13th month salary	-	-	39,715	33,812
Payroll charges on vacation pay and 13th month salary	-	-	13,005	11,118
	-	-	52,720	44,930

	81	151	84,427	72,241

22. Post-Employment Benefits

The company’s subsidiaries sponsor Fundação Copel which administers retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependents. Both the sponsors and the beneficiaries make contributions to the fund and plan based on actuarial calculations prepared by independent actuaries, according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations of future benefits.

With the formation of the wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to these companies and financed in 210 monthly installments, indexed to the INPC and bearing interest of 6% p.a., payable as from August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to block the bank current accounts held by them and the Company is a co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices established by CVM Deliberation No. 371, of December 13, 2000, to record the costs of the pension fund and the health care plan, as well as the charges on the debt assumed with Plan III (Note 31). The effects of the plan changes were recorded in 2001, directly in stockholders’ equity.

23. Regulatory Charges

	Consolidated

	2004	2003
Current liabilities
Global Reversal Reserve (RGR)	4,686	4,947
RGR - 2001 differences	-	7,347
RGR - 2002 differences	1,380	-
Financial settlement - water resources	12,392	6,229
Fuel Consumption Account (CCC)	15,709	3,546
Energy Development Account (CDE)	7,093	6,159
Inspection fee - ANEEL	795	465
Taxes - FUST and FUNTEL	13	12
Emergency capacity charges	22,067	21,401
Other fees payable	-	7
	64,135	50,113
Long-term liabilities
RGR - 2003 differences	1,588	1,588
	1,588	1,588

24. Other Accounts Payable

	Parent company		Consolidated

	2004	2003	2004	2003
Public lighting charge collected	-	-	13,562	17,998
Energy presale	-	-	96	108
Low-income consumers	-	-	443	827
Advances from customers - ICMS credit	-	-	-	3
Consumers	-	-	2,788	2,270
Provision for exchange variation on gas transportation	-	-	420	5,630
Guarantees	-	-	259	270
Compulsory loan - Eletrobrás	9	9	1,043	-
Insurance company - premium payable	-	-	1,601	1,828
Triunfo Participações e Investimentos S.A.	-	-	1,791	-
Other liabilities	3	115	2,478	2,175

	12	124	24,481	31,109

25. Provisions for Contingencies

The Company is a party to several labor claims, tax suits, and civil actions filed with different courts. Company management, based on the opinion of its legal counsel, provides for contingencies relating to litigation where the chances of unfavorable outcomes are probable.

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
	Consolidated		Consolidated

	2004	2003	2004	2003
Labor	44,147	28,017	64,504	88,114
Civil:
Consumers	1,456	6	15,657	17,264
Land expropriation	6,399	5,115	35,847	53,127
IUEE - municipalities	-	-	7,374	7,374
Civil and tax courts	-	-	28,018	-
	7,855	5,121	86,896	77,765
Tax:
COFINS (a)	-	-	197,549	197,549
PASEP	35,350	33,493	35,568	33,711
INSS (b)	48,014	40,959	18,245	11,165
Federal taxes	-	-	26,000	-
	83,364	74,452	277,362	242,425

Other judicial deposits	11,296	4,795	-	-

	146,662	112,385	428,762	408,304

a) COFINS

On August 18, 1998, the Federal Court of the 4th Region issued a decision granting COPEL immunity from the COFINS social contribution on electric energy transactions. On August 10, 2000, the Federal Government filed a claim to annul this judgment and the Company was subpoenaed on November 21, 2000, initiating the discussion as to whether this claim could be filed. On December 14, 2000, the case was sent to the Judge containing an objection by COPEL, filed on December 6, 2000 and based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the judgment. Conservatively, management decided to maintain the provision for contingency only in the amount of the principal being discussed, without interest. In August 2003, the claim was accepted, that is, not favorable to Copel, by majority. Copel filed an appeal requesting clarification of the decision, which was partially accepted. In June 2004, Copel filed a request for reconsideration and judgment was scheduled for December 2, 2004. Following the start of the judgment on that day and presentations by representatives of both parties, the Federal Court announced its postponement. The parties are waiting for a new date to be scheduled.

This provision was not included in the REFIS because the Company considers it has probable chances of a favorable outcome, based on the opinion of several jurists.

b) INSS

In addition to deposits related to accrued third-party payments, court deposits involving Social Security (INSS) include other lawsuits involving the Company that are being challenged and supported by appeal deposits.

26. Stockholders’ Equity

a) Capital

At December 31, 2004, capital amounts to R$ 3,480,000 and the shares (without par value) are held by the following main stockholders:

							Thousands of shares
Stockholders	Common		Preferred "A"		Preferred "B"		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,935,816	21.8	66,234,591	24.2
Custody in stock exchanges (Brazil)	16,805,285	11.6	123,390	30.5	60,179,053	46.9	77,107,728	28.1
Custody in stock exchanges (ADR's)	2,759,201	1.9	-	-	39,950,640	31.2	42,709,841	15.6
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other stockholders	424,152	0.3	266,226	65.9	140,815	0.1	831,193	0.3

	145,031,081	100.0	404,332	100.0	128,219,963	100.0	273,655,376	100.0

Each share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have any voting rights, however, they have priority in the reimbursement of capital and the right to annual, non-cumulative, dividends of 10% calculated on capital represented by these class shares.

Class “B” preferred shares do not have any voting rights, however, they have priority in the minimum dividends, calculated based on 25% of net income, adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to class “B” shares have priority only over common shares, paid using the remaining net income after the payment of preferred dividends to class “A” shares.

Under Article 17 and its paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those attributed to common shares.

b) Capital reserves

	Parent company

	2004	2003
Donations and investment grants	702	702
Result for Offset Account (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,293

c) Revenue reserves

	Parent company

	2004	2003
Legal reserve	184,702	165,995
Reserve for retention of profits - reserve for investment	654,322	974,942

	839,024	1,140,937

The legal reserve is recorded based on 5% of net income for the year, limited to 20% of capital.

The reserve for investment arises from the retention of net income remaining after legal and statutory distributions, to ensure the Company’s future investment programs, approved by the 106th Board of Directors’ Ordinary Meeting held on September 21, 2004. This reserve was also used to offset the 2002 net loss.

d) Interest on equity for the year

Parent company

2004
Net income for the year	374,148
Tax effects at COPEL for the option to pay interest on equity	(32,661)
Net income for the year without tax effects of interest on equity	341,487
Theoretical legal reserve on above income	(17,074)
Calculation base of minimum dividend	324,413
Mandatory minimum dividend (25%)	81,103
Withholding tax on interest on equity (*)	10,290
Adjusted mandatory minimum dividend calculated considering withholding tax effects	91,393
Excess over mandatory minimum dividend	4,668
Interest on equity appropriated	96,061

( * ) Tax is not withheld on interest on equity paid to exempt stockholders and the effective rate is therefore 10.71% in 2004.

Interest on equity was recorded under financial expenses and, for financial statement purposes, presented as a distribution of net income for the year. As prescribed by the CVM, it was reversed from financial expenses for purposes of presentation of the statement of income.

27. Operating Revenues

	Consolidated

	2004	2003
Electric energy supply
Residential	1,651,363	1,365,309
Industrial	1,456,340	1,172,135
Commercial	912,171	724,652
Rural	210,550	166,748
Public entities	142,457	116,423
Public lighting	128,199	106,265
Utility service	104,389	84,941
	4,605,469	3,736,473
Electric energy sales
Initial contracts	36,550	27,797
Bilateral agreements	370,679	217,626
Current	-	3
Actual sales - MAE (Note 41)	38,627	88,731
	445,856	334,157
Use of transmission grid
Electric grid	80,526	14,605
Basic grid	129,079	97,369
Connection grid	161	144
	209,766	112,118
Revenues from telecommunications
Data communication and telecommunication services	41,434	32,212
	41,434	32,212
Distribution of piped gas
Sales of natural gas	161,227	140,279
	161,227	140,279
Other operating revenues
Services	15,265	17,862
Rents	45,527	28,566
Subsidy - CCC	11,687	9,892
Charged service	7,222	7,046
Other revenues	872	1,618
	80,573	64,984

	5,544,325	4,420,223

28. Deductions from Operating Revenues

	Consolidated

	2004	2003
Taxes and contributions on revenues
COFINS	198,238	161,373
PIS	42,385	37,188
ICMS	1,175,935	951,723
ISSQN	1,205	1,222
	1,417,763	1,151,506
Consumer charges
RGR quota	63,249	68,000
Emergency capacity charges	137,243	106,391
	200,492	174,391

Other deductions	296	28

	1,618,551	1,325,925

29. Electric Energy Purchased for Resale

	Consolidated

	2004	2003
Eletrobrás (Itaipu)	439,494	395,664
Cia. de Interconexão Energética - CIEN	322,037	564,569
Dona Francisca Energética S.A.	44,112	32,336
Itiquira Energética S.A.	68,189	39,220
MAE	52,167	21,150
Administracion Nac. de Eletr. - ANDE (Paraguay)	10,983	11,561
Other concessionaires	26,901	25,892

	963,883	1,090,392

30. Personnel Expenses

	Parent company		Consolidated

	2004	2003	2004	2003
Wages and salaries	3,300	2,415	346,755	282,399
Payroll charges	763	635	115,114	95,566
Food and tuition allowances	-	-	30,443	23,280
Labor and severance indemnities (*)	-	-	(14,636)	16,931
Profit sharing (Note 45)	-	-	18,319	16,000
(-) Transfers to construction in progress	-	-	(37,728)	(31,722)

	4,063	3,050	458,267	402,454

(*) Net of reversals

31. Pension Fund and Health Care Plan

Company subsidiaries sponsor retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependents.

Pension fund

The current Pension fund for the companies’ employees is originated from a “defined benefit” plan, which was changed into a new “defined contribution” pension plan in 1998, called “Pension Fund III”.

Because of the change in the former pension plan, the participants’ prorated right generated a debt assumed by, and recorded in the financial statements of, COPEL, as the single sponsor of the plan, payable in 240 monthly installments, beginning on February 1, 1999, indexed to the INPC and bearing interest of 6% p.a.

With the formation of wholly-owned subsidiaries on July 1, 2001, the debt balance restated to that date was formally transferred to these companies, individually separated based on their respective employees on the base date for calculating liabilities, i.e. December 31, 1997, to be paid in 210 monthly installments, indexed to the INPC and bearing interest of 6% p.a., beginning August 1, 2001. As guarantee, the sponsors authorized Fundação Copel to block bank current account balances held by these companies.

Because of these new, individual agreements, the agreement entered into by the Fundação and the Company as the original sponsor was terminated and the parties waived all rights and obligations arising thereon. However, the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

Health care plan

Until August 2001, the Company provided medical care to its employees and their dependents directly but administered by Fundação Copel. Thereafter, the Company and its subsidiaries implemented a health care plan for their employees and dependents called “Plano Pró-Saúde”, funded by monthly contributions from both parties – sponsors and employees – calculated based on actuarial criteria and current regulations applicable to this type of health care plan.

CVM Deliberation No. 371/2000 – Accounting for employee benefits

As the pension fund obligation relating to the prorated right of employees, following the change in pension plans stated above, had already been recognized in the accounting records since 1998, the Company and its subsidiaries adjusted the balance of this obligation balance in 2001, amounting to R$ 72,857 (Note 15), to comply with CVM Deliberation No. 371/2000, then stated at its historic amount, restated pursuant to contractual provisions less monthly amortizations made to that date.

In the case of the Health Care Plan, the Company subsidiaries chose to recognize the related obligation on July 1, 2001, calculated under the criteria established by CVM Deliberation No. 371/2000, net of income tax and social contribution, amounting to R$ 159,949, directly against stockholders’ equity.

In order to permit the implementation of and provide financial guarantees to the new Pró-Saúde Plan, the Company’s wholly-owned subsidiaries contributed with funds as calculated by the actuary specially hired by Fundação Copel. These funds were recorded as a contra entry to the obligation recognized on July 1, 2001.

The consolidated amounts recognized in the balance sheet at December 31, 2004, under post-employment benefits, are summarized below:

	Pension	Health	Consolidated
	fund	care plan	Total	Total

			2004	2003
Totally or partially covered liabilities	2,032,711	355,218	2,387,929	2,523,378
Actuarial (gains) losses to be amortized	449,757	(13,479)	436,278	(6,545)
Fair value of the plan	(2,074,441)	(82,084)	(2,156,525)	(1,821,123)
Total actuarial liability balance	408,027	259,655	667,682	695,710
Unrecognized actuarial asset (liability)	(20,792)	18,480	(2,312)	(37,231)

	387,235	278,135	665,370	658,479

Total current	108,490	16,293	124,783	92,173
Total long-term	278,745	261,842	540,587	566,306

In 2004, the expense incurred with the pension fund and health care plan was as follows:

	Pension	Health
	fund	care plan	Consolidated

			2004	2003
Post-employment period	74,509	43,638	118,147	92,595
Active employees	-	19,419	19,419	13,956

	74,509	63,057	137,566	106,551

The cost estimate for each plan for 2005 and 2004, calculated according to the actuarial criteria established by CVM Deliberation No. 371/2000, is as follows:

	Pension	Health	Consolidated
	fund	care plan	Total	Total

			2005	2004
Cost of current service	6,045	6,448	12,493	11,025
Estimated interest cost	331,611	47,349	378,960	336,825
Expected return on plan assets	(287,936)	(2,377)	(290,313)	(258,024)
Estimated employee contributions	(25,731)	-	(25,731)	(22,845)
Total estimated	23,989	51,420	75,409	66,981

The actuarial assumptions applied in the calculation of obligations and costs for 2005 and 2004 were as follows:

Consolidated

Economic
Inflation rate	6.13%
Expected discount/return rates	12.50%
Salary increase rate	8.26%
Health care cost increase rate	4.18%
Demographic
Mortality table	AT - 49
Disabled people mortality table	EX - IAPB
Disability entry table	Light

32. Materials

	.	Consolidated

		2004	2003
Material used in the electricity system		15,637	11,814
Fuel and vehicle parts		18,550	16,271
Canteen materials		3,145	2,564
Information Technology materials		3,003	1,692
Civil construction materials		3,285	2,111
Security materials		1,588	1,008
Tools		1,401	1,346
Hotel and inn materials		1,089	923
Vehicles and automotive equipment lubricants		625	538
Clothes and uniforms		639	675
Other materials		5,500	4,885

		54,462	43,827

33. Raw Materials and Inputs Used in Energy Generation

	.	Consolidated

		2004	2003
Purchases of natural gas		70,941	39,723
Fuel for electric energy generation		12,038	12,206
Other inputs		233	938

		83,212	52,867

34. Natural Gas and Inputs for Gas Operations

	.	Consolidated

		2004	2003
Natural gas purchased for resale		207,729	200,033
Other inputs		219	120

		207,948	200,153

The gas purchased relates to the Compagas operations, which serves Copel Geração and other customers.

35. Third party Services

	Parent company		Consolidated

	2004	2003	2004	2003
Technical and administrative consultancy	2,173	615	29,737	28,312
Telephone	-	-	17,491	12,655
Electricity system maintenance	-	-	16,695	11,140
Mail services	-	-	14,124	12,689
Data processing and transmission	4	-	13,249	11,054
Authorized agents	-	-	12,563	12,299
Administrative support services	176	73	10,215	8,777
Travel	655	282	8,426	6,461
Reading and delivery of bills	-	-	6,896	5,959
Facilities maintenance	62	83	6,358	6,396
Security	-	-	5,829	3,140
Training	133	72	4,914	3,099
Customer care	-	-	4,559	2,419
Franchise agency management	-	-	3,526	3,011
Intermediation of electric energy sales	-	-	3,319	9,686
Telephone operator - legal entity	-	-	3,263	4,819
Lamppost - contractors	-	-	2,869	2,703
Vehicles - repairs and maintenance	-	-	2,836	2,383
Advertising and publicity	801	202	2,532	2,993
Tree cutting	-	-	2,523	2,080
Right of way cleaning	-	-	1,782	1,009
Freight and transportation	-	-	1,748	1,369
Telecommunications - system maintenance	-	-	1,656	1,162
Copies	4	1	1,524	763
Communication	118	91	1,187	2,833
Audit	362	306	1,066	1,243
Other services	148	30	11,728	10,234

	4,636	1,755	192,615	170,688

36. Regulatory Charges

	Consolidated

	2004	2003
Fuel Consumption Account (CCC)	189,317	125,795
Financial settlement - water resources	56,039	43,356
Inspection fee - ANEEL	8,523	6,019
Energy Development Account (CDE)	104,448	43,445
Taxes - FUST and FUNTEL	162	165

	358,489	218,780

37. Other Operating Expenses

	Parent company		Consolidated

	2004	2003	2004	2003
Research and development and energy efficiency	-	-	11,172	5,144
Leasing and rents	136	21	16,599	13,778
Insurance	6	12	4,801	16,159
Taxes	1,440	11	10,092	14,849
Donations, contributions and subsidies	1,127	8	3,354	1,530
Provisions for contingencies	-	-	27,569	4,200
Provision (reversal) for doubtful accounts - consumers and resellers (Note 8)	-	1,606	64,888	17,419
Provision (reversal) for doubtful accounts - services to third parties	-	-	(901)	119
Provision for REFIS interest	-	62,185	-	62,185
Advertisements - special campaigns	2,317	800	15,884	3,486
Own consumption of electric energy	-	-	4,106	3,650
Indemnities	-	5	1,807	2,431
ICMS reimbursement to be offset - Kandir law	-	-	107,721	-
Expense recoveries	(843)	(18)	(26,029)	(19,317)
General expenses	8	50	6,903	8,067

	4,191	64,680	247,966	133,700

38. Equity in the Earnings (loss) of Subsidiary and Associated Companies

	Parent company		Consolidated

	2004	2003	2004	2003
Equity in earnings (loss)
COPEL Geração S.A.	27,423	217,967	-	-
COPEL Transmissão S.A.	147,544	121,524	-	-
COPEL Distribuição S.A.	206,992	(75,671)	-	-
COPEL Telecomunicações S.A.	(1,028)	2,143	-	-
COPEL Participações S.A.	39,200	47,771	-	-
Associated companies (a)	-	-	5,849	21,476
	420,131	313,734	5,849	21,476
Dividends	644	66	644	66
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(4,228)	(4,228)
Sercomtel Celular S.A.	-	-	(580)	(580)
	-	-	(4,808)	(4,808)

	420,775	313,800	1,685	16,734

a) Equity in the earnings (loss) of associated companies

			Copel	Consolidated
	Net income (loss)		holding	Equity in earnings (loss)

	2004	2003	(%)	2004	2003
Sercomtel S.A. - Telecomunicações	(18,029)	3,927	45.00	(10,759)	1,767
Sercomtel Celular S.A.	3,097	4,730	45.00	1,394	2,128
Dominó Holdings S.A.	67,802	88,243	15.00	10,170	13,236
Escoelectric Ltda.	305	453	40.00	(711)	181
Copel Amec S/C Ltda.	43	(134)	48.00	21	(64)
Dona Francisca Energética S.A.	2,495	(3,616)	23.03	-	-
Carbocampel S.A.	(28)	(145)	49.00	(14)	(71)
Braspower S/C Ltda.	(324)	(1,022)	49.00	(381)	(244)
Centrais Eólicas do Paraná Ltda.	809	638	30.00	243	192
Foz do Chopim Energética Ltda.	16,454	12,775	35.77	5,886	4,570
UEG Araucária Ltda.	(60,248)	(106,370)	20.00	-	(84)
Onda Provedor de Serviços S.A.	-	(903)	24.50	-	(135)

				5,849	21,476

The Company has been recording its investments on the equity method of accounting, limited to the amount of each investment.

At December 31, 2003, the equity accounting adjustments of Sercomtel S.A. – Telecomunicações and Escoelectric Ltda. were calculated based on preliminary financial statements. Consequently, the equity in earnings were understated by R$ 2,645 and R$ 833, and adjusted in the first and fourth quarters of 2004.

The Company, based on financial statements of the associated company Sercomtel S.A. Telecomunicações at December 31, 2004 audited by PricewaterhouseCoopers Auditores Independentes – paragraph 4, report dated February 11, 2005 –– recognized an equity accounting loss of R$ 7,881. This amount refers to the equity loss in Copel arising from investments made by Sercomtel in other companies, which recorded a provision for net capital deficiency.

39. Financial Income (Expenses), Net

	Parent company		Consolidated

	2004	2003	2004	2003
Financial income
Income on financial investments	51	7,583	52,954	71,262
Interest and commissions	3,969	6,363	166,320	71,737
Monetary variations	-	(2)	115,451	74,162
Arrears charges on energy bills	-	-	51,397	59,835
( - ) Taxes and social contributions on financial income	(11,739)	(10,683)	(23,545)	(23,861)
Monetary restatement - CVA	-	-	40,904	35,950
Interest on taxes recoverable	1,980	3,851	2,339	17,828
Other financial income	138	95	10,093	18,910
	(5,601)	7,207	415,913	325,823
(-) Financial expenses
Interest on loans and financing	2,878	24,024	154,580	214,491
Monetary and exchange variations	1	-	7,945	(119,571)
Interest on tax installments	3,823	3,035	3,822	3,036
Interest on derivative transactions	-	-	90,906	33,724
Contractual fines – tax and others	5,376	4	99,068	10,765
Provision for federal taxes	7,000	-	26,000	-
Other financial expenses	3,821	1,022	36,398	39,802
	22,899	28,085	418,719	182,247

	(28,500)	(20,878)	(2,806)	143,576

40. Tariff Adjustments

a) Annual tariff adjustment

ANEEL approved, through Resolution No. 284 of June 23, 2003, electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection installations, set the annual amount of the electric energy inspection service fee, and the tariffs for the use of distribution systems.

The tariff increase applies since June 24, 2003, with an average increase of up to 25.27% .

As disclosed in the Material Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and avoid a possible decrease in consumption, reduce default, reward timely payments by consumers, and attract new consumers, especially manufacturers, the Board of Directors of the Company at the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting held on December 9, 2003, granted a discount on energy bills to performing consumers in the same amount of the increase authorized by ANEEL. This measure was also analyzed by the 159th Extraordinary General Meeting of stockholders held on October 3, 2003, re-ratified by the 160th Extraordinary General Meeting on November 13, 2003.

Starting January 2004, the Company decided to reduce to 8.2% the percentage of discount offered to performing consumers. This decision resulted in an average increase of 15% in the total amount of energy bills.

b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

ANEEL Resolution 146, published in the Official Government Gazette on June 24, 2004, contained the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution 284/2003. This adjustment comprises 9.17% relating to the rate determined by the process of tariff review, and 5.26% relating to cost recoveries already realized (CVA).

In order to control the default levels and stimulate the electric energy consumption in the State of Paraná, the Company decided to continue granting discounts to those consumers who pay bills on time. Accordingly, on the amounts of Resolution 146/04 (which includes the adjustment of 25.27% for 2003 and 14.43% for 2004), the Company granted an average discount of 12.5% .

As a result, the average increase transferred to consumers who pay bills on time, as from June 24, 2004, was some 9%.

As from February 1, 2005, the Copel tariff discounts were reduced to some 8.2% on the amounts of Resolution 146/04, resulting in an average adjustment of 5%.

To enable the discounts granted by Copel Distribuição to its end consumers, Copel Geração also granted an average discount of 28% in 2004.

41. Wholesale Energy Market (MAE)

COPEL Distribuição electric energy sale details, considered in the MAE accounting records, were not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This data was calculated based on criteria and amounts established in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002. The Company has challenged these decisions at the administrative level and in the courts.

The Company’s claim is basically based on the fact that the Decision and Resolution were applied retroactively to the date of operations, especially as regards the partial sale of its share of energy from Itaipu in the Southern and Southeastern submarkets to meet independent electricity supply bilateral agreements during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. At December 31, 2004, the estimated amount of the calculation differences was approximately R$ 534,000, which has not been recognized by the Company in its payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Region Court, intended to stay the settlement of the amount determined by ANEEL Decision No. 288 and Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that there are good chances of a favorable outcome on these proceedings.

The accumulated balances related to transactions carried out by the Company, are as follows:

	COPEL	COPEL
	Geração	Distribuição	Total consolidated

			2004	2003
Current assets (Note 7)
Up to December 2003	98	-	98	25,970
From October to December 2004	7,556	4,071	11,627	-
	7,654	4,071	11,725	25,970
Current liabilities (Note 20)
Up to December 2003	-	-	-	4,772
	-	-	-	4,772

Changes in spot-market energy amounts (MAE) in 2004, were as follows:

				Consolidated
	Amount to be settled	Settlement	Appropriation	Amount to be settled

	31.12.2003			31.12.2004
Current assets (Note 7)
Up to December 2003	25,970	(25,872)	-	98
From January to March 2004	-	(296)	296	-
From April to June 2004	-	(2,175)	2,175	-
From July to September 2004	-	(6,978)	6,978	-
From October to December 2004	-	(7,141)	18,768	11,627
	25,970	(42,462)	28,217	11,725
Current liabilities (Note 20)
Up to December 2003	4,772	(4,772)	-	-
From January to March 2004	-	(16,643)	16,643	-
From April to June 2004	-	(36,617)	36,617	-
From July to September 2004	-	(2,176)	2,176	-
From October to December 2004	-	(1,775)	1,775	-
	4,772	(61,983)	57,211	-

	21,198	19,521	(28,994)	11,725

On June 24, 2003, after the completion of audit work, MAE issued a communication approving the new calendar for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement was made on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the decisions on the ongoing lawsuits filed by certain industry companies and the interpretation of COPEL of the current market rules. These companies, that were not included in the rationing area, were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of certain MAE accounting rules included in the General Electricity Industry Agreement.

42. Reconciliation of Provisions for Income Tax and Social Contribution

The reconciliation of the provisions for Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated at the standard rates of tax, with the amounts in the statement of income is as follows:

	Parent company		Consolidated

	2004	2003	2004	2003
Net income before IRPJ and CSLL	379,243	184,758	593,824	280,831
IRPJ and CSLL (34%)	(128,942)	(62,817)	(352,254)	(207,242)
Tax effects on:
Interest on own capital	32,661	14,479	76,048	88,445
Dividends	2,842	19	3,772	498
Equity in earnings	98,625	34,676	104,837	43,408
Actuarial calculation	-	-	(22,501)	(20,789)
Other	(10,281)	22	(8,335)	394
IRPJ and CSLL expense
for the year	(5,095)	(13,621)	(198,433)	(95,286)

43. Financial Instruments

Company management carries out, through a derivatives policy, currency hedge transactions to protect against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The nominal outstanding amount of the derivatives is R$ 444,383, where the Company has an asset position corresponding to exchange fluctuations and a liability position in relation to the percentage change of the Interbank Deposit Certificate (CDI) interest rate.

The book value of these financial instruments is restated in accordance with the contractual rates. The unrealized loss on these transactions intended to minimize the exposure to foreign exchange fluctuations of R$ 124,629 is recorded in financial expenses (R$ 90,905 in 2004 and R$ 33,724 in 2003).

44. Related Party Transactions

COPEL carried out a number of unconsolidated related party transactions, including the sale of electric energy. Tariffs charged were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

The main balances of the related party transactions in the balance sheet are:

Related party	Nature of the transaction	Consolidated

		2004	2003
Current assets
Braspower I. Engineering S/C Ltda.	Loan of employees	982	612
Copel Amec S/C Ltda.	Loan of employees	18	7
Paraná State Government	Loan of employees	1,154	1,110
Paraná State Government	Results for Offset (CRC) account
	(Note 11)	29,459	123,885
Onda Provedor de Serviços S.A.	Installments of optical fiber
	leasing bills (Note 14)	4,594	3,550
Sercomtel S.A. Telecomunicações	Optical fibers leasing	89	1

Long-term receivables
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement (Note 15)	216,926	24,000
Foz do Chopim Energética Ltda.	Loan agreement (Note 15)	33,476	31,054
Paraná State Government	Results for Offset Account (CRC)
	(Note 11)	1,167,945	912,441
Onda Provedor de Serviços S.A.	Installments of optical fiber
	leasing bills (Note 14)	-	1,215

Current liabilities
BNDES	Financing of deviation of the Jordão river	5,379	5,213
BNDES	Financing of machinery, equipment, works, facilities and
	services (Note 18)	6,295	6,166
Centrais Eólicas do Paraná Ltda.	Electric energy purchases	1,357	225
Dona Francisca Energética S.A.	Electric energy purchases (Nota 20)	30,517	3,625
Eletrobrás	Financing (Note 18)	46,356	39,444
Eletrobrás (Itaipu)	Electric energy purchases (Nota 20)	62,736	68,741
Foz do Chopim Energética Ltda.	Electric energy purchases	44,878	18,463

Long-term liabilities
BNDES	Financing of deviation of the Jordão river	-	5,164
BNDES	Financing of machinery, equipment, works, facilities and
	services (Note 18)	37,835	43,238
Eletrobrás	Financing (Note 18)	355,884	368,851
	.

The main balances of related party transactions in the statement of operations are:

Related party	Nature of the transactions	Consolidated

		2004	2003
Gross sales and/or service revenues
Onda Provedor de Serviços S.A.	Optical fiber leasing	483	1,353
Sercomtel S.A. Telecomunicações	Optical fiber leasing	1,557	1,713

Electric energy purchased for resale
Centrais Eólicas do Paraná Ltda.	Electric energy purchases	964	691
Dona Francisca Energética S.A.	Electric energy purchases (Note 29)	44,112	32,336
Eletrobrás (Itaipu)	Electric energy purchases (Note 29)	439,494	395,664
Foz do Chopim Energética Ltda.	Electric energy purchases	21,785	18,463

Other operating expenses
Braspower I.Engineering S/C Ltda.	Recovery of loan of employee expenses	(370)	(302)
Copel Amec S/C Ltda.	Recovery of loan of employee expenses	(143)	(239)
Paraná State Government	Recovery of loan of employee expenses	(109)	(192)

Financial income
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement income	19,852	-
Foz do Chopim Energética Ltda.	Loan agreement income	3,034	4,065
Paraná State Government	CRC revenues	198,278	126,945
Onda Provedor de Serviços S.A.	Interest on installments of optical fiber
	leasing bills	276	448

Financial expenses
BNDES Participações S.A.	Financing of deviation of the Jordão river	1,198	2,093
BNDES Participações S.A.	Financing of machinery, equipment, works, facilities and
	services	5,649	6,522
Dona Francisca Energética S.A.	Fine on electric energy purchase agreement	739	-
Foz do Chopim Energética Ltda.	Fine on electric energy purchase agreement	3,167	732
Eletrobrás	Financing expenses	42,480	40,661

The balances of transactions between the Company and its wholly-owned subsidiaries are stated in Note 15.

Braspower International Engineering S/C Ltda. – The Company loans employees to Braspower International Engineering S/C Ltda. and recorded as recovery of expenses the amounts of R$ 370 in 2004 and R$ 302 in 2003, with a balance receivable of R$ 982 (R$ 612 in 2003).

Copel Amec S/C Ltda. – The Company loans employees to Copel Amec S/C Ltda. and recorded as recovery of expenses the amounts of R$ 143 in 2004 and R$ 239 in 2003, with a balance receivable of R$ 18 (R$ 7 in 2003).

Paraná State Government – The Company has CRC credits with the Paraná State Government, as described in Note 11, which resulted in financial income of R$ 198,278 (R$ 126,945 in 2003). The Company also loans employees to the Government and recorded as recovery of expenses the amounts of R$ 109 in 2004 and R$ 192 in 2003, with a balance receivable of R$ 1,154 (R$1,110 in 2003).

Onda Provedor de Serviços S.A. – The Company has balances of optical fiber leasing bills receivable from Onda Provedor de Serviços S.A. of R$ 4,594, (R$ 3,550 in 2003) and lease revenues in 2004 of R$ 483 (R$ 1,353 in 2003), and financial income of R$ 276 (R$ 448 in 2003).

Sercomtel S.A. Telecomunicações – The Company leases optical fibers to Sercomtel S.A. Telecomunicações and has a receivable of R$ 89 (R$ 1 in 2003) and lease revenues of R$ 1,557 (R$ 1,713 in 2003).

Elejor – Centrais Elétricas do Rio Jordão S.A. – The Company has a loan agreement with Elejor – Centrais Elétricas do Rio Jordão S.A., as described in Note 15, and recorded financial income of R$ 19,852 in 2004.

Foz do Chopim Energética Ltda. – The Company has a loan agreement with Foz do Chopim Energética Ltda., as described in Note 15, and recorded financial income of R$ 3,034 (R$ 4,065 in 2003). The Company also has an agreement for the purchase of electric energy with this company, totaling R$ 21,785 (R$ 18,463 in 2003), and a balance payable of R$ 44,878 (R$ 18,463 in 2003). The Company also incurred fines on the purchase agreement of R$ 3,167 (R$ 732 in 2003).

BNDES - A BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to indicate two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has loan agreements as described in Note 18. These agreements incurred financial expenses of R$ 6,847 (R$ 1,198 and R$ 5,649) in 2004 and R$ 8,615 (R$ 2,093 and R$ 6,522) in 2003.

Centrais Eólicas do Paraná Ltda. – the Company has an agreement for the purchase of electric energy with Centrais Eólicas do Paraná Ltda. The purchases in 2004 totaled R$ 964 (R$ 691 in 2003) and a balance payable of R$ 1,357 (R$ 225 in 2003).

Dona Francisca Energética S.A. - The Company provided guarantees to its indirect associated company Dona Francisca Energética S.A. for the loans from the Interamerican Development Bank (IDB) (guaranteed by shares of the associated company held by the Company) and the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 40,700 and R$ 47,300, respectively.

The Company has an agreement for the purchase of electric energy from Dona Francisca Energética S.A. The purchases in 2004 totaled R$ 44,112 (R$ 32,336 in 2003) and a balance payable of R$ 30,517 (R$ 3,625 in 2003). The Company also incurred fines on the purchase agreement of R$ 739, in 2004.

Eletrobrás –Eletrobrás holds 1.1% of the Company’s common shares. The Company has loans with Eletrobras, as described in Note 18, with financial expenses of R$ 42,480 (R$ 40,661 in 2003). The Company has an agreement for the purchase of electric energy from Eletrobrás (Itaipu). The purchases in 2004 totaled R$ 439,494 (R$ 395,664 in 2003) and a balance payable of R$ 62,736 (R$ 68,741 in 2003).

UEG Araucária Ltda. – The Company entered into an agreement with UEG Araucária for the purchase of assured electric energy. The term of this agreement is being discussed in court (Note 20).

45. Profit Sharing

In 1996, the Company adopted a program of profit sharing for its employees, based on operating and financial goals agreed with these employees. In 2004 (Note 30) profit sharing was accrued as follows:

R$ thousand

COPEL Geração S.A.	3,052
COPEL Transmissão S.A.	2,788
COPEL Distribuição S.A.	11,170
COPEL Telecomunicações S.A.	939
COPEL Participações S.A.	168
Companhia Paranaense de Gás - Compagas	202

18,319

The profit sharing has been accounted for in conformity with Circular No. 01/2003-CVM/SEP/SNC, of January 16, 2003, which among other aspects, determines that profit sharing not specified in the by-laws must be classified as operating costs or expenses.

46. Insurance

The table below shows the main insurance by type of risk and the maturity date of the policies:

		Consolidated
Risks	Maturity date	Insured amount

Nominated risks (a)	8/24/2005	1,593,316
Fire – own and leased properties (b)	8/24/2005	140,184
Civil liability (c)	8/24/2005	2,850
Civil liability (c)	6/23/2005	3,600
Engineering (d)	8/24/2005	registered policy
National and international freight - export and import (e)	8/24/2005	registered policy
Multiple risks (f)	8/13/2005	1,460
Multiple risks (f)	9/20/2005	710
Vehicles (g)	3/20/2005	market value

a) Nominated risks – the policy indicates the substations and plants, listing the main equipment and the respective insured amounts and the maximum indemnity amounts. The policy includes basic insurance cover such as fire, lightning, and any type of explosion, and additional cover against possible electric damages, sundry risks, electric and electronic IT equipment risks.

b) Fire – own and leased properties – covers the property and part of its contents. Ensures the payment of indemnity to the insured or the property owner for damages caused by fire, lightning, and any type of explosion risk and their consequences.

c) Civil liability – covers indemnities for involuntary, personal and/or material damages and/or pain and suffering caused to third parties as a result of the business operations of the Company.

d) Engineering risks – covers installation, assembling, disassembling and testing risks in new equipment, especially in substations and plants. The policy was contracted with variable cover, according to the case and need to cover the risks related to the engineering services.

e) Freight insurance – covers damages caused to merchandise transported by any appropriate means in the domestic market and during import and export transactions in the foreign market. The policy was contracted with variable cover, basically used for insure the transportation of electric, electronic and telecommunication services.

f) Multiple risks – policy which includes the Compagas assets, covering them against fire, lightning, explosion, electric damages, electronic equipment risks, smoke, theft or compound larceny.

g) Vehicles insurance – assures indemnities for damages and expenses incurred arising from covered risks relating to eleven Compagas vehicles. It has basic cover for the vehicles and additional cover for civil responsibility for material, personal and moral damages to third parties amounting to R$ 150, R$ 300 and R$ 45, respectively.

47. Statement of Changes in Financial Position

FINANCIAL RESOURCES WERE PROVIDED BY	Parent company		Consolidated

	2004	2003	2004	2003
OPERATIONS
Net income for the year	374,148	171,137	395,391	185,545
Income (expenses) not affecting working capital
Depreciation and amortization	-	-	308,910	296,232
Depreciation of property, plant and equipment in use	-	-	308,779	296,195
Amortization of deferred charges	-	-	131	37
Long-term monetary variations, net	(4,175)	(5,638)	9,646	(184,400)
Long-term receivables	(6,032)	(8,617)	(164,509)	(102,253)
Loans and financing - local currency	-	-	13,991	13,341
Loans and financing - foreign currency	-	-	15,354	(168,127)
Debentures	-	-	50,645	66,804
Long-term liabilities	1,857	2,979	94,165	5,835
Equity in the (earnings)/loss of subsidiary and associated companies	(420,131)	(313,734)	(5,849)	(21,476)
Copel Geração S.A.	(27,423)	(217,967)	-	-
Copel Transmissão S.A.	(147,544)	(121,524)	-	-
Copel Distribuição S.A.	(206,992)	75,671	-	-
Copel Telecomunicações S.A.	1,028	(2,143)	-	-
Copel Participações S.A.	(39,200)	(47,771)	-	-
Copel Amec S/C Ltda.	-	-	(21)	64
Carbocampel S.A.	-	-	14	71
Braspower International Engineering S/C Ltda.	-	-	381	244
Centrais Eólicas do Paraná Ltda.	-	-	(243)	(192)
Foz do Chopim Energética Ltda.	-	-	(5,886)	(4,570)
UEG Araucária Ltda.	-	-	-	84
Sercomtel S.A. Telecomunicações	-	-	10,759	(1,767)
Sercomtel Celular S.A.	-	-	(1,394)	(2,128)
Dominó Holdings S.A.	-	-	(10,170)	(13,236)
Escoeletric Ltda.	-	-	711	(181)
Onda Provedor de Serviços S.A.	-	-	-	135
Deferred income tax and social contribution on net income	21,617	(49,391)	30,650	(49,958)
Provisions for loss on tax incentives	-	39,590	-	39,590
Provisions (reversals) in long-term liabilities	7,000	526	156,186	394,043
Electric energy suppliers (CIEN)	-	-	-	272,000
Post-employment benefits	-	-	118,698	103,533
Labor contingencies	-	526	(23,610)	13,165
INSS assessments	-	-	7,081	1,164
Tariff adjustment - 1986	-	-	-	2,593
Annual adjustments of RGR installments - 2003	-	-	-	1,588
Civil/tax court	-	-	28,017	-
Other federal taxes	7,000	-	26,000	-
Disposals of long-term receivables	-	-	70,873	4,256
ICMS to be offset - Kandir Law	-	-	68,274	83
Judicial deposits	-	-	2,599	4,160
Assets for sale	-	-	-	13

STATEMENT OF CHANGES IN FINANCIAL POSITION (Analytical)
For the years ended December 31, 2004 and 2003
In thousands of reais

FINANCIAL RESOURCES WERE PROVIDED BY	Parent company		Consolidated

	2004	2003	2004	2003
OPERATIONS
Disposals of investments	-	-	19	3,193
Disposals of property, plant and equipment in use	-	-	13,639	7,114
Amortization of goodwill on investments	-	-	4,808	4,808
Sercomtel S.A. Telecomunicações	-	-	4,228	4,228
Sercomtel Celular S.A.	-	-	580	580
Total income (expenses) not affecting working capital	(395,689)	(328,647)	588,882	493,402
Adjusted results of operations	(21,541)	(157,510)	984,273	678,947

Dividends from subsidiary and associated companies	130,060	211,748	5,237	7,738
Copel Geração S.A.	26,052	125,732	-	-
Copel Transmissão S.A.	85,470	70,335	-	-
Copel Telecomunicações S.A.	-	1,078	-	-
Copel Participações S.A.	18,538	14,603	-	-
Sercomtel S.A. Telecomunicações	-	-	835	1,747
Sercomtel Celular S.A.	-	-	2,384	1,236
Dominó Holdings S.A.	-	-	2,018	4,755
Gain on sale of investment - Campos Novos Energia S.A.	-	-	-	(24,903)
TOTAL FROM OPERATIONS	108,519	54,238	989,510	661,782

THIRD PARTIES
Refund of judicial deposits and guarantees	-	-	25,000	-
Subsidiary and associated companies	261,762	-	-	-
Sale of investment - Campos Novos Energia S.A.	-	-	-	88,309
Consumer contributions	-	-	47,925	44,109
Donations and grants received	-	5	-	5
Loans and financing	-	-	25,412	-
Local currency	-	-	25,412	-
Transfer of long-term receivables to current assets
Consumers and resellers	-	-	20,489	10,385
CRC transferred to the Paraná State Government	-	-	24,214	19,097
ICMS recoverable	-	-	32,907	47,398
"Portion A" offsetting account	-	-	205,231	80,176
Loan agreements	7,961	4,999	4,585	1,260
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	3,973	-
Companhia Paranaense de Gás - Compagás	7,349	3,739	-	-
Foz do Chopim Energética Ltda.	612	1,260	612	1,260
Other assets	1,215	1,644	1,450	1,651
Installments - Onda Provedor de Serviços S.A.	1,215	1,644	1,215	1,644
Prepaid expenses	-	-	235	7
TOTAL THIRD PARTIES	270,938	6,648	387,213	292,390
INCREASE IN NET CURRENT LIABILITIES	307,020	192,741	745,861	105,820
TOTAL FUNDS PROVIDED	686,477	253,627	2,122,584	1,059,992

FINANCIAL RESOURCES WERE USED FOR	Parent company		Consolidated

	2004	2003	2004	2003

Payment of dividends	96,061	42,584	101,533	45,954
Companhia Paranaense de Energia - Copel	96,061	42,584	96,061	42,584
Companhia Paranaense de Gás - Compagás (minority stockholders)	-	-	5,472	3,370
Property, plant and equipment	-	-	404,220	297,220
Generation	-	-	18,325	11,260
Transmission	-	-	88,544	70,928
Distribution	-	-	233,808	157,958
Telecommunications	-	-	43,320	44,918
Piped gas			20,220	12,144
General	-	-	3	12
Long-term receivables
Consumers and resellers	-	-	1,859	45,307
MAE - reclassified to current assets	-	-	-	6,881
Payment in installments of municipal debts	-	-	1,859	38,426
CRC transferred to the Paraná State Government - transferred from current assets	-	-	170,149	-
ICMS recoverable	-	-	11,407	17,676
Judicial deposits	7,056	2,713	35,020	35,005
Subsidiary and associated companies	-	90,092	-	-
Loan agreements	-	-	177,044	24,000
Centrais Elétricas Rio Jordão S.A. - Elejor	-	-	177,044	24,000
"Portion A" offsetting account	-	-	111,937	114,404
"Portion A" offsetting account - reclassification from current assets	-	-	-	78,846
PIS and COFINS regulatory asset	-	-	80,426	-
Other assets	-	-	-	4,116
Prepaid insurance	-	-	-	4,116
Total long-term investments	7,056	92,805	587,842	319,354

Investments	325	5	37,276	42,094
Campos Novos Energia S.A.	-	-	-	9,870
Copel Amec S/C Ltda.	-	-	-	43
Braspower International Engineering S/C Ltda.	-	-	381	-
UEG Araucária Ltda.	-	-	-	1,460
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	36,481	30,414
Tax incentives	325	-	325	-
Other (studies and projects)	-	5	89	307

FINANCIAL RESOURCES WERE USED FOR	Parent company		Consolidated

	2004	2003	2004	2003

Transfer of long-term liabilities to current
Loans and financing	483,035	13,542	581,618	104,694
Local currency	-	-	62,989	56,709
Foreign currency	483,035	13,542	518,629	47,985
Debentures	100,000	100,000	100,000	100,000
Suppliers	-	-	32,227	5,627
Post-employment benefits	-	-	144,416	133,483
Derivative transactions	-	-	124,629	-
Taxes, social contributions and other accounts payable	-	-	7,216	6,555
Compagás loans with its associated companies	-	-	-	3,582
RGR - annual adjustments in installments	-	-	-	2,973
Other - Compagás debts	-	-	7,216	-

Legal contingencies, net of deposits	-	4,691	1,607	5,011
Provisions for contingencies - labor	-	4,691	-	4,692
Provisions for contingencies - tax adjustment -1986	-	-	1,607	319

Total long-term liabilities transferred to current	583,035	118,233	991,713	355,370

TOTAL FUNDS USED	686,477	253,627	2,122,584	1,059,992

CHANGES IN WORKING CAPITAL

Opening current assets	197,180	164,241	1,420,693	1,052,860
Opening current liabilities	347,456	121,776	1,289,692	816,039
Opening working capital (excess of current liabilities)	(150,276)	42,465	131,001	236,821

Closing current assets	320,171	197,180	1,633,077	1,420,693
Closing current liabilities	777,467	347,456	2,247,937	1,289,692
Closing working capital (excess of current liabilities)	(457,296)	(150,276)	(614,860)	131,001

Increase in net current liabilities	(307,020)	(192,741)	(745,861)	(105,820)

48. Wholly-Owned Subsidiaries

Shown below are the financial statements at December 31, 2004 and 2003 of the wholly-owned subsidiaries: Copel Geração (GER), Copel Transmissão (TRA) and Copel Distribuição (DIS):

ASSETS	GER		TRA		DIS
	2004	2003	2004	2003	2004	2003

Current assets
Cash and cash equivalents	360,440	219,071	73,105	68,263	61,698	52,510
Consumers and resellers, net	235,251	254,092	42,938	36,463	693,504	609,140
Services provided to third parties, net	1,970	510	95	28	241	-
Services in progress	880	527	3,044	1,625	406	605
CRC transferred to the Paraná State Government	-	-	-	-	29,459	123,885
Taxes and contributions recoverable	34,850	8,839	9,088	15,743	64,552	96,419
Storeroom inventories	14	1	9,485	7,577	18,162	16,306
“Portion A” offsetting account	-	-	-	-	197,162	59,463
Other receivables	11,666	11,313	4,037	3,616	13,600	9,347
	645,071	494,353	141,792	133,315	1,078,784	967,675
Long-term receivables
Consumers and resellers	26,692	35,755	-	-	29,342	36,520
CRC transferred to the Paraná State Government	-	-	-	-	1,167,945	912,441
Taxes and contributions recoverable	49,352	46,690	36,769	40,749	288,582	394,290
Judicial deposits	5,162	3,863	12,899	8,853	45,003	25,049
Subsidiary, associated and parent companies	519,096	219,527	80,448	20,153	-	-
“Portion A” offsetting account	-	-	-	-	111,246	178,390
Other receivables	3,929	4,162	24,874	5,874	97,792	59,666
	604,231	309,997	154,990	75,629	1,739,910	1,606,356
Permanent assets
Investments	4,150	6,045	2,257	2,273	404	413
Property, plant and equipment	3,002,469	3,084,040	1,002,694	954,211	1,813,562	1,748,389
( - ) Special liabilities	-		(7,140)	(7,140)	(718,308)	(670,384)
	3,006,619	3,090,085	997,811	949,344	1,095,658	1,078,418

Total assets	4,255,921	3,894,435	1,294,593	1,158,288	3,914,352	3,652,449

LIABILITIES AND STOCKHOLDERS' EQUITY	GER		TRA		DIS
	2004	2003	2004	2003	2004	2003

Current liabilities
Loans and financing	467,320	72,372	18,407	19,370	22,375	16,757
Debentures	-	-	-	-	156,620	51,150
Suppliers	527,915	184,653	6,075	2,994	466,185	467,023
Taxes and social contributions	8,739	28,194	28,236	25,207	203,474	192,104
Interest on equity	130,254	106,872	132,434	59,784	-	-
Payroll and labor provisions	14,464	12,662	13,242	11,687	50,975	42,904
Post-employment benefits	24,478	22,863	24,136	22,173	70,601	43,945
Regulatory charges	15,297	9,393	1,806	760	47,018	39,940
Derivative transactions	124,629	-	-	-	-	-
Other accounts payable	816	935	657	2,176	19,468	22,644
	1,313,912	437,944	224,993	144,151	1,036,716	876,467
Long-term liabilities
Loans and financing	427,992	922,735	105,744	125,812	131,296	137,945
Debentures	-	-	-	-	457,407	506,761
Suppliers	889	889	-	-	239,774	272,000
Post-employment benefits	104,073	104,864	92,833	94,625	322,562	343,346
Derivative transactions	-	33,724	-	-	-	-
Taxes and social contributions	-	-	6,521	-	64,933	82,316
Subsidiary, associated and parent company	-	-	-	-	171,388	139,527
Provisions for contingencies	38,523	25,118	29,307	20,579	120,133	130,936
Regulatory charges	1,588	1,588	-	-	-	-
	573,065	1,088,918	234,405	241,016	1,507,493	1,612,831
Stockholders' equity
Capital	2,338,932	2,338,932	751,989	751,989	1,607,168	1,607,168
Revenue reserves	30,012	28,641	83,206	21,132	-	-
Accumulated deficit				-	(237,025)	(444,017)
	2,368,944	2,367,573	835,195	773,121	1,370,143	1,163,151

Total liabilities and stockholders' equity	4,255,921	3,894,435	1,294,593	1,158,288	3,914,352	3,652,449

STATEMENT OF OPERATIONS	GER		TRA		DIS
	2004	2003	2004	2003	2004	2003

Operating revenues
Electric energy supply	37,319	29,305	-	-	4,571,013	3,709,567
Electric energy sales to distributors	972,042	878,452	-	-	174,962	212,611
Use of transmission grid	-	-	367,291	286,665	80,526	14,606
Other operating revenues	15,715	14,677	2,273	3,127	63,439	47,677
Deductions from operating revenues	(88,113)	(60,233)	(22,104)	(21,637)	(1,459,364)	(1,198,056)
Net operating revenues	936,963	862,201	347,460	268,155	3,430,576	2,786,405
Operating expenses
Electric energy purchased for resale	(75,727)	(52,090)	-	-	(1,589,304)	(1,795,208)
Charges on use of transmission system	(59,606)	(49,181)	-	-	(489,597)	(377,574)
Personnel, pension fund and health care plan	(95,327)	(86,601)	(96,601)	(74,302)	(365,143)	(316,372)
Materials	(6,420)	(7,996)	(5,309)	(3,717)	(41,206)	(30,800)
Raw materials and inputs used in electric energy generation	(248,496)	(206,231)	-	-	-	-
Third party services	(45,310)	(43,076)	(12,961)	(9,127)	(153,804)	(140,850)
Depreciation and amortization	(101,311)	(100,607)	(36,546)	(35,072)	(142,275)	(137,428)
Regulatory charges	(63,579)	(46,934)	(922)	(488)	(293,827)	(171,193)
Other operating expenses	(7,877)	(23,434)	(6,904)	(6,719)	(223,960)	(34,452)
	(703,653)	(616,150)	(159,243)	(129,425)	(3,299,116)	(3,003,877)
Results from operations	233,310	246,051	188,217	138,730	131,460	(217,472)

Financial results, including exchange variations
Financial income	40,849	42,330	8,881	15,403	347,402	269,209
Financial expenses	(235,006)	(18,196)	(11,029)	(584)	(141,326)	(142,100)
	(194,157)	24,134	(2,148)	14,819	206,076	127,109
Operating profit (loss)	39,153	270,185	186,069	153,549	337,536	(90,363)
Non-operating income (expenses), net	456	1,078	(744)	(833)	(6,291)	(5,421)
Profit (loss) before taxation	39,609	271,263	185,325	152,716	331,245	(95,784)
Income tax and social contribution on net income	(12,186)	(53,296)	(37,781)	(31,192)	(124,253)	20,113
Net income (loss) for the year	27,423	217,967	147,544	121,524	206,992	(75,671)

Shown below are the financial statements at December 31, 2004 and 2003 of the wholly-owned subsidiaries: Copel Telecomunicações (TELECOM) and Copel Participações (PAR) and the subsidiary Companhia Paranaense de Gás – Compagas (COM):

ASSETS	TELECOM		PAR		COM
	2004	2003	2004	2003	2004	2003

Current assets
Cash and cash equivalents	193	403	316	249	20,204	19,673
Consumers and resellers, net	-	-	-	-	391,322	147,000
Services provided to third parties, net	3,406	2,718	-	-	-	-
Dividends receivable	-	-	7,753	9,950	-	-
Services in progress	-	-	231	231	-	-
Taxes and contributions recoverable	3,240	3,838	788	1,847	2	234
Storeroom inventories	2,609	3,305	-	-	363	28
Other receivables	411	373	80	70,705	2,279	5,899
	9,859	10,637	9,168	82,982	414,170	172,834
Long-term receivables
Consumers and resellers	-	-	-	-	886	933
Taxes and social contributions recoverable	11,772	11,808	6,068	4,449	2,487	2,408
Judicial deposits	234	168	-	-	-	-
Subsidiary, associated and parent companies	-	-	216,926	24,000	-	-
Other receivables	-	-	1,694	1,695	52	53,770
	12,006	11,976	224,688	30,144	3,425	57,111
Permanent assets
Investments	-		491,802	442,633	2	1
Property, plant and equipment	185,364	166,520	198	241	120,325	104,790
Deferred charges	-	-	-	-	129	260
	185,364	166,520	492,000	442,874	120,456	105,051

Total assets	207,229	189,133	725,856	556,000	538,051	334,996

LIABILITIES AND STOCKHOLDERS' EQUITY	TELECOM		PAR		COM
	2004	2003	2004	2003	2004	2003

Current liabilities
Loans and financing	-	-	-	-	6,295	6,166
Suppliers	1,945	3,461	35	31	371,494	142,736
Taxes and social contributions	1,102	897	460	328	10,807	1,578
Interest on equity	916	916	38,029	22,272	10,296	6,260
Payroll and labor provisions	4,310	3,534	736	819	620	484
Post-employment benefits	5,409	3,061	142	132	-	-
Regulatory charges	14	13	-	-	-	6
Other payables	25	7	1,791	2	1,712	6,601
	13,721	11,889	41,193	23,584	401,224	163,831
Long-term liabilities
Loans and financing	-	-	-	-	37,835	43,238
Post-employment benefits	19,742	22,232	654	828	723	411
Taxes and social contributions	-	-	-	-	6,955	2,652
Subsidiary, associated and parent companies	64,109	44,599	309,763	178,005	-	12,021
Provisions for contingencies	682	410	-	-	-	-
Gas not used	-		-	-	-	53,715
	84,533	67,241	310,417	178,833	45,513	112,037
Stockholders' equity
Capital	120,650	120,650	330,718	330,718	39,648	39,648
Capital reserves	701	701	-	-	-	-
Revenue reserves	107	107	43,528	22,865	51,666	19,480
Accumulated deficit	(12,483)	(11,455)	-	-	-	-
	108,975	110,003	374,246	353,583	91,314	59,128

Total liabilities and stockholders' equity	207,229	189,133	725,856	556,000	538,051	334,996

STATEMENT OF OPERATIONS	TELECOM		PAR		COM
	2004	2003	2004	2003	2004	2003

Operating revenues
Revenues from telecommunications	69,963	60,710	-	-	-
Distribution of piped gas	-	-	-	-	326,511	293,644
Other operating revenues	2	-	-	-	163	501
Deductions from operating revenues	(10,238)	(8,694)	-	-	(38,733)	(37,305)
Net operating revenues	59,727	52,016	-	-	287,941	256,840
Operating expenses
Personnel, pension fund and health care plan	(26,046)	(21,352)	(4,004)	(3,399)	(4,429)	(3,580)
Materials	(1,286)	(958)	(10)	(62)	(201)	(216)
Gas purchased for resale and inputs	-	-	-	-	(207,948)	(200,153)
Third party services	(5,739)	(5,637)	(446)	(620)	(2,576)	(1,654)
Depreciation and amortization	(24,252)	(19,189)	(44)	(46)	(4,482)	(3,890)
Regulatory charges	(162)	(165)	-	-	-	-
Other operating expenses	(3,182)	(2,606)	14	(137)	(1,555)	(1,820)
	(60,667)	(49,907)	(4,490)	(4,264)	(221,191)	(211,313)
Results from operations	(940)	2,109	(4,490)	(4,264)	66,750	45,527
Equity in earnings of other companies	-	-	23,151	31,228	-	-
Financial results
Financial income	1,133	1,960	21,471	545	3,033	4,711
Financial expenses	(636)	(375)	(1,572)	(138)	(7,506)	(7,877)
	497	1,585	19,899	407	(4,473)	(3,166)
Operating profit (loss)	(443)	3,694	38,560	27,371	62,277	42,361
Non-operating income (expenses), net	(158)	(308)	399	23,489	6	-
Profit (loss) before taxation	(601)	3,386	38,959	50,860	62,283	42,361
Income tax and social contribution on net income	(427)	(1,243)	242	(3,089)	(18,930)	(12,958)
Net income (loss) for the year	(1,028)	2,143	39,201	47,771	43,353	29,403

49. Subsequent Events

Tariff discount reduction – As from February 1, 2005, the average discount granted to consumers who pay bills on time was reduced to be 8.2% on the tariffs of ANEEL Resolution 146/04, resulting in an average adjustment of 5%.

Debentures – In February 2005, Copel successfully renegotiated the 2nd series of the 2nd issue of debentures, in the amount of R$ 100,000, to the DI rate plus 1.5% p.a. Prior to the renegotiation, the rate was DI plus 1.75% p.a. In March 2005, Copel filed with the CVM a request for recording a Debenture Program of R$ 1,000,000. The 1st series of this program will amount to R$ 400,000, to be used to pay Eurobonds of US$ 150,000 issued in 1997.

AUDIT BOARD

PAULO ROBERTO TROMPCZYNSKI
NELSON PESSUTI
ANTONIO RYCHETA ARTEN
ARIOVALDO DOS SANTOS
ERNESTO RUBENS GELBCKE

BOARD OF DIRECTORS

JOÃO BONIFÁCIO CABRAL JÚNIOR
RUBENS GHILARDI
ACIR PEPES MEZZADRI
LUIZ ANTÔNIO ROSSAFA
LINDSLEY DA SILVA RASCA RODRIGUES
SÉRGIO BOTTO DE LACERDA
FRANCELINO LAMY DE MIRANDA GRANDO
AMÉRICO ANTONIO GAION
LAURITA COSTA ROSA

EXECUTIVE BOARD

RUBENS GHILARDI
CEO
Finance and Investor Relations Officer

LUIZ ANTÔNIO ROSSAFA
Corporate Management Officer

RONALD THADEU RAVEDUTTI
Distribution Officer

JOSÉ IVAN MOROZOWSKI
Electric Energy Generation and Transmission and Telecommunications Officer

ASSIS CORRÊA
Legal Officer

ACCOUNTANT

EDSON GILMAR DAL PIAZ BARBOSA
Contador - CRC-PR-023798/O-0

Report of Independent Auditors

To the Board of Directors and Stockholders
Companhia Paranaense de Energia - COPEL

1 We have audited the accompanying balance sheets of Companhia Paranaense de Energia - COPEL and the consolidated balance sheets of Companhia Paranaense de Energia - COPEL and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, of changes in stockholders’ equity and of changes in financial position of Companhia Paranaense de Energia – COPEL, as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and of Companhia Paranaense de Energia - COPEL and its subsidiaries at December 31, 2004 and 2003, and the results of operations, the changes in stockholders’ equity and the changes in financial position of Companhia Paranaense de Energia – COPEL, as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4 As mentioned in Note 41 to the financial statements, the Company is challenging the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL) contained in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, because the Company believes that these regulations introduced changes in market rules prevailing at the time when the transactions occurred. The amount payable involved is approximately R$ 534,000 thousand, which was not recorded by the Company based on the opinion of its external and internal legal counsel who, respectively, believe that the chances of a favorable outcome for the Company are probable and possible.

Curitiba, March 24, 2005

PricewaterhouseCoopers               Valdir Renato Coscodai

Auditores Independentes              Contador

CRC 2SP000160/O-5 "F" PR           CRC 1SP165875/S-2 "S" PR

Opinion of the Audit Board

The Audit Board of Companhia Paranaense de Energia (COPEL), in compliance with legal and statutory provisions, in addition to having accompanied the economic and financial management of the Company – by analyzing its trial balances - examined the Financial Statements (parent company and consolidated) as of and for the year ended December 31, 2004, comprising the Balance Sheet and other Financial Statements, as well as the Management Report, and considered all the points contained in the Report of PricewaterhouseCoopers Auditores Independentes, as well as the information and explanations provided by these independent auditors, is of the opinion that the financial statements present fairly the financial position of the Company and its subsidiaries and the corresponding results of its operations and are appropriate to be presented for the appreciation and approval of the Company’s stockholders.

Curitiba, March 18, 2005

PAULO ROBERTO TROMPCZYNSKI

Chairman

ANTÔNIO RYCHETA ARTEN                    NELSON PESSUTI

ARIOVALDO DOS SANTOS                                                              ERNESTO RUBENS GELBCKE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.